EXHIBIT 99.1

BCE INC.

2003 ANNUAL REPORT

This is not telecom as usual.
Bell Canada Enterprises 2003 Annual Report

Telecommunications is changing. In wireless and wireline, what’s possible in voice, data and video is expanding — and with it, competition.

This is not telecom as usual. Barriers are disappearing; traditional industry lines are blurring. In this new age, the winners will be those who deliver one thing above all: Simplicity.

Contents
2	Our world of opportunity
6	Getting to simple
10	Delivering simplicity
14	Boldly defining the future
18	Chairman’s message
20	Letter from the President and CEO
24	Corporate social responsibility
27	Financial and operational highlights
28	Management’s discussion and analysis
64	Consolidated financial statements
68	Notes to consolidated financial statements
102	Board of directors and executives
104	Committees of the board
Inside Back Cover
Shareholder information

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Our world of opportunity

Change is here. The capabilities of wireless and wired communication have merged. Higher speeds mean instant access. Technology is getting faster and more affordable. It’s changing the way people live — what they do, what they want and what they expect. For BCE, this is our world of opportunity.

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The new world of IP    The world of communications is migrating to a place where data, video and voice share a common, Internet Protocol-based communication platform. In this world, the emphasis shifts from the network to its edges — to the technology and devices in the hands, homes and offices of the customer. In the world of IP, common standards translate to an open marketplace, where communication service providers of all types and sizes can compete for the same customer.
      Bell’s edge in this new, intensely competitive world is in its powerful brand and its 26 million customer connections. The Bell name is known and trusted by millions of Canadians.

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     Bell’s breadth of services represents tremendous potential to broaden customer relationships. With individuals and families, we have the opportunity to provide the convenience of multiple services from one provider, with a single bill. With small and mid-sized businesses, we have the capabilities to become a trusted technology and telecommunications advisor. With large enterprises, we’re expanding beyond connectivity to become a much higher-value service provider. We’re becoming a Bell that’s quicker to learn from the customer. Fast to move from insight to action. Agile in the face of change.

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Getting to simple

For us, one thing will never change: The customer drives everything. It all starts, and ends, with the customer. We’re changing to get closer to those we serve. We’re becoming simpler as an organization. More aligned with our customers. More streamlined. More efficient and responsive. Faster. Smarter.

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Serving customers smarter; getting to market faster    The key to the future is in our ability to serve our customers better than any competitor. To do that, we are building a Bell that delivers world-class products — simply packaged, simple to use, with industry-leading customer service and top-tier efficiency. In other words, we’re building a simpler Bell to deliver simplicity to customers.

     We established an important foundation when we organized Bell around its three main markets: Consumer, Small and Medium Business, and Enterprise, our largest business customers. The new Bell structure will help us gain deeper knowledge of our customers and improve our ability to provide solutions that encompass a broader range of their needs.

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     Throughout 2003, we worked to improve core processes across the organization to increase the speed at which we deliver those solutions. We’ve streamlined to simplify the customer experience, improve the quality of service and reduce costs. For example, the Consumer group advanced its goal to present one face to the customer by better integrating call centres and Bell World stores. In Small and Medium Business, we successfully reduced the time it takes to open a high-speed Internet account from 37 days to five. And Enterprise began the process of transforming itself into a more agile, integrated service company — better able to leverage its deep network expertise with improved service delivery for end-to-end competitive advantage.

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Delivering simplicity

Our customers are looking for much more than technological wizardry. They want products and services that simplify the way they live or do business. They want to reduce the complexity of deciding what they want. Once they make that decision, they want a trusted provider to deliver it conveniently. And they want it to work the first time, every time.

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Creating simplicity    We’re focused on helping customers choose Bell for more of their communications needs. Making it easier for customers — to select Bell products, to use them and to stay with Bell — is the best barometer of our success.
      Whether we’re working with an individual, a small business or a large corporation, our value centres on providing tools to make it easier to address day-to-day complexity.
      For customers, achieving simplicity is rarely simple, but Bell is intensifying its efforts to help customers get there by enhancing the value it brings.

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     In our Consumer business, we delivered One Bill and made another step forward with the launch of The Bundle. This gives our long-distance customers the opportunity to obtain two or more Bell services, including Internet access and television services, through one point of contact. Small and Medium Business is piloting wire-line, wireless and Internet service packages to increase the number of customers using multiple Bell services. In Enterprise, we are enhancing our ability to converge voice, data and video into a next-generation platform enabling high-value services such as wireless data, security and network management to our customers.

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Boldly defining the future

Rapidly advancing technology is creating a new competitive landscape where traditional industry definitions no longer apply. A world that can change overnight demands providers that can react quickly. But a world that is changing continuously demands something more: providers that can lead.

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Action, not reaction: creating the new telecom    The world where separate networks carry data and voice is going to disappear, replaced by IP technology that enables voice, data and video to be provided over a single network. Internally, the benefits are obvious —streamlined and less costly network management, platforms that enable greater bandwidth and greater simplicity. For customers, new services like Voice over IP and multimedia to a wide range of IP-enabled devices will change how they live and work.
      But an IP network is not enough. With our goal of having a fully IP-based company within three years, we’re developing new products and services that IP technology will enable.

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     We developed a Voice over IP product in the fourth quarter, with some trials planned for the first half of 2004. By mid-year, we will have IP migration plans for all of our major Enterprise customers. We are partnering with industry leaders like Nortel Networks to ensure Canadian businesses are among the first to reap the benefits of IP, with Microsoft to make Internet television a reality and with Lucent to deliver more bandwidth to consumers.
      We opened new innovation centres in Ottawa, Montreal and, most recently, Toronto, to incubate new ideas and rapidly develop them. This is the future: Bell’s world of IP, a world of new capabilities, new services and lower cost to provide them.

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Chairman’s Message

This is my second report as Chairman of the Board of Bell Canada Enterprises. The first focused on our work to renew the credibility and financial strength of the company and concentrated on corporate governance creating a greater independence between the Board and management.
     Our high standards for corporate governance, directed at sustaining business reputation and increasing shareholder value, have been widely recognized. In 2003, we took more steps to further our progress. We better aligned Directors’ compensation with shareholders’ interest. We created a pension fund committee to assist the Board in the oversight of the pension fund. And we welcomed Ron Brenneman, Chief Executive Officer of Petro-Canada, to our Board.
     In December 2003, with the credibility and financial strength of BCE restored, management outlined its vision of the future of telecommunications at its annual meeting with the financial community. Management presented its plans to capture that future with the full support of the Board.
     The potential for BCE is enormous. Its traditional wireline business is solid, and the wireless and Internet Protocol (IP) revolutions provide opportunities for the future. The limits of the technology drivers of those revolutions – microchip, optical, electronic storage and software – are far in the future. BCE’s principal opportunity and challenge will be to transition from the successful wireline business to a much broader set of services based on wireless and IP networks. It will need to manage that transition carefully in order not to sacrifice traditional earnings, while building its leadership in the new services.
     BCE is already a leader in wireless; it will aggressively compete with cable for the broadband home and it will evolve to master the integrated business solutions value chain. BCE has always been an outstanding network organization. But as connectivity becomes increasingly commoditized in an IP world, just providing the network will no longer be good enough. The future will require a layer of applications and services over the new network. It is these applications and services that

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contain the systems and the organizations that will make communications simple and transparent for any customer. And in the attainment of simplicity, in telecommunications as in any field, the most important element is not the concept but the implementation or execution of the concept.
     In a time of profound structural change in the worldwide telecommunications industry, it is worth noting that Canada has had a long-standing tradition of using private money for public good in an enlightened and responsible regulatory environment – one that has provided Canada and Canadians with worldwide telecommunications leadership. Real, facilities-based competition is the basis and the result of our home-grown regulatory model. Today, new-entrant wireline competitors are trying to convince the regulator to mandate sufficiently cheap access to the incumbents’ networks so they can avoid investing. This would create artificial competition that would weaken the entire industry. And be the wrong public policy.
     In a very short period of time – only two years – and with much hard work, many positive changes have been brought about at BCE by a capable and committed management. Through the present and upcoming challenging period, the Board will continue to support thoughtful, reasoned and courageous work. By supporting that work and vision with ever more passion and boldness, an even greater company can be built at BCE.
     A great company. There is nothing this country needs more of than great companies with head offices here – in Canada.

Richard J. Currie, C.M.

Chairman of the Board

BCE Inc.

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From the President and CEO

Dear Shareholder:

Simpler is better.

It’s all about performance.

Good is never good enough.

The customer drives everything.

These were the principles we said were important in our annual report to you last year. They guided our progress in 2003, giving us focus and clarity of purpose. With an eye on these fundamentals, we built momentum within the company throughout the year, and that momentum continues to accelerate.

Accomplishing what we set out to do
 In my letter to you last year, I told you we would intensify our focus on our customers while maintaining strong financial discipline. I said we have to put the customer at the centre of all we do while we work to build a financially durable organization. Without question, we made important progress in 2003 against those measures.
      First, financial performance. We saw a $636 million improvement to our cost structure, thanks to the hard work of all our employees who followed through on our commitment to year-over-year productivity improvement. Their efforts led to an increase in our EBITDA performance of over six per cent to reach more than $7.4 billion and a $2.5 billion improvement in our free cash flow, well exceeding our original target for the year. And that in turn allowed us to reduce our net debt by $2 billion.
      BCE ended the year with a balance sheet that was significantly improved from just twelve months before — this gives us the flexibility we need to plan and invest for the future.

Customer focus from the ground up
 In 2003 we successfully reorganized the company to reflect the markets we serve: Consumer, Small and Medium Business, and Enterprise, our largest business customers.

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Michael Sabia
 President and Chief Executive Officer

     This represents a profound and important change for our company. We have stepped away from our traditional product focus and moved to better integrate the company around the unique needs of three distinct customer types. Our new structure removes barriers that once existed within Bell that made it difficult to understand our customers. We're now dedicated to serving them in a unified way.
      Our new customer-centred organization positions us to capitalize on Bell’s two greatest strengths — our brand and the breadth of our services.

Simplicity in action
 Providing simplicity to our customers means first simplifying the way we operate. Integrating internal administrative systems. Retraining our front-line employees. Giving them greater knowledge of the broad array of services we offer.
      Putting the real emphasis where it belongs — on serving customers the way they want to be served, and doing it profitably. In addition to our financial performance and successful transition to a new organizational structure, we accomplished much to be proud of in 2003.
      One call service for all moves and The Bundle in our Consumer business are excellent examples of our efforts to make our customers’ lives simpler. Emily, the voice-activated call routing technology we introduced at the end of 2002, was extremely well received. We launched a French-speaking version in 2003. And we are now taking the same capability and turning it into a product for our large business customers. That’s the spirit of Bell today.
      Our wireless services had one of our best performances ever in 2003. Wireless revenues increased by 15 per cent, and the number of wireless customers increased by 13 per cent.

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And while delivering that growth, we kept customer churn at an industry-leading 1.4 per cent, which proves simplicity and service do more than draw our customers to our products. It convinces them to stay.
      Early in this report, we mentioned the dramatic reduction in the time it takes to deliver high-speed Internet services to our Small and Medium Business customers. This is an extremely important accomplishment — just as significant is the fact that it was completed in just two months. It’s an early win. We are capitalizing on it to bring even more momentum to our broader efforts to accelerate cycle times and improve service quality across the entire company.
      In 2003, we took a hard look at our Enterprise business and established a clear strategic direction to expand beyond our traditional connectivity portfolio to higher growth value-added solutions. Bell is providing our largest and most complex customers with network management and security, hosted Voice over IP, advanced contact centres and wireless data. We’re moving aggressively to leverage and market that expertise.

An exciting new destination: the world of IP
 The map of telecommunications is being redrawn, transformed by technology, competition and changing demographics. Internet Protocol (IP) is rapidly becoming the network standard of the Internet Age. This creates a new world of possibility for individuals and businesses. It also creates a whole new competitive landscape.
      This is not telecom as usual. The transition to all-purpose, open standard IP networks and the corresponding shift of emphasis to smart devices at the edge of those networks represent a significant shift for industry participants. In the IP world, virtually anyone can cost-effectively provide services to the end user. Traditional definitions of markets and services will matter less and less as the lines that once separated distinct markets — local and long distance, wireline and wireless, voice and data — become increasingly irrelevant. This will create an environment of no barriers, where competitors bear little resemblance to one another beyond the services they provide.
      This no-barrier world that IP is bringing about will challenge all of us. It will challenge our company, our management, our people and certainly our industry and our customers. It will also challenge those who regulate the industry. In an industry as critical as ours, in one as deeply woven into how advanced economies work, it’s essential that we acknowledge the change that’s occurring and set our definitions and goals to align with it.
      This much, at least, is simple: It’s a new game. It requires new rules.
      I’ve said this before — if you aren’t managing the change that’s going on around you, if you aren’t constantly reinventing yourself, you’re not on track for success.
      At our annual meeting with the financial community in December, we announced our intention to migrate 100 per cent of our core traffic onto a national IP network by 2006, offering by that time a full suite of IP-based services to our customers.
      At the time of the announcement, we had already made real progress toward our objective. During 2003, we developed a cost-efficient way to substantially expand the bandwidth of the local link in our residential network.

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We developed new technology that enables us to add video capabilities to our high-speed Internet offerings. We created, in just 100 days, our own consumer Voice over IP product that we will be testing in the first half of 2004. It was definitely a running start, and we expect to build upon the momentum in the coming year.
      We see a new world of opportunity in the world of IP. How will we differentiate ourselves in an industry with such radically changed fundamentals?
      We will differentiate ourselves in the breadth of our services, in the quality of our products, in how well we deliver and support those products, and in the quality of our financial performance relative to our peers. We are equipped like no other to lead. We have the infrastructure, the people, the technology and the resources to deliver the world of IP and all of its exciting benefits.
      Our plans are in place, our organization is engaged and our direction is clear. In the Consumer segment, we will be the provider of choice for telephony, Internet and video services to help customers create the broadband home. For small and mid-sized businesses, we will work to establish ourselves as a trusted IT advisor, helping them take maximum advantage of new technology that’s emerging. In the Enterprise segment, we will become more than a source of connectivity, offering a much richer set of value-added services that enable large companies to be more productive and focus on their core businesses.

Leadership for Canada
 This is important work we’re doing — important for us, for our employees and for our shareholders. Our goal is to set the standard in an IP world for the breadth and quality of services we provide to our customers in Canada and beyond.
      This is important for Canada. As we deliver for our customers, we enable them to make Canada an even more connected, productive and innovative place. Working together — within our company, with industry colleagues, with customers, with government — we have the opportunity as Canadians to show the world what’s possible. An exciting future lies ahead, and we at Bell Canada Enterprises intend to help lead the way.
      Next year will mark the 125th anniversary of Bell Canada’s service to this country. Throughout our history, one of our great strengths has been the pride our employees have in what this company does. There’s a pride among Bell people in how we serve our customers, in how we serve our communities, our country, and in how we serve our shareholders. That pride is the source of my confidence. Because it is that pride that makes us unwilling to settle for second place and drives the determination, the passion that will keep us in the lead. As I look at all we have accomplished, at our financial performance and our successes over the past year, I believe our progress is sound. The future? Bring it on.

Michael J. Sabia
 President and Chief Executive Officer
BCE Inc.

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Corporate Social Responsibility

Making a Difference    At BCE, we believe we play a critical role in Canadian communities. We are committed to nurturing a successful society and to providing regular, comprehensive reports on our role as a corporate citizen on social, economic and environmental matters.

Society
 In 2003, we invested in a host of educational, health care, research, and community development initiatives. While we support a large variety of undertakings, we emphasize those that help unleash youth potential by helping Canadians live and learn in new ways — through the innovative use of communications technology.
      We believe that by investing in young Canadians, we are sowing the seeds of a stronger future for our country. In 2003, we supported youth through organizations such as Kids Help Phone, Junior Achievement, School Net, Toronto’s Hospital for Sick Children, and Ste-Justine Hospital in Montreal.

     In our modern knowledge economy, innovation is a key ingredient for success, the underpinning of future productivity and prosperity. Bell Canada has a long-standing commitment to innovation in Canada. In 2003, we contributed $5.4 million to university research and development initiatives including Bell University Laboratories, a cooperative organization that links Bell Canada professionals with the Canadian university research community in key strategic areas of emerging wireline and wireless communications, e-business, new media, human/computer interaction and e-health applications. Bell Labs provide an innovative environment for more than 600 students and renowned university researchers across the country.
      In addition to corporate support, we also encourage employees to actively take part in the development of their communities, in many cases facilitating contributions and volunteer work with matching grants and other programs. Bell Canada employees and retirees donated $1.3 million to registered charities, including $650,000 to United Way. They also contributed at least 218,000 hours of volunteer work, which represents an economic contribution of $4 million. The company donated $1.4 million through various employee programs, including $840,000 in volunteer grants.

Economic Development
 Our involvement reaches beyond donating funds to philanthropic causes. The dollars we spend in our communities help

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stimulate local and national economies. Bell Canada’s 2003 investments include $2.9 billion in capital expenditures, $6 billion in goods and services, $4.2 billion in corporate income and sales taxes, and $3 billion in salaries and benefits.
      Some of the projects we support are specifically designed to stimulate economic development. For instance, we have pledged $1 million over three years to the Bell Canada Community Development Fund to help support local economic development commissions.

Workplace
 In 2003, BCE companies employed over 64,000 people. Bell Canada’s workforce, including Aliant, was 51,000 strong. Every year, employees have the opportunity to voice opinions in an anonymous, confidential survey. Last year, more than 41,000 employees from BCE companies participated in the sixth annual company-wide survey. Many programs and improvements introduced in 2003 were the direct result of employee feedback.
      To promote career mobility among Bell companies, we launched Bell People First: a commitment to hire, promote and train Bell employees before looking externally. This program has enabled 540 employees with redundant jobs to find new positions within the organization.
      We believe in lifelong learning as a means of empowering employees to excel in both their professional and personal lives, so we make significant investments in training and development. Much of this training was available online, anywhere, anytime. At their convenience, Bell employees accessed tools like Mentor Match, a computer-based mentoring program that matches protégés to an appropriate mentor from a cross-sectional pool of potential candidates. Click n’ Learn offers more than 400 online learning solutions. More than 60 per cent of Bell course content was delivered online, with close to 15,000 Bell employees registering for a total of 87,000 online courses.
      A work/life balance is essential for long-term career satisfaction. In 2003, we added a number of initiatives to our roster of programs that help employees achieve this balance. Our new Workforce Flexibility Program lets eligible employees take up to one year, with benefits, to pursue a variety of activities including education, volunteer work,

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and political work. Wellness Checkpoint, a confidential, interactive tool, helps employees assess lifestyle and well-being while obtaining practical suggestions and health information. Our quarterly Health and Wellness Bulletin gives employees and their families practical tips.

Environment
 Bell Canada monitors and controls environmental issues based on our established environmental management system. In 2003, we recovered close to 8,000 tons of recyclable materials such as cables and hardware, and 1,400 tons of hazardous residual materials such as batteries, aerosols and fluorescent tubes. Through our new cell phone recycling program, we recovered almost 35,000 mobile phones, 5,000 of which were donated to women’s shelters. We adopted a new vegetation management policy that lets us diligently manage company green spaces using ecological methods while ensuring the promotion of biodiversity, as well as water and energy conservation. We also ran an employee information campaign to spread the word about eco-friendly methods for lawn care at home. 2003 marked our third year of partnership with the Centre de formation en entreprise et récupération, a network of specialized schools in Québec which gives recycling job training to young men and women with learning difficulties.

Measurement and Reporting
 BCE strengthened its commitment to measure and report on corporate social responsibility in 2003 by adopting Global Reporting Initiative (GRI) reporting practices. Launched in 1997 by the Coalition for Environmentally Responsible Economies, the GRI develops and distributes globally applicable Sustainability Reporting Guidelines and is the official collaborating centre of the United Nations Environment Program. The organization’s goal is to enhance the quality, thoroughness and usability of sustainability reporting. For a complete corporate social responsibility report on BCE and Bell Canada, visit our website.

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Financial Highlights

	2003	2002	2001
Revenue (in millions) (1)	19,056	19,186	18,796
EBITDA (in millions) (1) (2)	7,426	7,355	6,939
Operating income (in millions)	4,052	3,419	2,566
Net earnings applicable to common shares (in millions)	1,744	2,342	372
Net earnings per common share	1.90	2.66	0.46

Net debt (in millions)	13,216	15,166	12,763
Net debt to capitalization ratio	43.8%	48.4%	36.5%

Free cash flow (in millions) (2)	1,626	(850)	(2,240)
Cash from operating activities (in millions)	6,015	4,378	4,192
Capital expenditures (in millions)	3,179	3,731	4,945
Capital intensity	16.7%	19.4%	26.3%

Operational Highlights

	2003	2002	2001

Customer connections (thousands)
Local telephone	13,051	13,154	13,296
Cellular and personal communications (PCS)	4,412	3,898	3,446
Paging	524	639	715
High-speed Internet access	1,482	1,110	757
Dial-up Internet access	869	957	1,019
DTH satellite television	1,387	1,304	1,069
Digital equivalent access lines	3,867	3,683	3,713
	25,592	24,745	24,015

Net activations (thousands)
Cellular and personal communications (PCS)	514	452	684
High-speed Internet access	372	353	421
DTH satellite television	83	235	347

(1)	Our financial results in 2003 exclude the financial results of the directories business, which we sold in November 2002. Our financial results before that date, however, include those of that business. In 2002, the directories business contributed $501 million of revenues and $311 million of EBITDA. In 2001, the directories business contributed $577 million of revenues and $313 million of EBITDA.

(2)	The terms “EBITDA” (Earnings before interest expense, income taxes, depreciation and amortization) and free cash flow do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. Refer to page 28 and 29 of this Annual Report for a description of these terms.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada, Aliant Inc. (Aliant), and their subsidiaries are referred to as the Bell Canada segment.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the years ended December 31, 2003 and 2002.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the audited consolidated financial statements when reading this MD&A. You will find more information about BCE, including BCE Inc.’s Annual Information Form for the year ended December 31, 2003 (BCE 2003 AIF), on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com.

About forward-looking statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     BCE’s 2003 annual report, including this MD&A, and in particular the outlook sections of this MD&A, contain forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions. It is important to know that:

  forward-looking statements in BCE’s 2003 annual report, including this MD&A, describe our expectations on March 10, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.
  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks that could affect our business.

Non-GAAP financial measures

EBITDA

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (cost) credit, and restructuring and other charges.

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA is presented on a consistent basis from period to period.
     We believe that EBITDA is an important measure because it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (cost) credit, and restructuring and other charges. We exclude amortization expense and net benefit plans (cost) credit because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of EBITDA to operating income on a consolidated and segmented basis.

	Bell	Bell	BCE	BCE	Corporate	BCE
	Canada	Globemedia	Emergis	Ventures	and other	Consolidated

2003
EBITDA	7,001	233	15	347	(170)	7,426
Amortization expense	(2,970)	(60)	(46)	(126)	55	(3,147)
Net benefit plans (cost) credit	(181)	(6)	–	–	12	(175)
Restructuring and other charges	(14)	–	(38)	–	–	(52)

Operating income (loss)	3,836	167	(69)	221	(103)	4,052

2002
EBITDA	7,079	180	(29)	287	(162)	7,355
Amortization expense	(2,894)	(67)	(58)	(121)	58	(3,082)
Net benefit plans (cost) credit	38	(3)	–	–	(2)	33
Restructuring and other charges	(675)	–	(119)	–	(93)	(887)

Operating income (loss)	3,548	110	(206)	166	(199)	3,419

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Free cash flow

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and capital management.

ABOUT OUR BUSINESS

This section describes BCE’s businesses, objectives and strategies.

BCE is Canada’s largest communications company. We operate under four segments: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance. In addition to discussing our consolidated financial results in this MD&A, we discuss the operating results of each of these segments. We believe this provides a useful discussion of our management’s view of our results and reflects how we manage our business.
     Through our Bell Canada segment, we provide local telephone, long distance, wireless communications, Internet access, data, Direct-to-home (DTH) satellite television and other services to residential and business customers through our 26 million customer connections.
     We reach millions of people every day through Bell Globemedia Inc. (Bell Globemedia), a leading Canadian media company, which includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.
     We also provide eBusiness services through BCE Emergis Inc. (BCE Emergis).
     For management purposes, all of BCE’s other businesses and investments, including Telesat Canada (Telesat) and CGI Group Inc. (CGI), are combined in the BCE Ventures segment.
     Our primary focus is the Bell Canada segment, which represents the largest component of our business.

See Note 2 to the consolidated financial statements for more information about our segments.

Bell Canada segment

The Bell Canada segment is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and DTH satellite television services to residential and business customers.
     The table below shows the number of customer connections for each of the Bell Canada segment’s connectivity services.

	Number of connections (millions)
Connectivity service	December 31, 2003	December 31, 2002	December 31, 2001

Local telephone	13.1	13.2	13.3
Cellular and personal communications (PCS)	4.4	3.9	3.4
Paging	0.5	0.6	0.7
High-speed Internet access	1.5	1.1	0.8
Dial-up Internet access	0.9	0.9	1.0
DTH satellite television	1.4	1.3	1.1
Digital equivalent access lines(1)	3.9	3.7	3.7

Total	25.7	24.7	24.0

(1) Calculated by converting low-capacity data lines to the equivalent number of voice-grade access lines.

     We operate mainly as the incumbent telephone company in:

  Ontario and Québec, through Bell Canada, Télébec Limited Partnership (Télébec) and Northern Telephone Limited Partnership (Northern Telephone)
  Atlantic Canada, through Aliant
  Canada’s northern territories, through Northwestel Inc. (Northwestel).

     We also operate as a competitive local exchange carrier (CLEC) in Alberta and British Columbia through Bell West Inc. (Bell West). BCE Inc. owns 100% of Bell Canada. Bell Canada owns:

  63% of Télébec and Northern Telephone. The Bell Nordiq Income Fund owns the remaining 37%.
  53.5% of Aliant. The remaining 46.5% is publicly held.
  100% of Northwestel
  60% of Bell West. The remaining 40% is held by Manitoba Telecom Services Inc. (MTS).

30	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

MTS is publicly traded. Bell Canada owns 22% of MTS. MTS is a significantly influenced investment, which we account for under the equity method.

     On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004.
     In May 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued the second Price Cap decision (Price Cap decision). This decision mandated price reductions to various services and led to lower revenues in the last seven months of 2002 compared to the same period in 2001 and for the first five months of 2003 compared to the same period in 2002. In some cases in this MD&A, we presented a comparison of our actual reported results, which include the impact of the Price Cap decision on our results in the first five months of 2003, as well as a comparison excluding this impact. This is to help you assess our performance without the impact of the Price Cap decision.
     The chart shows the operating revenues that each line of business contributed to the Bell Canada segment’s total operating revenues for the year ended December 31, 2003. Some of these revenues vary slightly by season. For example, terminal equipment sales to business customers have historically tended to be higher in the fourth quarter. Wireless and DTH satellite television equipment sales have also tended to be higher in the fourth quarter because of increased consumer spending during the holiday season. These seasonal effects were less pronounced in 2003.

Local and access services
 We operate an extensive local access network that provides local telephone services to business and residential customers.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services, such as call display, call waiting and voice mail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance companies subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to the Price Cap decision.

Long distance services
 We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.

Wireless services
 We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voice mail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid).
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility Inc. (Bell Mobility), which provides these services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec.
     In 2003, we continued to expand the reach of our high-speed wireless network, which allows customers to send data at speeds of up to 86 Kbps, five times faster than what was previously available. By the end of 2003, our high-speed wireless network covered:

  95% of the population in Ontario and Québec, which is the same as our analogue coverage in these regions
  60% of the population in Atlantic Canada
  Calgary, Edmonton and Vancouver in Western Canada.

Data services
 High-speed Internet access services provided through digital subscriber line (DSL) technology for residential, and small and medium-sized business customers are a growth area for us. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Sympatico brand.
     DSL was available to 78% of home and business lines passed in Ontario and Québec at the end of 2003, up from 75% at the end of 2002. In Atlantic Canada, DSL was available to 65% of homes at the end of 2003 compared to 60% at the end of 2002. Bell Canada is scheduled to begin installing new low-density DSL remotes in neighbourhoods in 2004 to further expand its DSL footprint.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     In the fourth quarter of 2003, we announced our plans to double the speed of our main consumer DSL offering, Sympatico High Speed Edition, to 3 megabits per second (Mbps) from 1.5 Mbps. We also announced that we would be increasing the speed for our Ultra customers in early 2004 to 4 Mbps from 3 Mbps.
     We offer a full range of data services to business customers, including local network access, Internet access, Internet Protocol (IP)/broadband, managed network solutions, frame relay, asynchronous transfer mode (ATM) and e-commerce services, as well as sales of communications and related equipment. In 2004, we will start retiring many of our legacy data services, including frame relay and ATM, as we carry out our IP strategy. See About our business – Our objectives and strategy for details.
     Our incumbent telephone companies provide data services to business customers in their home territory. Bell West provides these services in Western Canada.

DTH satellite television services
 DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu Limited Partnership (Bell ExpressVu) has been delivering digital services directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming, with more than 300 digital television and CD-quality audio channels, more than 60 pay-per-view channels, and unique interactive TV services such as Hockey Night in Canada Plus. It is also Canada’s leading provider of high-definition television (HDTV) with over 20 HDTV channels. Bell ExpressVu uses two satellites, Nimiq 1 and Nimiq 2, which are owned by Telesat.
     In 2003, Bell ExpressVu began expanding into the multiple-dwelling unit (MDU) market in Toronto using very high-speed DSL (VDSL). This market represents approximately 40% of all households in Toronto. VDSL allows Bell ExpressVu to deliver video signals to up to three televisions, a high-speed Internet connection and on-screen access to calling features, such as calling-line identification, through one set-top box.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During the year, Bell ExpressVu intensified its ongoing efforts against television signal theft with several new initiatives. These included:

  an electronic countermeasure program that transmits electronic signals to disable set-top boxes with illegal cards the use of new sophisticated set-top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information, and requiring customers to pre-register online, to ensure that set-top boxes are being used by legitimate subscribers
  Bell ExpressVu also launched a public awareness campaign about signal theft and its new measures to combat this industry problem. This included print and TV advertising, as well as letters to existing customers.

Terminal sales and other
 This category includes revenues from a number of other sources, including:

  renting, selling and maintaining terminal equipment
  wireless handset sales
  wholesale international switched minutes
  network installation for third parties.

Bell Globemedia

Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV, Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.
     Bell Globemedia’s revenues mainly come from selling advertising through its TV and print businesses. Revenues also come from subscriptions to The Globe and Mail and subscription fees that cable and DTH companies pay for carrying Bell Globemedia’s specialty TV channels, such as TSN, RDS and Discovery Channel.
     BCE Inc. owns 68.5% of Bell Globemedia. The Woodbridge Company Limited and affiliates own the remaining 31.5%.

BCE Emergis

BCE Emergis provides eBusiness solutions to the financial services industry in North America and the health industry in Canada. It automates transactions between companies and allows them to interact and transact electronically. In March 2004, BCE Emergis sold its U.S. Health operations and decided to focus on its core competencies in claims, payments, loan processing and related security services. With this sale, we are in a better position to assess the future of BCE Emergis, its prospects, and what the best next steps will be for us and our shareholders. BCE Emergis is publicly traded. BCE Inc. owns 63.9% of BCE Emergis.

32	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

BCE Ventures

The BCE Ventures segment combines various assets for management purposes. These include Telesat and CGI.
     Telesat is a leader in satellite communications and systems management and is a leading consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
     CGI is one of Canada’s largest information technology (IT) services companies. It provides a full range of IT services and business solutions, including outsourcing, systems development and integration and consulting. CGI is publicly traded. BCE owns 29.8% of CGI.

Discontinued operations

In the past two years, we have disposed of, or approved formal plans for disposing of, a number of our businesses. These include:

  Teleglobe Inc. (Teleglobe), which was sold on December 31, 2002
  Bell Canada International Inc. (BCI), which will be liquidated once all of its assets have been disposed of and all claims against it have been determined
  Bell Canada’s directories business, which was sold in November 2002
  Aliant’s emerging business segment, the assets of which were sold in 2003
  Aliant’s remote communications segment, which consisted of Aliant’s 53.2% investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.
  BCE Emergis’ U.S. Health operations, which were sold in March 2004.

     All of these business dispositions were treated as discontinued operations, except for the sale of the directories business.
     Treating business dispositions as discontinued operations means that we restated the financial results of all previous years to exclude the results of these businesses. They are presented separately in the consolidated financial statements and are discussed separately in the MD&A.
     The sale of our directories business in November 2002 was not treated as a discontinued operation because it did not meet the criteria set out in the Canadian Institute of Chartered Accountants (CICA) Handbook. As a result, our financial results before that date were not restated to exclude the financial results of that business. In some cases in this MD&A, we presented a comparison of our actual reported results, which include the results of our directories business until November 2002, as well as a comparison excluding the results of that business. This is to help you assess the performance of our continuing businesses without the effects of the sale of the directories business.

See Financial results analysis for details about how these business dispositions affected our results of operations, financial condition and cash flows.

New reporting structure

In May 2003, Bell Canada announced a new business structure that simplified its operations by creating business divisions that reflect the major customer segments it serves. Starting in the first quarter of 2004, we will present and discuss the operating results of Bell Canada under these segments:

  the consumer segment provides the following services to Bell Canada’s residential customers mainly in Ontario and Québec:
–	local telephone and long distance through the Bell brand
–	wireless through Bell Mobility
–	Internet access through the Sympatico brand
–	television services through the ExpressVu brand and VDSL
  the business segment provides local telephone, long distance, data and other services to Bell Canada’s small and medium-sized and large enterprise business customers in Ontario and Québec and to medium-sized and large enterprise business customers in Western Canada the Aliant segment provides local telephone, long distance, wireless, data and other services to residential and business customers in Atlantic Canada.

www.bce.ca	2003 annual report	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our objectives and strategy

The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based integrated communications networks. These will facilitate the introduction of innovative new applications and opportunities for our customers.
     Businesses will benefit from our ability to integrate all of their communications needs while we lay out an evolution plan that will result in greater flexibility and cost savings for our customers. Consumers will discover the advantages of a Broadband Home where leading-edge voice, video and data services are provided simply through one company and one brand: Bell Canada.
     Our overall objective is to take a leadership position in setting the standard in IP for the industry and for our customers.
     That begins with a three year plan to:

  move all of Bell Canada’s core traffic to a national IP-based network offer a full range of IP services to 90% of Bell Canada’s customers.

     IP-based communications will allow us to further enhance our revenue growth profile and realize on our promise of simplicity for customers by offering new value-added features, faster and simpler delivery and greater self-service capabilities. It will also provide Bell Canada with significant opportunities to reduce costs in the future.
     Our strategy is to set the standard for innovation, simplicity and service, and efficiency leveraging the opportunities created by IP-based communications.

Innovation – Bell Canada intends to bring together the broadest set of platforms by:

  expanding its next-generation network to increase bandwidth and value-added services offering new voice-over-IP (VoIP) based products
  expanding its digital video service offerings through VDSL and IP television (IPTV).

Simplicity and service – We plan to simplify the customer experience by offering simpler products and solutions, and by making it easier to deal with us. This includes:

  value-added bundles of services
  speech-activated assistance
  unified customer channels and one-stop service
  faster response and improved service.

Efficiency – We intend to build on our success as a streamlined and responsive provider of services through:

  increased productivity
  fewer networks and related operating support systems
  financial discipline.

     Our goal is to expand Bell Canada’s consumer segment by providing the Broadband Home and offering our customers the advantages of “one-company, one brand and one point of contact.” Next-generation services will provide growth opportunities and will include video services, new information management tools that are being developed with Microsoft Corporation (Microsoft), VoIP and wireless solutions.
     Our goal for Bell Canada’s small and medium-sized business customers is to increase our market share by becoming our customers’ technology advisor with new VoIP and wireless fidelity (Wi-Fi) services, added security and firewall capabilities, new mobile and business information tools and storage capacity.
     Our goal for Bell Canada’s large enterprise customers is to move from providing connectivity to offering value-added services on an IP network, including security, network management, wireless data and simplified customer channels.

34	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE YEAR AT A GLANCE

This section reviews the key measures we use to assess our performance and how our results in 2003 compare to our results in 2002.

Customer connections

Wireless – The total number of cellular and PCS subscribers grew 13.2% or 514,000 to 4,412,000 in 2003.

High-speed Internet – The number of DSL high-speed Internet subscribers grew 34% or 372,000 to 1,482,000 in 2003.

DTH satellite television – The number of DTH satellite television service subscribers grew 6.4% or 83,000 to 1,387,000 in 2003.

Network Access Services (NAS) – Our NAS declined 0.8% or 103,000 to 13.1 million in 2003.

Revenues

Our revenues were $19,056 million in 2003, compared to revenues of $19,186 million in 2002. This decline was mainly from the sale of our directories business in late November 2002. Excluding the revenues from our directories business in 2002 and the impact of the Price Cap decision in the first five months of 2003, our 2003 operating revenues would have increased 2.3%. This reflected growth in revenues at the Bell Canada segment’s consumer business, at Bell Globemedia and at CGI. This was partly offset by declines in revenues at BCE Emergis and in the Bell Canada segment’s terminal sales and other, long distance and business and wholesale data revenues.

Operating income and EBITDA

Our operating income increased 18.5% or $633 million to $4,052 million in 2003, compared to 2002.
     Our EBITDA was $7,426 million in 2003, compared to $7,355 million in 2002. Our EBITDA margin grew 0.7% to 39.0%.
     Excluding the EBITDA from our directories business in 2002 and the effect of the Price Cap decision in the first five months of 2003, our 2003 EBITDA would have increased 6.3% and our EBITDA margin would have grown 1.5%.

Net earnings/Earnings per share (EPS)

Net earnings applicable to common shares were $1,744 million, or $1.90 per common share in 2003, compared to $2,342 million, or $2.66 per common share in 2002. Net earnings in 2002 were significantly higher than 2003 mainly because of the gain on the sale of our directories business. This was partly offset by restructuring and impairment charges.

We achieved a return on equity (ROE) of 15.1% in 2003.

ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

Capital expenditures

Capital expenditures declined 14.8% or $552 million to $3,179 million in 2003, compared to 2002. Capital expenditures as a percentage of revenues decreased to 16.7% in 2003 from 19.4% in 2002.

Cash from operating activities and free cash flow

Cash from operating activities increased 37% or $1,637 million to $6,015 million in 2003, compared to 2002.
     Free cash flow was $1,626 million in 2003, a significant improvement from negative free cash flow of $850 million in 2002. This was the result of the increase in cash from operations, tax refunds and lower total dividends. We paid lower total dividends mainly because Bell Canada stopped paying dividends to SBC Communications Inc. (SBC) when BCE repurchased SBC’s 20% indirect interest in Bell Canada in 2002.
     The improvement in free cash flow contributed to a reduction of our net debt to total capitalization ratio to 43.8% at December 31, 2003 from 48.4% at December 31, 2002. We reduced our net debt by $2 billion in 2003.

www.bce.ca	2003 annual report	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Executing on our priorities

Setting the standard in IP
 The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. At BCE’s Business Review Conference in December 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency.
     We will also continue to focus on our previously announced consumer, small and medium-sized business and large enterprise customer segments strategies.

Innovation
 Significant progress was made in 2003 in furthering our innovation goals including:

  agreement with Microsoft on June 16, 2003 to create a co-branded portal and to deliver a unique package of leading-edge Microsoft services to customers in the second quarter of 2004 use of Nortel Networks Corporation (Nortel) IP telephony technology and the creation of a joint Bell-Nortel Innovation Centre to accelerate the launch of new IP telephony and multimedia services announced on September 8, 2003 agreement with Microsoft on October 9, 2003 to work together to test and deploy standard and HDTV channels, on-demand programming and interactivity over Bell Canada’s broadband network through the use of Microsoft’s new IPTV technology our October 20, 2003 announcement that we will be using Lucent Technologies Canada Corp.’s new DSL remotes in neighbourhoods to expand the Sympatico high-speed Internet footprint and its IP-based platform to evolve our voice messaging services our December 16, 2003 announcement regarding the purchase of Nortel’s optical network technology to accelerate the delivery of IP-based services and the creation of an Optical Innovation Centre to accelerate the deployment of new IP-oriented optical solutions our showcasing of working demonstrations of Hosted IP telephony and residential VoIP services at BCE’s Business Review Conference in December 2003. Hosted IP telephony service for enterprise customers is expected to be commercially available in the third quarter of 2004, while residential VoIP is currently undergoing technical trials.
  more recently, on January 19, 2004, Bell Canada and Cisco Systems Canada (Cisco) announced plans to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services that will allow large and medium-sized business customers to benefit from an integrated data, voice and video IP-based network. As a result of this alliance, Bell Canada will build on its network capability and focus its investments towards a single IP/Multi-Protocol Label System (MPLS) service delivery network with a national footprint.

Simplicity and service
 We made significant progress in simplifying the customer experience in 2003. Initiatives such as Bell Canada’s interactive voice-response system Emily, specialized call centre queues, the introduction of One-Bill, and reduced provisioning intervals for business high-speed Internet service have improved customer service. In addition, the launch of new services, such as Single Number Reach and Business Back-Up, have made life simpler for customers.
     On September 25, 2003, Bell Canada launched The Bell Bundle which combines wireless, Internet access and DTH satellite television services into one simple offer for customers taking Bell Canada’s long distance service. Customer response to The Bell Bundle has exceeded expectations with over 70,000 sales by December 31, 2003.

36	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance for the past two years. It focuses on our consolidated operating results and provides financial information for each of our four business segments.

Operating revenues

	2003	2002	% change

Bell Canada segment	16,698	17,102	(2.4%)
Bell Globemedia	1,363	1,290	5.7%
BCE Emergis	316	346	(8.7%)
BCE Ventures	1,218	1,064	14.5%
Corporate and other	(539)	(616)	12.5%

Total operating revenues	19,056	19,186	(0.7%)

BCE’s revenues declined 0.7%. Excluding directories business and Price Cap decision, revenues would have increased 2.3%
 Our revenues declined 0.7% or $130 million to $19,056 million in 2003, compared to 2002. This reflected revenue declines at the Bell Canada segment and BCE Emergis, partly offset by revenue growth at Bell Globemedia and BCE Ventures. Excluding the results of our directories business in 2002 and the impact of the Price Cap decision in the first five months of 2003, BCE’s operating revenues would have increased 2.3%.
     The Bell Canada segment’s revenues declined 2.4% or $404 million to $16,698 million in 2003, compared to 2002. This reflected a decrease of $501 million from the sale of our directories business and a decrease of $61 million from the Price Cap decision, partly offset by an increase of $158 million from our continuing businesses. This $158 million increase was driven by our consumer business. Growth in customer connections and revenues from wireless, high-speed Internet access and DTH satellite television services offset revenue declines in terminal sales and other, long distance, and business and wholesale data revenues.
     Bell Globemedia’s revenues increased 5.7% or $73 million to $1,363 million in 2003, compared to 2002. This reflected a strong television schedule and an improved television advertising market.
     BCE Emergis’ revenues declined 8.7% or $30 million to $316 million in 2003, compared to 2002. This was because of lower revenue from the distribution agreement with Bell Canada for legacy products and from other non-core and exited products.
     BCE Ventures’ revenues increased 14.5% or $154 million to $1,218 million in 2003, compared to 2002. This was mainly from CGI’s acquisition of Cognicase Inc. (Cognicase) in January 2003.

Bell Canada segment

Local and access revenues essentially flat
 Local and access revenues declined 0.4% or $24 million to $6,105 million in 2003, compared to 2002. This decline, related to lower NAS, was offset partly by gains from SmartTouch features, wireline insurance and maintenance plans, as well as increased demand for interconnection services provided to competing companies. The Price Cap decision led to a revenue reduction of $25 million in the first five months of the year compared to the same period in 2002. Excluding the impact of the Price Cap decision in the first five months of 2003, full-year local and access revenues would have been essentially unchanged in 2003, compared to 2002.
     NAS in service declined 0.8% or 103,000 in 2003, compared to 2002. This was a result of continued pressure from growth in high-speed Internet access services, which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service. Consumer NAS in service declined 0.7% or 62,000 in 2003, compared to 2002. Business NAS in service declined 0.9% or 41,000 in 2003, compared to 2002.

Long distance revenues declined 3.6%
 Long distance revenues declined 3.6% or $94 million to $2,487 million in 2003, compared to 2002. This reflected competitive pressures in the business and wholesale long distance markets, as well as lower settlement payments. Rate reductions of $9 million in the first five months of 2003 related to the Price Cap decision also contributed to the overall revenue decline.
     Although prices for consumer long distance increased because of various pricing initiatives introduced in the past year, these gains were partly offset by a reduction in consumer long distance conversation minutes. This reflected competition from nontraditional long distance providers such as prepaid card and dial-around providers, and greater long distance usage from wireless services.
     Business and wholesale long distance minutes grew in 2003, compared to 2002. Prices decreased as a result of competitive pressures.
     Overall, the volume of conversation minutes increased 0.5% in 2003. The additional revenues generated by this increase were more than offset by average-revenue-per-minute (ARPM) declines of 1.6% to $0.124 in 2003 from $0.126 in 2002.

www.bce.ca	2003 annual report	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless revenues grew 14.7% with strong post-paid additions
 Wireless service revenues grew 14.7% or $323 million to $2,526 million in 2003, compared to 2002. This reflected subscriber growth of 13.2% and higher average revenue per unit (ARPU).
     Despite continued competitive pressures, net additions of 514,000 in 2003 were up 62,000 over 2002. Improved customer satisfaction suggests that our quality of service, and price and value of our offerings are key drivers to this growth.
     The total number of cellular and PCS subscribers was 4,412,000 at the end of 2003. Including paging subscribers, the total number of wireless subscribers was 4,936,000 at the end of 2003.
     80% of the net subscribers added in 2003 were on post-paid rate plans. At December 31, 2003, 76% of our total cellular and PCS subscribers were on post-paid plans, up from 75% at the end of 2002.
     Total ARPU increased $1 to $48 per month in 2003, compared to 2002. This reflected a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of total subscribers. Increases in revenues from value-added services, such as Message Centre and Call Display, long distance and data services, as well as higher usage, led to a $1 per month increase in post-paid ARPU in 2003, compared to 2002. Prepaid ARPU was $12 per month in 2003, unchanged from 2002.

     Blended churn improved to 1.4% per month in 2003 from 1.7% in 2002. Post-paid churn improved 0.2% to 1.3% in 2003, compared to 2002.

Churn

Churn

Churn measures the rate at which existing subscribers cancel their service. Lower churn reduces the cost incurred to maintain or grow the existing subscriber base and leads to improved profitability.

Strong growth in consumer data revenue offset by weakness in enterprise and wholesale markets
 Data revenues increased 0.6% or $21 million to $3,791 million in 2003, compared to 2002. This was mainly because of continued softness in the business market. The Price Cap decision led to a $27 million decline in data revenues.
     Consumer data revenue grew 20.7% in 2003, compared to 2002. This reflected strong growth in the number of Sympatico subscribers.
     Business data revenues increased 0.5% in 2003, compared to 2002. This reflected continued softness in the market as well as a more disciplined approach to acquiring customers in the later part of 2003 to increase profitability. Business data revenues were also negatively affected by price competition, the Price Cap decision and a shift in product mix from legacy data services to emerging data services. Declines in legacy service revenue were partly offset by growth in high-speed Internet access service for small and medium-sized business customers, and by growth in IP/broadband and managed network services.
     Wholesale data revenues declined 16.2% in 2003, compared to 2002, as this business remained weak due to price and volume drivers, as well as being negatively impacted by the Price Cap decision.

Solid growth in high-speed Internet access subscribers
 The number of high-speed Internet access subscribers increased 372,000 to 1,482,000 in 2003. The total number of dial-up customers declined to 869,000 at the end of 2003, compared to 957,000 at the end of 2002. Bell Canada added 203,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall in 2003, for a total of 287,000 at the end of 2003.
     Bell Canada continues to develop and offer exclusive online content to attract and retain high-speed Internet access customers. Exclusive content provided in 2003 included the Bell Sympatico Concert Tour series, which featured concert webcasts from many of Canada’s top recording artists, and NHL Snapshot, which featured summaries of hockey games.

DTH satellite television revenues grew 19.3%
 DTH satellite television revenues increased 19.3% or $123 million to $761 million in 2003, compared to 2002. This growth was driven by increases in the number of subscribers and average revenue per subscriber (ARPS). Bell ExpressVu’s customer base grew 6.4% to 1,387,000 in 2003. This was an estimated 14% share of the combined DTH and cable market.
     Bell ExpressVu had 83,000 net additions in 2003. It acquired more than 75% of all new Canadian DTH subscribers, increasing its DTH market share to 63.1%. Net additions in 2003 were down from 235,000 achieved in 2002. This reflected a significant slowdown in the digital television market in general, price increases implemented earlier in the year and ongoing anti-piracy initiatives.
     In 2003, Bell ExpressVu focused on acquiring higher quality subscribers by implementing new anti-piracy initiatives. Specific point-of-sale initiatives, such as obtaining customer photo identification and credit card information may have negatively affected the rate of subscriber growth. In addition, Bell ExpressVu introduced one and two-year terms to improve customer retention and to further enhance the quality of its subscriber base. This is expected to improve long-term profitability.
     ARPS increased $2 to $46 per month in 2003, compared to 2002. This increase reflected the $2.99 system access charge for all customers, which came into effect April 28, 2003, and the $2 to $3 rate increase on specific programming packages that was introduced on February 1, 2003. This was partly offset by lower pay-per-view revenues.

38	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Churn increased to 1.1% in 2003 from 1.0% in 2002. This was a result of the rate increases introduced earlier in the year and new anti-piracy initiatives that started in the third quarter of 2003.

Terminal sales and other revenues
 Terminal sales and other revenues declined 19.8% or $254 million to $1,028 million in 2003, compared to 2002. This decline was mainly from reductions in wholesale international long distance minutes, lower voice terminal equipment sales and lower third-party billing related to network installation, particularly in the fourth quarter. The wholesale unit intentionally exited certain contracts for international switched minutes that had minimal margins.

Bell Globemedia

Strong TV ad revenues partly offset by slower print advertising market
 Bell Globemedia’s revenues increased 5.7% or $73 million to $1,363 million in 2003, compared to 2002. This increase was driven by strong growth in television advertising revenues, partly offset by a slower print advertising market.
     CTV maintained a strong television schedule throughout the year. Television advertising revenues increased 15% in 2003, compared to 2002. This was the result of strong ratings and a solid television advertising market.
      Print advertising declined 2% in 2003, compared to 2002. Markets for national and classified advertising were down significantly in the latter part of the year, particularly in the automotive sector.
      The Globe and Mail maintained its strong paid weekday circulation. It had a 29% lead over the National Post based on an Audit Bureau of Circulation(1) report for the 12 months ended September 30, 2003.

BCE Emergis

BCE Emergis revenues declined 8.7%
 BCE Emergis’ revenues declined 8.7% or $30 million to $316 million in 2003, compared to 2002. The decline was mainly from lower revenues from the distribution agreement with Bell Canada for legacy products and from other non-core and exited products.

BCE Ventures

BCE Ventures’ revenues increased 14.5% or $154 million to $1,218 million in 2003, compared to 2002. This was mainly a result of revenue growth at CGI.
     In 2003, BCE’s share of CGI’s revenues increased 19.7% in 2003, compared to 2002. This was mainly driven by its acquisition of Cognicase in January 2003.
     Telesat’s revenues increased 5.5% in 2003, compared to 2002. This was mainly a result of placing the Nimiq 2 satellite in service in early 2003.

Revenue outlook for 2004

In 2004, we expect the overall Canadian telecom market to grow in line with the Canadian gross domestic product (GDP), which is expected to grow by about 3%. As a result, we are targeting only modest revenue growth for BCE in 2004 similar to our revenue growth in 2003, excluding the revenues from the directories business in 2002.
     We are targeting higher revenue growth in the Bell Canada consumer segment than GDP growth. We expect solid increases in the number of customer connections, including growth in wireless, DSL high-speed Internet access and DTH satellite television services.
     We are targeting flat to slightly positive revenue growth in the Bell Canada business segment. Revenue growth from small and medium-sized business customers should be largely offset by flat to slightly negative revenue growth from enterprise customers.

Operating income

	2003	2002	% change

Bell Canada segment	3,836	3,548	8.1%
Bell Globemedia	167	110	51.8%
BCE Emergis	(69)	(206)	66.5%
BCE Ventures	221	166	33.1%
Corporate and other	(103)	(199)	48.2%

Operating income	4,052	3,419	18.5%

     Operating income increased 18.5% or $633 million to $4,052 million in 2003, compared to 2002. The increase was mainly from lower restructuring and other charges, and higher EBITDA. This was partly offset by higher amortization expense and the net benefit plan cost.

(1) The Audit Bureau of Circulation is a not-for-profit organization that audits circulation figures.

www.bce.ca	2003 annual report	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

	2003	2002	% change

Bell Canada segment	7,001	7,079	(1.1)%
Bell Globemedia	233	180	29.4%
BCE Emergis	15	(29)	–
BCE Ventures	347	287	20.9%
Corporate and other	(170)	(162)	(4.9)%

EBITDA	7,426	7,355	1.0%

BCE’s EBITDA increased 1.0%. Excluding directories business and Price Cap decision, EBITDA would have increased 6.3%
 BCE’s consolidated EBITDA increased 1.0% or $71 million to $7,426 million in 2003, compared to 2002. Growth was driven by gains at Bell Globemedia, BCE Emergis and BCE Ventures, which offset EBITDA decreases at the Bell Canada segment. The Bell Canada segment’s EBITDA was lower in 2003 because of the sale of the directories business in November 2002 and the Price Cap decision. Excluding the results of our directories business in 2002 and the effect of the Price Cap decision in the first five months of 2003, BCE’s EBITDA would have increased 6.3%.

Bell Canada segment’s EBITDA decreased 1.1%. Excluding directories business and Price Cap decision, EBITDA would have increased 4.3%
 The Bell Canada segment’s EBITDA declined 1.1% or $78 million to $7,001 million in 2003, compared to 2002. This reflected growth of 4.3% or $294 million in EBITDA from our continuing businesses (which exclude the directories business we sold in November 2002), which was more than offset by a decrease of $311 million from the sale of our directories business and a decrease of $61 million from the Price Cap decision.
     The increase of $294 million in EBITDA from our continuing businesses reflected higher wireless, Internet access and DTH satellite television revenues, a continued focus on productivity, lower acquisition costs related to lower levels of gross additions (DTH in particular) and a greater emphasis on more profitable contracts within the enterprise and wholesale business units.
     Our productivity improvement program reduces the cost per unit of various processes and materials required throughout the company. By constantly focusing on unit cost reduction, the large volumes involved in our operations lead to significant productivity improvements. The processes and materials used in our operations are generally used to:

  acquire customers; for example, sales activities, commissions and equipment sold serve existing customers; for example, help desk support, equipment maintenance and repair and billing provide back-office support functions; for example, finance, human resources and communications.

     We achieve unit cost reductions in many ways. These include:

  negotiating lower prices from various external providers of equipment, software, supplies and services optimizing operational processes based on current business needs and the latest IS/IT capabilities better use of economies of scale.

     Our 2003 program achieved cost savings in many of the same areas as our 2002 program. These included call centres, field services, supply chain, and customer provisioning and servicing of new services, such as consumer high-speed Internet access and IP/broadband.
     In addition to taking costs out of the business, our various productivity initiatives are simplifying how customers deal with us. Initiatives such as our interactive voice-response system, Emily, and specialized call centre queues, which provide customers who are moving with a single point of contact for all their Bell Canada services, contribute to our productivity gains while improving customer service.
     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Labour disruptions could also result in reduced revenues.
     Wireless EBITDA increased 22% or $164 million to $918 million in 2003, compared to 2002. This reflected higher revenues from gains in subscribers and an improvement in post-paid ARPU. This was partly offset by higher customer acquisition costs as a result of more customer activations in 2003.
     Our wireless EBITDA margin increased to 36% in 2003 from 34% in 2002. This increase reflected the positive effects of a larger customer base, higher ARPU and our initiatives to manage handset upgrades through a more disciplined response to competitive pressures.
     Wireless’ cost of acquisition (COA) was $426 per gross activation in 2003, an improvement of 0.7% or $3 per gross activation, compared to 2002. This was mainly driven by reduced marketing and advertising expenses related to higher levels of gross additions and higher direct channel sales, which are more cost effective for us.

40	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Bell ExpressVu’s EBITDA loss of $45 million was a significant improvement from an EBITDA loss of $176 million in 2002. This improvement was driven by decreased subscriber acquisition costs related to lower gross activations, improved ARPS from rate increases introduced earlier in the year and ongoing cost controls.
     Bell ExpressVu’s COA per gross activation was $671 in 2003, down from $690 in 2002. This reflected the benefit of a stronger Canadian dollar because we buy our set-top boxes in U.S. dollars. This was partly offset by more customers who bought second receivers and costs related to a promotion for free installation.

Strong EBITDA growth at Bell Globemedia
 Bell Globemedia’s EBITDA increased 29% or $53 million to $233 million in 2003, compared to 2002. This gain was from increased EBITDA from television operations as a result of an increasing revenue base, cost savings from the restructuring of Bell Globemedia’s interactive operations and ongoing cost controls in the print operations.

BCE Emergis EBITDA improves
 BCE Emergis contributed EBITDA of $15 million in 2003, an increase of $44 million from 2002. This included stock compensation expense of $7 million in 2003, compared to $6 million in 2002. The improvement also reflects continued success in controlling costs.

Below EBITDA income and expenses

The table below is a reconciliation of EBITDA to net earnings applicable to common shares.

	2003	2002

EBITDA	7,426	7,355
Amortization expense	(3,147)	(3,082)
Net benefit plans (cost) credit	(175)	33
Restructuring and other charges	(52)	(887)

Operating income	4,052	3,419
Other income	213	2,433
Impairment charge	–	(765)
Interest expense	(1,093)	(1,124)

Pre-tax earnings from continuing operations	3,172	3,963
Income taxes	(1,136)	(1,583)
Non-controlling interest	(191)	(602)

Earnings from continuing operations	1,845	1,778
Discontinued operations	(30)	629

Net earnings	1,815	2,407
Dividends on preferred shares	(64)	(59)
Premium on redemption of preferred shares	(7)	(6)

Net earnings applicable to common shares	1,744	2,342

Amortization expense

Amortization expense
The amount of our amortization expense in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year
  changes in accounting rules and estimates.

     Each year, we review our estimate of the useful life of our capital assets.

Amortization expense increased 2.1% or $65 million to $3,147 million in 2003, compared to 2002.
     The following activities increased our amortization expense:

  an increase in assets that resulted from capital expenditures, the creation of Bell West in April 2002 and CGI’s acquisition of Cognicase in January 2003 the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada. This increased our assets (customer relationships) by $603 million.
  the consolidation of $88 million in capital assets of a shared services entity, starting on July 1, 2003.

     The following activities decreased our amortization expense:

  the sale of the directories business in November 2002
  the full amortization of Telesat’s Anik E satellites in 2002.

Outlook for 2004
 We expect a modest increase in amortization expense in 2004 as a result of the investments in capital assets we have made over the past few years. We plan to maintain our capital spending in 2004 at an amount similar to 2003.

www.bce.ca	2003 annual report	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net benefit plans cost

Net benefit plans
We maintain plans that provide two types of benefits:

  pension benefits – we are responsible for adequately funding these plans as entitlements are earned. We make contributions based on actuarial methods permitted by the pension regulatory bodies. Because most of our plans have a surplus, we have not had to make any significant contributions in the past several years.
  other retirement and post-employment benefits – we do not generally fund these benefit plans in advance. We make contributions every year as actual benefit payments are made.

The amount of the net pension benefit plans (cost) credit in a year primarily depends on:

  the return on pension plan assets expected to be generated during the year – the lower the return, the higher the cost the present value of future pension benefit payments to employees – the lower the present value, the lower the cost actuarial gain (loss) – the difference between the actual funded status of our pension plans and that calculated using our accounting assumptions. We amortize this into earnings over time.

     The net benefit plans cost was $175 million in 2003, compared to a net benefit plans credit of $33 million in 2002.
     Poor capital market conditions resulted in an actual rate of return on plan assets of negative 6% in 2002. This created an actuarial loss, which contributed to approximately two-thirds of the change from a credit to a cost. The remaining one-third reflected a reduction in our assumption of expected long-term return on plan assets to 7.5% in 2003 from 8.3% in 2002. We made this change based on a review of market trends and our long-term outlook for the investment performance of our pension assets.
     Our main pension plan had a surplus of approximately $600 million on a solvency basis at December 31, 2003. The actual return on our pension plan assets was approximately 14.6% in 2003.

Outlook for 2004
 We are anticipating an increase in the net benefit plans cost in 2004. The most recent actuarial valuation reflects a higher accrued benefit obligation. We expect that this will contribute to the increase in the net benefit plans cost in 2004. This should be partly offset by the effect of the positive fund performance in 2003, which resulted in an actuarial gain and increased the fair value of plan assets. Based on a review of market trends and our investment outlook, we have maintained our assumption of the long-term return on plan assets at 7.5% for 2004.

Restructuring and other charges

Restructuring and other charges
Restructuring and other charges include various operating expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to streamlining initiatives, asset write-downs and other types of charges.

2003
Streamlining and other charges at BCE Emergis
 BCE Emergis recorded a pre-tax charge of $38 million ($21 million after taxes and non-controlling interest) in the fourth quarter of 2003. This included restructuring charges of $22 million and other charges of $16 million.
     The restructuring charges will be incurred as BCE Emergis streamlines its organizational structure. These costs include employee severance and other employee costs. At December 31, 2003, the unpaid balance of this restructuring provision was $21 million. The restructuring is expected to be complete in 2004.
     Other charges consisted of asset write-downs in BCE Emergis’ remaining businesses.

Restructuring of Xwave Solutions Inc.
 Aliant recorded a pre-tax restructuring charge of $15 million ($4 million after taxes and non-controlling interest) in 2003. This was a result of a restructuring at its subsidiary, Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. At December 31, 2003, the unpaid balance of this restructuring provision was $6 million. The restructuring is expected to be complete in 2004.

Bell Canada charges
 In 2003, Bell Canada recorded charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This was due to an increased redeployment of employees within Bell Canada.

2002
Streamlining and other charges at Bell Canada
 Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after taxes). This included restructuring charges of $232 million and other charges of $70 million.
     The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely complete in 2003.
     Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

42	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Write-off of deferred costs
 BCE Inc. recorded a pre-tax charge of $93 million ($61 million after taxes) in the fourth quarter of 2002. This represented a write-off of deferred costs relating to various convergence initiatives after an analysis indicated that it was unlikely that these costs would be recovered.

Pay equity settlement
 On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.
     As a result of the settlement, Bell Canada recorded a charge of $79 million in the third quarter of 2002 ($37 million after taxes and non-controlling interest). The charge is equal to the $128 million cash payout, less a previously recorded provision. We are deferring and amortizing the related pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s accounts receivable
 At the same time it was developing its new billing system, Bell Canada adopted a new and more precise method for analysing receivables by customer and by service line. This method allows it to more accurately determine the validity of amounts that customers owe to Bell Canada.
     The analysis indicated that a write-down of accounts receivable of $272 million ($142 million after taxes and non-controlling interest) was appropriate at June 30, 2002.
     Because these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

Streamlining and other charges at BCE Emergis
 BCE Emergis recorded a pre-tax charge of $119 million in the second quarter of 2002 ($63 million after taxes and non-controlling interest). This included restructuring charges of $95 million and other charges of $24 million.
     All of these charges were mainly from streamlining BCE Emergis’ services and reducing its operating costs. They consisted of the write-off of certain assets, severance and other employee costs, contract settlements and costs of leased properties no longer in use. The charges were reduced by the proceeds of disposition of certain exited activities. The restructuring was complete in 2003.

Other income

Other income
Other income includes income that we receive from activities that are not part of our regular business, such as:

  net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments interest income on our cash and cash equivalents
  foreign currency gains (losses)
  other items, including equity in net earnings (losses) in significantly influenced companies and miscellaneous income.

	2003	2002

Net gains on investments	76	2,414
Interest income	70	65
Foreign currency gains	31	12
Other	36	(58)

Other income	213	2,433

Net gains on investments
 In 2003, our net gains on investments of $76 million were mainly from:

  a $120 million gain from the sale of a 3.66% interest in the directories business for net proceeds of $135 million in cash in the fourth quarter. Bell Canada’s retained interest in the directories business is 3.24%.
  a $44 million loss from the write-down of a number of our cost-accounted investments.

     In 2002, our net gains on investments of $2,414 million were mainly from:

  selling the directories business ($2.3 billion) in the fourth quarter selling a 37% interest in each of Télébec and Northern Telephone when the Bell Nordiq Income Fund was created ($222 million) in the second quarter writing down our cost-accounted investment in Nortel ($98 million) in the fourth quarter.

www.bce.ca	2003 annual report	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest income
 Interest income was $5 million higher in 2003, compared to 2002. This reflected slightly higher average cash balances. The retained cash on hand from the sale of the directories business in November 2002 and the net cash raised in 2003 from operating and financing activities contributed to the increase in average cash balances.

Foreign currency gains

Foreign currency gains (losses)
We recognize foreign currency gains on our U.S. dollar denominated debt when the Canadian dollar strengthens compared to the U.S. dollar. We recognize foreign currency losses on our U.S. dollar denominated debt when the Canadian dollar weakens compared to the U.S. dollar.

In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged. This removed the foreign currency risk on the principal amount of that debt, which minimized the effect of foreign exchange for the rest of the year.

Other
 We recorded a $30 million write-down of deferred debt issuance costs relating to the early retirement of credit facilities in 2002.

Impairment charge
 In the fourth quarter of 2002, we completed our annual impairment test for goodwill for all of our reporting units. As a result, we recognized a charge of $765 million to pre-tax earnings ($527 million after non-controlling interest) relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($50 million). In each case, the goodwill was written down to its estimated fair value, which was determined based on estimates of discounted future cash flows and confirmed by market-related values.
     The main factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflected management’s decision to scale back its trials in convergence products and other non-core businesses. Market conditions for the media business also contributed to the impairment.
     The write-down at Aliant was a result of poor market conditions in the information technology business, which led to lower than expected performance.

Interest expense

Interest expense
Our debt structure consists of a combination of short-term and long-term debt. The interest rate on our short-term debt is usually variable. The interest rate on our long-term debt is usually fixed.

Interest expense declined $31 million to $1,093 million in 2003, compared to 2002. This reflected the $1.8 billion of debt repayments in 2003 and the refinancing of some of our debt at lower interest rates.
     Also contributing to the decline was the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada. This resulted in a premium of $165 million on long-term debt. We are amortizing the premium over the remaining terms of the long-term debt as a reduction to interest expense.

Outlook for 2004
 We expect a further decrease in interest expense in 2004 because we significantly reduced our debt in 2003 and we refinanced some of our debt at lower rates.

Income taxes
 Income taxes declined 28% or $447 million to $1,136 million in 2003, compared to 2002. The decline was mainly from lower pre-tax earnings and the reduction in the statutory income tax rate to 35.4% in 2003 from 37.4% in 2002.
     In December 2003, the Ontario government enacted tax changes that eliminated the previous reductions in corporate tax rates to 11% and increased them to 14% for 2004 and later years. As a result, we recalculated our future income tax balances using the new rates. This resulted in an adjustment of approximately $33 million to net earnings in 2003. We recorded $14 million as income tax expense and $19 million as non-controlling interest.
     As a result of the sale of its U.S. Health operations, BCE Emergis wrote down $18 million of future income tax assets relating to its other U.S. subsidiaries.
     The Canadian statutory rate that applies to us is currently set at 34.3% for 2004. The decrease from 2003 relates to reductions in federal corporate tax rates, partly offset by the increase in the Ontario tax rate.

Non-controlling interest

Non-controlling interest
The non-controlling interest in the statements of operations reflects the percentage of a subsidiary that we do not own multiplied by the amount of the subsidiary’s after-tax earnings.

Non-controlling interest decreased $411 million to $191 million in 2003, compared to 2002. This decline was a result of the repurchase of SBC’s 20% indirect interest in Bell Canada in 2002. It was partly offset by higher earnings at Bell Globemedia and lower operating losses at BCE Emergis in 2003.

44	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued operations
 The table below is a summary of net gains (losses) on discontinued operations.

	2003	2002

Teleglobe
Operating losses	–	(76)
Net gain on disposal	39	969
BCI
Net loss on disposal	–	(316)
Aliant’s emerging business segment
Operating losses	(12)	(10)
Net gain (loss) on disposal	8	(10)
Aliant’s remote communications segment
Operating gains	15	19
Net gain on disposal	48	15
BCE Emergis’ U.S. Health operations
Operating gains	32	38
Net loss on disposal	(160)	–

Net gain (loss) from discontinued operations	(30)	629

Teleglobe
 We recorded a loss of $73 million in the second quarter of 2002 on the write-down of our interest in Teleglobe to its net realizable value, which we determined to be zero. This loss was in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002.
     Effective May 15, 2002, we stopped consolidating Teleglobe’s financial results and started accounting for the investment at cost. On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount. The sale triggered approximately $10 billion of capital losses for tax purposes. We recorded a gain of $1,042 million, relating mainly to the tax benefit from:

  reinstating non-capital loss carryforwards that were previously used to offset gains incurred on the transactions related to the disposition of Nortel common shares in 2001 applying a portion of the capital losses against the gain on the sale of the directories business in 2002.

     The net gain of $39 million in the fourth quarter of 2003 relates mainly to the use of available loss carryforwards that were applied against taxes payable relating to Bell Canada’s sale of a 3.66% interest in the directories business and Aliant’s sale of Stratos. Otherwise, the tax benefit associated with the remaining unused capital losses has not been reflected in the financial statements.

BCI
 We recorded a charge of $316 million in 2002, which represented a write-down of the investment in BCI to our estimate of its net realizable value.

Aliant’s emerging business segment
 Aliant’s emerging business segment mainly consisted of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. Almost all of these assets were sold as of December 31, 2003.

Aliant’s remote communications segment
 Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos. In December 2003, Aliant completed the sale of Stratos, after receiving the required regulatory approvals.
      Aliant received $340 million ($320 million net of selling costs) in cash for the sale. At the time of the sale, the net carrying value of Stratos’ net assets was $215 million. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

BCE Emergis’ U.S. Health operations (US Health)
 In December 2003, BCE Emergis’ board of directors approved the sale of US Health for a total of U.S.$213 million in cash. The total price is subject to adjustments set out in the purchase agreement. BCE Emergis sold US Health in March 2004.
     The sale excluded BCE Emergis’ National Health Services Inc. subsidiary (NHS), which runs care management operations in the United States. BCE Emergis sold NHS in a separate transaction in March 2004 for a total of U.S.$10 million in cash.
      At December 31, 2003, the carrying value of US Health’s net assets was $247 million. It had total assets of $254 million (including $9 million in cash and cash equivalents) and total liabilities of $7 million. The loss on the transaction was $87 million ($160 million after non-controlling interest and BCE Inc.’s incremental goodwill in US Health), which was recorded in December 2003.

www.bce.ca	2003 annual report	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity.

2003 highlights

We executed on our priorities in 2003. By the end of the year we had:

  generated free cash flow of $1.6 billion. Approximately $800 million was from recurring sources.
  reduced our capital intensity to 16.7%. This was an improvement of 2.7% over 2002.
  reduced our net debt by approximately $2 billion
  improved our credit ratings.

Outlook for 2004

In 2004, we will continue to focus on financial discipline and execution. We are targeting to:

  deliver free cash flow of approximately $1 billion, mostly from recurring sources. This amount reflects targeted cash from operating activities of approximately $5.5 billion less capital expenditures, total dividends and other investing activities.
  reduce our overall net debt
  maintain Bell Canada’s capital intensity at 17% to 18%.

Capital structure

Capital structure Capital structure shows how much of our net assets are financed by debt and equity.

	2003	2002

Debt due within one year	1,537	1,957
Long-term debt	12,393	13,117
Retractable preferred shares (1)	–	355
Less: Cash and cash equivalents	(714)	(263)

Total net debt	13,216	15,166
Non-controlling interest	3,403	3,584
Total shareholders’ equity	13,580	12,615

Total capitalization	30,199	31,365

Net debt to capitalization	43.8%	48.4%

Common shares outstanding at end of period (in millions)	924.0	915.9

Stock options outstanding at end of period (in millions)	25.8	24.7

(1) On December 8, 2003, BCE Inc. announced that it would redeem all of its outstanding Series P retractable preferred shares for approximately $351 million, which it did on January 15, 2004. As a result, the amount outstanding at December 31, 2003 is presented as debt due within one year.

Net debt to capitalization ratio

Net debt to capitalization ratio
The net debt to capitalization ratio is a key measure that we use to assess our financial condition. It shows how much net debt (short-term and long-term debt, net of cash) we have in relation to our capital (total net debt, non-controlling interest and shareholders’ equity).

Our net debt to capitalization ratio was 43.8% at the end of 2003, a significant improvement from 48.4% at the end of 2002. This reflected improvements in net debt and total shareholders’ equity.
      Net debt improved $1,950 million to $13,216 million in 2003. This was mainly from:

  $1,626 million of free cash flow in 2003
  Bell Canada’s sale of its 89.9% ownership in Certen Inc. (Certen). This resulted in an overall reduction of $135 million in net debt.
  net cash proceeds of $320 million on the sale of Aliant’s 53.2% interest in Stratos.

     These were partly offset by:

  the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada. This resulted in a premium on long-term debt of $165 million.
  the consolidation of $122 million of debt relating to a newly consolidated shared services entity, effective July 1, 2003.

     Total shareholders’ equity increased $965 million to $13,580 million in 2003. This was mainly a result of $647 million of net earnings in excess of the dividends declared on common and preferred shares in 2003, and an increase of $389 million in common and preferred shares.

46	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of cash flows

The table below is a summary of the flow of cash into and out of BCE in 2003 and 2002.

	2003	2002

Cash from operating activities	6,015	4,378
Capital expenditures	(3,179)	(3,731)
Other investing activities	64	13
Preferred dividends	(61)	(43)
Dividends paid by subsidiaries to non-controlling interest	(184)	(468)

Free cash flow from operations, before common dividends	2,655	149
Common dividends	(1,029)	(999)

Free cash flow from operations, after common dividends	1,626	(850)
Business acquisitions	(119)	(6,471)
Business dispositions	55	3,190
Change in investments accounted for under the cost and equity methods	164	(86)
Net issuance of equity instruments	172	2,819
Net issuance (repayment) of debt instruments	(1,824)	1,975
Financing activities of subsidiaries with third parties	22	93
Cash provided by (used in) discontinued operations	364	(889)
Other	(44)	(44)

Net increase (decrease) in cash and cash equivalents	416	(263)

Free cash flow
Free cash flow is a key financial measure we use to assess our performance. It is derived from the statement of cash flows.
      A positive free cash flow means that we generated more cash from our operations than we needed to pay for capital expenditures, dividends and other investing activities.

Cash from operating activities
 Cash from operating activities increased 37% or $1,637 million to $6,015 million in 2003, compared to 2002. This was mainly a result of the positive effect of changes in working capital and cash tax savings in 2003.
     We realized tax savings by using strategies to consolidate tax losses of BCE Inc., BCE Emergis and Bell Canada Holdings Inc. (BCH) with Bell Canada’s current earnings. We also received cash tax refunds of $440 million in 2003, compared to $288 million of taxes paid on capital gains in 2002.

Capital expenditures

Capital intensity
Capital intensity is capital expenditures divided by operating revenues. It is a key financial measure that we use to assess our performance and that of our business units.
      Improving capital intensity is a key component to improved free cash flow. A positive trend over time means that we are becoming more efficient in using capital to generate growth in revenue and cash flows.

We continue to make investments to expand and update our networks, and to meet customer demand. Rigorous programs we have in place to manage capital spending prudently led to a reduction of 14.8% in capital expenditures in 2003, compared to 2002. This resulted in a decrease in our capital intensity ratio to 16.7% in 2003 from 19.4% in 2002.
     The Bell Canada segment’s capital intensity ratio improved to 17.3% in 2003 from 19.8% in 2002. The Bell Canada segment accounted for 91% of our capital expenditures in 2003.

Other investing activities
 Cash from other investing activities was $64 million in 2003. This included:

  $83 million of proceeds from the early settlement of dividend rate swaps. These swaps hedged dividend payments on $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares.
  $68 million of insurance proceeds that Telesat and Bell ExpressVu received for a malfunction on the Nimiq 2 satellite.

     These proceeds were partly offset by $87 million relating mainly to changes in long-term notes receivable and payments by Bell Globemedia relating to CRTC benefits owing on previous business combinations.

Dividends
 We paid a dividend of $1.20 per common share in 2003. This was the same as the dividend we paid in 2002. Total dividends paid on common shares increased to $1,029 million in 2003 from $999 million in 2002. This was the result of an increase in the average number of common shares outstanding to 920.3 million in 2003 from 847.9 million in 2002.
     The increase in common shares resulted from BCE Inc. issuing equity in 2002 to fund part of the repurchase price of SBC’s 20% indirect interest in Bell Canada.
     We realized a cash benefit of approximately $73 million in 2003 because we issued treasury shares to fund BCE Inc.’s dividend reinvestment plan instead of buying shares on the open market. Effective the first quarter of 2004, we will buy all of the shares needed for the dividend reinvestment plan on the open market to avoid dilution. This will eliminate any further cash benefits related to issuing treasury shares.
      Dividends paid on preferred shares were $61 million in 2003, up from $43 million in 2002. This was a result of the increase in the number of preferred shares outstanding. It was partly offset by the savings we realized from the dividend rate swap agreements we had in place. These swaps converted the fixed-rate dividends on some of our preferred shares to floating-rate dividends.
     Bell Canada stopped paying a dividend to SBC when BCE Inc. repurchased SBC’s 20% indirect interest in Bell Canada in 2002. As a result, dividends paid by subsidiaries to third parties decreased $284 million to $184 million in 2003, compared to 2002.

www.bce.ca	2003 annual report	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business acquisitions
 We invested $119 million in business acquisitions in 2003. This consisted mainly of our proportionate share of the cash paid for CGI’s acquisition of Cognicase in the first quarter, and Bell Canada’s purchase of an additional 30% interest in Connexim, Limited Partnership in the fourth quarter, which increased its total interest to 100%.
     We invested $6.5 billion in business acquisitions in 2002. This consisted mainly of the repurchase of SBC’s 20% indirect interest in Bell Canada for $6.3 billion ($1.3 billion in the third quarter and $5 billion in the fourth quarter).

Business dispositions
 We received $55 million for business dispositions in 2003. This related to Bell Canada’s sale of its 89.9% ownership interest in Certen in the third quarter. Bell Canada received $89 million in cash, which was reduced by $34 million of Certen’s cash and cash equivalents at the time of sale.
     We received $3.2 billion for business dispositions in 2002. This consisted mainly of the net proceeds of approximately $2.8 billion from the sale of our directories business in the fourth quarter. Other business dispositions of $432 million included Bell Canada’s sale of a 37% interest in each of Télébec and Northern Telephone to the Bell Nordiq Income Fund in the second quarter, and the sale of an office building in Montreal in the first quarter.

Change in investments accounted for under the cost and equity methods
 In the fourth quarter of 2003, Bell Canada sold a 3.66% interest in the directories business for net proceeds of $135 million in cash. Bell Globemedia sold its 14.5% interest in Artisan Entertainment Inc. for $24 million in cash in the fourth quarter of 2003.
     In the first quarter of 2002, Bell Globemedia bought a 40% interest in the TQS network and other television stations for $72 million and sold its 12% interest in the History Channel for $18 million.

Equity instruments
 In the first quarter of 2003, BCE Inc. issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million, which included a $7 million premium on redemption.
     In 2002, BCE Inc. issued 85 million common shares to the public for $2 billion in the third quarter and 18 million common shares to SBC for $500 million ($250 million in each of the third and fourth quarters) as part of the financing for the repurchase of SBC’s 20% indirect interest in Bell Canada. It also issued 20 million Series AA preferred shares for $510 million in the first quarter and redeemed 12 million Series W preferred shares for $306 million in the first quarter, which included a $6 million premium on redemption.

Use of proceeds
 The table below updates the disclosure we previously made about how BCE Inc. was going to use proceeds from public financings carried out in 2003 (other than disclosure that proceeds were to be used for working capital).

Financing	Disclosure previously made regarding use of proceeds (other than working capital)	Variances in the use of proceeds (with explanation of variances and their impact, if any)

Public offering of 6,000,000 Series AC preferred shares of BCE Inc. for $153 million	Net proceeds to be used to redeem a portion of the outstanding Series P preferred shares. Any portion of the proceeds not used for such redemption to be used to repay a portion of the BCE Inc. bank credit facilities entered into in connection with the repurchase of SBC’s 20% indirect interest in Bell Canada	No variance (net proceeds were used to repay a portion of BCE Inc.’s bank credit facilities)

Distribution of 14,000,000 Series AC preferred shares to the holders of 14,000,000 Series U preferred shares of BCE Inc. for $357 million	Purchase price of $357 million for the 14,000,000 Series AC preferred shares to be paid to BCE Inc. by the holders of 14,000,000 Series U preferred shares from proceeds of the repurchase of such 14,000,000 Series U preferred shares by BCE Inc. Therefore, no additional proceeds to be received by BCE Inc.	No variance (there were no additional proceeds received)

Debt instruments

Debt instruments
We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

We made $1.8 billion of debt repayments (net of issues) in 2003. These were mainly at Bell Canada, Bell Globemedia and BCE Inc. They were financed mainly with free cash flow of $1.6 billion generated in 2003 and net cash proceeds of $320 million from the sale of Stratos.
     BCE Inc. had cash on hand of $714 million at December 31, 2003. It used a portion of this to redeem all of its outstanding Series P retractable preferred shares on January 15, 2004 for $351 million.
     On March 1, 2004, Bell Canada redeemed all of its outstanding Series DU debentures for $126 million. The original maturity date of these debentures was March 1, 2011. They had an interest rate of 9.45%.
     The combined debt of BCE Inc. and Bell Canada makes up 95% of our total debt portfolio. The average annual interest rate on our total debt was between 7.0% and 8.0% in 2003 and in 2002.

48	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash relating to discontinued operations
 Cash provided by discontinued operations was $364 million in 2003. This consisted mainly of net cash proceeds of $320 million on Aliant’s sale of its 53.2% interest in Stratos.
     Cash used in discontinued operations was $889 million in 2002. This consisted mainly of significant cash injections into Teleglobe and BCI.

Credit ratings

Credit ratings

The interest rates we pay are partly based on the quality of our credit ratings, all of which were investment grade at March 10, 2004. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.

On May 13, 2003, Dominion Bond Rating Service (DBRS) removed the negative trend on BCE Inc.’s long-term debt and preferred share credit ratings. On May 15, 2003, Moody’s Investors Service, Inc. (Moody’s) removed the negative trend on Bell Canada’s and BCE Inc.’s commercial paper and long-term debt credit ratings. The table below lists our key credit ratings at March 10, 2004.

	BCE Inc.			Bell Canada

	S&P	DBRS	Moody’s	S&P	DBRS	Moody’s

	A-1 (mid) /	R-1 (low) /	P-2 /	A-1 (mid) /	R-1 (mid) /	P-2 /
Commercial paper	stable	stable	stable	stable	stable	stable

	A-1 (mid) /	R-1 (low) /		A-1 (mid) /	R-1 (mid) /
Extendable commercial notes	stable	stable	–	stable	stable	–

			Baa-1 /		A (high) /	A-3 /
Long-term debt	A- / stable	A / stable	stable	A / stable	stable	stable

		Pfd-2 /		P-2 (high) /	Pfd-2 (high) /
Preferred shares	P-2 / stable	stable	–	stable	stable	–

Liquidity

Liquidity
Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.

Our plan is to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting to have positive free cash flow in the short term and in the long term.
      We expect to repay contractual obligations maturing in 2004 and in the long term from cash on hand, from cash generated from our operations or by issuing new debt. Contractual obligations include long-term debt.

Cash requirements
 In 2004, we will need cash mainly for capital expenditures, dividend payments, the payment of contractual obligations and other cash requirements. This includes the financing of approximately $645 million for the acquisition of MTS’s 40% interest in Bell West.

Capital expenditures
 We spent $3.2 billion on capital expenditures in 2003. This equalled 16.7% of our revenues for the year. Our target is for Bell Canada’s capital expenditures to be in the range of 17% to 18% of its total revenues in 2004.

Dividends
 We expect to pay quarterly dividends on BCE Inc.’s common shares of approximately $280 million, based on the current dividend policy of the board of directors. This assumes that there are no significant changes to the number of outstanding common shares. These dividends equal $0.30 per common share, based on approximately 924 million common shares outstanding at December 31, 2003.

Contractual obligations
 The table below is a summary of our contractual obligations at December 31, 2003 that are due in each of the next five years and thereafter.

	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt (excluding capital leases)	1,390	1,082	957	1,782	1,093	7,089	13,393
Notes payable and bank advances	28	–	–	–	–	–	28
Capital leases	119	86	80	66	59	99	509
Operating leases	404	275	244	220	205	1,525	2,873
Commitments for capital expenditures	435	100	34	27	–	–	596
Other purchase obligations	489	366	329	280	153	270	1,887
Other long-term liabilities	–	97	93	100	63	78	431

Total	2,865	2,006	1,737	2,475	1,573	9,061	19,717

www.bce.ca	2003 annual report	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Long-term debt and notes payable and bank advances include $194 million drawn under our committed credit facilities. They exclude $361 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,841 million.
      The imputed interest to be paid on capital leases is $135 million.
     Rental expense relating to operating leases was $368 million in 2003 and $356 million in 2002.
     Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
      Other long-term liabilities included in the table relate to:

  Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2003.
  Bell Globemedia’s obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities were $130 million at December 31, 2003.

     At December 31, 2003, we had other long-term liabilities that were not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

     We did not include deferred revenue and gains on assets because they do not represent future cash payments.

Agreement with MTS
 The agreement between Bell Canada and MTS to create Bell West included put and call options relating to MTS’s 40% interest in Bell West. On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004.
     Bell Canada will finance the purchase of MTS’s 40% interest in Bell West with cash on hand, from cash raised from operations or by issuing debt.

Other cash requirements

Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks.

Off-balance sheet arrangements
 Guarantees
 As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
      The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 24 to the consolidated financial statements for more information.

Securitization of accounts receivable
 Bell Canada and Aliant have agreements in place under which they sold interests in pools of accounts receivable to securitization trusts for a total of $1,030 million in 2001. The main purpose of these agreements is to provide us with a less expensive form of financing. As a result, they are an important part of our capital structure and liquidity. If we did not have these agreements, we would have had to finance approximately $1,030 million by issuing debt or equity, either of which would have been more expensive for us.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers. See Note 11 to the consolidated financial statements for more information.

50	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative instruments
 We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares. We do not use derivative instruments for speculative purposes. Because we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The carrying value of the outstanding derivative instruments was a net liability of $138 million at December 31, 2003. Their fair values amounted to a net liability of $163 million. See Note 19 to the consolidated financial statements for more information.

Litigation
 We become involved in various claims and litigation as a regular part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2003 in the BCE 2003 AIF and in Note 23 to the consolidated financial statements.

CRTC Price Cap decision
 The Price Cap decision made a number of changes to the rules governing local service in Canada’s telecommunications industry. These rules will be in effect for four years.
     The CRTC has stated that it will initiate a Price Cap review in the final year of the regime and make modifications to the regulatory framework, as necessary.
     One of the changes resulting from the Price Cap decision was a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvements, reduced rates and/or rebates. We estimated our commitment relating to the deferral account to be approximately $160 million at December 31, 2003, which we expect to clear substantially in 2004 by implementing various initiatives.

Sources of liquidity
 While we do not expect any cash shortfall in the foreseeable future, we believe that we could cover a shortfall through the financing facilities we have in place at this time.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. We can supplement our liquidity sources, if necessary, by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.
     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2003.

	Committed	Non-Committed	Total

Commercial paper credit lines	1,323	2,000	3,323
Other credit facilities	1,518	401	1,919

Total	2,841	2,401	5,242

Drawn	555	–	555
Undrawn	2,286	2,401	4,687

     BCE Inc., Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit was $1.3 billion at December 31, 2003.
      BCE Inc., Bell Canada and Aliant had no amounts outstanding under their commercial paper programs at December 31, 2003.
     BCE Inc. and Bell Canada can issue Class E notes under their commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. BCE Inc. may issue up to $360 million of Class E notes and Bell Canada may issue up to $400 million. BCE Inc. and Bell Canada had no Class E notes outstanding at December 31, 2003.
      The drawn portion of our total credit facilities includes issued letters of credit of $361 million under our committed facilities.

www.bce.ca	2003 annual report	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS THAT COULD AFFECT OUR BUSINESS

This section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our business segments.

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

BCE group of companies

Our dependence on the Bell Canada segment
 The Bell Canada segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada segment performs financially. The risks that could affect the Bell Canada segment are more likely to have a significant impact on our financial condition, results of operations and business than the risks that affect our other segments.

Strategies and plans
 We plan to achieve our business objectives through various strategies and plans. For the Bell Canada segment, the strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of the Bell Canada segment’s strategies and plans include:

  evolving from multiple service-specific networks to a single IP-based network providing new services to meet customers’ needs by introducing innovative technologies, including VoIP, VDSL and IPTV maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.
  lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.
     The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.

Economic and market conditions
 Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
     The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

  lower than expected growth in data revenue for the Bell Canada segment because of lower demand from business and wholesale customers pressure on business customers to reduce their capital expenditures and delay or defer communication system upgrades and expansion plans reducing revenues for the Bell Canada segment pressure on business customers to reduce operating expenses. This increases their tendency to negotiate contracts with lower unit prices for communications services, which reduces revenues for the Bell Canada segment.
  some reductions in the number of network access lines for the Bell Canada segment because of business failures, consolidations or business contractions.

     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition
 We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, television and e-commerce service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.

52	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at very competitive rates.
     Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve, and invest in, customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any recommendations may affect us.

Wireline and long distance
 We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers.
      Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.
     We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.
     Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.
     VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.
     Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet access
 Cable companies and independent Internet service providers have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

Wireless
 The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

DTH satellite television
 Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

www.bce.ca	2003 annual report	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Improving productivity and containing capital intensity
 We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada segment, that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. The Bell Canada segment’s profits will decline if it cannot lower its expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
     Bell Canada is in the process of moving its core circuit-based infrastructure to IP technology. This may allow it to:

  offer integrated voice, data and video services
  offer a range of valuable network enabled business solutions to large business customers increase capital efficiency
  increase operating efficiency, including our efficiency in introducing and supporting services.

     As part of this move, Bell Canada also plans to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If Bell Canada cannot discontinue these services as planned, it will not be able to achieve improvements as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity
 Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.
      In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.

54	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.
     Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.
      If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

Reliance on major customers
 An important amount of revenue earned by certain of our segments, including the Bell Canada segment, comes from a small number of major customers. If they lose contracts with such major customers and cannot replace them, it could have a material and negative effect on their results.

Making acquisitions
 Our growth strategy includes making strategic acquisitions and entering into joint ventures.
     There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations or in operating joint ventures.

Litigation, regulatory matters and changes in laws
 Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.

The BCE 2003 AIF contains a detailed description of the principal legal proceedings involving BCE and certain regulatory initiatives and proceedings concerning the Bell Canada segment.
      In addition, please refer to the discussion under Bell Canada segment of this section for a description of certain regulatory initiatives and proceedings that could affect the Bell Canada segment.

Funding and control of subsidiaries
 BCE Inc. is currently funding, and may continue to fund, the operating losses of some of its subsidiaries in the future, but it is under no obligation to continue doing so.
     If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     In addition, BCE Inc. does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by BCE Inc. to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If BCE Inc. stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2003 AIF. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s securities. BCE Inc. could have to devote considerable management time and resources in responding to any such claim.

www.bce.ca	2003 annual report	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pension fund contributions
 Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
     Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could have a material and negative effect on our results of operations.

Retaining employees
 Our success depends in large part on our ability to attract and retain key employees.
     The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE Inc.’s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not expect that we will lose key people, if it happens, this could materially hurt our businesses and operating results.

Renegotiating labour agreements

Approximately 45% of our employees are represented by unions and are covered by collective agreements.

The following material collective agreements have expired:

  the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees the collective agreements between Aliant Telecom Inc. (Aliant Telecom), a subsidiary of Aliant, and its employees, representing approximately 4,200 employees the collective agreements relating to employees of certain divisions and subsidiaries of CTV, representing approximately 550 employees the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

     The following material collective agreements will expire in 2004:

  the collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004 the collective agreements between certain divisions and subsidiaries of CTV and their employees, representing approximately 500 employees, will expire on or before December 31, 2004.

     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

Events affecting our networks
 Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.
     Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers could also hurt our business, including our customer relationships and operating results.

BCE Inc.

Holding company structure
 BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies.
     BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

56	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock market volatility
 The stock markets have experienced significant volatility over the last few years, which has affected the market price and trading volumes of the shares of many telecommunications companies, in particular. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions or joint ventures.

Bell Canada segment

Changes to wireline regulations
Decisions of regulatory agencies
 The Bell Canada segment’s business is affected by decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
 In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require companies in the Bell Canada segment to reduce prices on these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of incumbent telephone companies. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada segment.
     The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at the end of 2003 was estimated to be approximately $160 million. Almost all of these funds are expected to be used in 2004. On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.
     In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on the results of the Bell Canada segment.

Decision on incumbent affiliates
 On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada segment will be available on the public record.
     These decisions increase the Bell Canada segment’s regulatory burden at both the wholesale and retail levels. They could also cause some large customers of the Bell Canada segment to choose another preferred supplier, which could have a material and negative effect on its results of operations. These decisions are currently under appeal.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Allstream and Call-Net application concerning customer-specific arrangements
 On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
     Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
 On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the Bell Canada segment’s regulated services and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
     The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, the Bell Canada segment will be required to increase the minimum prices it charges for regulated services. This would limit its ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application seeking consistent regulation
 On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Licences and changes to wireless regulation

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom / MT&T Mobility Inc.’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. MT&T Mobility Inc. is a wholly-owned subsidiary of Aliant Telecom. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, all of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on the Bell Canada segment.
     In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees paid by Bell Mobility.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada segment. The final report is expected in April 2004.

Increased accidents from using cellphones
 Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect the Bell Canada segment’s business.

58	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Health concerns about radio frequency emissions
 It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the Bell Canada segment’s business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada segment’s business.

Bell ExpressVu

Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its DTH satellite television services. Telesat operates these satellites.

Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see the BCE 2003 AIF for more information on the risks concerning Telesat’s satellites.
     Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH satellite television distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

Bell Globemedia

See the BCE 2003 AIF for a detailed description of the specific risks that apply to Bell Globemedia.

Specific risks that could affect Bell Globemedia include its dependence on advertising, the increasing fragmentation in the television market, contractual arrangements with distributors of specialty television services, increased competition for fewer print customers and the regulatory risks associated with the renewal of its broadcast licences.

BCE Emergis

See the BCE 2003 AIF for a detailed description of the specific risks that apply to BCE Emergis.

Specific risks that could affect BCE Emergis include the level of adoption of e-business, and the success of its strategic plans and relationships.

BCE Ventures

Specific risks that could affect Telesat include:

  launch and in-orbit risks associated with its satellites, including risks of loss, failure, manufacturing defects, damage or destruction of these satellites
  Telesat’s ability to obtain insurance coverage for its satellites and, to the extent that it does, its ability to receive payment of insurance proceeds for its claims the possibility that the delivery of the satellites under construction be delayed.

See the BCE 2003 AIF for a detailed description of the specific risks that apply to Telesat.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR ACCOUNTING POLICIES

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.

Critical accounting estimates

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates that we use.
     We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are highly uncertain.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the audit committee of the board of directors. The audit committee has reviewed these critical accounting estimates.

Employee benefit plans

Employee benefit plans
We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for almost all of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.

We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets.
     Because it has over 90% of the total consolidated market value of pension plan assets and total consolidated accrued benefit obligation, Bell Canada is the only operating segment that is significantly affected by these assumptions.

Discount rate

Discount rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2003, unchanged from 2002 and 2001. The table below shows the impact on the net benefit plans cost for 2004 and the accrued benefit asset at December 31, 2004 of a 0.5% increase and a 0.5% decrease in the discount rate.

	Impact on net benefit plans cost for 2004	Impact on accrued benefit asset at December 31, 2004

Discount rate
Increased to 7.0%	(80)	80
Decreased to 6.0%	80	(80)

     Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase any cash contributions to the plan otherwise required.

Expected long-term rate of return
 We assumed an expected long-term rate of return on plan assets of 7.5% in 2003. We lowered our assumption from 8.3% in 2002 because we expect lower long-term rates of return in the financial markets. This change increased our net benefit plans cost by about $80 million in 2003.
     Over the long term, the actual rate of return has, on average, been substantially more than the rates we assumed. In 2002 and 2001, however, it was substantially less than expected. This resulted in a significant accumulated actuarial loss, which negatively affected pre-tax earnings by about $120 million in 2003.
     The table below shows the impact on the net benefit plans cost for 2004 and the accrued benefit asset at December 31, 2004 of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets.

	Impact on net benefit plans cost for 2004	Impact on accrued benefit asset at December 31, 2004

Expected rate of return on plan assets
Increased to 8.0%	(65)	65
Decreased to 7.0%	65	(65)

     Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase any cash contributions to the plan otherwise required.

60	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Goodwill impairment

Good will impairment
We assess the value of goodwill of all reporting units within each of our operating segments every year and when events or changes in circumstances indicate that it might be impaired.

We generally measure for impairment using a projected discounted cash flow method and corroborate our assessment using other valuation methods. If the asset’s carrying value is more than its fair value, we record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
     We have to make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future revenue, EBITDA and cash flows, the numbers of years used in the cash flow model, the discount rate for future cash flows and many others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any change in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.
     The table below shows the amount of goodwill at December 31, 2003 by operating segment and related impairment charges recorded in 2002. There were no impairment charges recorded in 2003.

	Goodwill (at December 31, 2003)	Impairment charges (in 2002)

Bell Canada segment	5,185	50
Bell Globemedia	1,939	1,668
BCE Emergis	58	183
BCE Ventures	643	–
Discontinued operations	–	7,516

Total	7,825	9,417

     We charged an impairment of $8,180 million to opening retained earnings at January 1, 2002 ($8,652 million before income taxes and non-controlling interest). This related to the impaired goodwill of reporting units in Teleglobe ($7,516 million), Bell Globemedia ($953 million) and BCE Emergis ($183 million). CICA Handbook section 3062, Goodwill and other intangible assets, required us to perform impairment tests at January 1, 2002 and write-down goodwill to its estimated fair value at that time. Before adopting this section, goodwill was carried at the lower of cost and net recoverable amount, which was calculated using undiscounted future cash flows.
     In the fourth quarter of 2002, BCE completed its annual impairment test for goodwill for all of its reporting units. As a result, we recognized a charge of $765 million to operating income, relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($50 million).
     The main factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflected management’s decision to scale back its trials in convergence products and other non-core businesses. Market conditions for the media business also contributed to the impairment.
     The write-down at Aliant was a result of poor market conditions in the information technology business, which led to lower than expected performance.

Contingencies

Contingencies
We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments is affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analysing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be included in cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2003. We have not made any significant changes to our estimates in the past two years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Income taxes
 Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     We had $978 million of future income tax assets and $1,811 million of future income tax liabilities at December 31, 2003. We recognized an income tax expense of $1,136 million in 2003 and $1,538 million in 2002. Before 2003, in computing future income tax liabilities, we netted the future income tax asset relating to the liability for other retirement and post-employment benefits against the future income tax liability relating to pension benefits. In 2003, we stopped netting these two items to better represent the asset and liability components of future income taxes, which resulted in an increase of $486 million in future income tax assets and future income tax liabilities. This was the only significant change to our estimates that we made in the past two years.

Recent changes to accounting standards and policies

Please see Note 1 to the consolidated financial statements for more information about the adoption of accounting policies in 2003 resulting from new accounting standards, which consisted of:

  stock-based compensation and other stock-based payments
  disclosure of guarantees
  disposal of long-lived assets and discontinued operations
  consolidation of variable interest entities.

Subscriber acquisition costs
 Before 2003, we accounted for the costs of acquiring subscribers by:

  deferring and amortizing the costs of acquiring DTH satellite television service subscribers against earnings over three years deferring and amortizing the costs of acquiring wireless subscribers against earnings over the terms of the contracts, which are normally up to 24 months expensing all other subscriber acquisition costs when services were activated.

     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.
     Effective January 1, 2003, we changed our accounting method and started expensing all subscriber acquisition costs when services are activated. We also started presenting the revenues generated from the sale of wireless handsets instead of netting them against operating expenses.
      As a result of applying this change, we restated the comparative figures for 2002 and 2001:

  operating revenues increased by $195 million in 2002 and $183 million in 2001 operating expenses increased by $275 million in 2002 and $332 million in 2001 income taxes decreased by $32 million in 2002 and $60 million in 2001 non-controlling interest decreased by $7 million in 2002 and $11 million in 2001 net earnings decreased by $41 million in 2002 and $78 million in 2001.

     At December 31, 2002, this resulted in:

  a decrease of $133 million in other current assets
  a decrease of $339 million in other long-term assets
  an increase of $15 million in goodwill
  a decrease of $189 million in future income tax liabilities a decrease of $9 million in non-controlling interest
  an increase of $259 million in the deficit.

Future changes to accounting standards and policies
Impairment of long-lived assets
 Effective January 1, 2004, we adopted section 3063 of the CICA Handbook, Impairment of long-lived assets. Adopting this section will affect how we recognize, measure and disclose the impairment of long-lived assets. The section is effective for years beginning on or after April 1, 2003.
     An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.
     Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.
     After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

62	2003 annual report	www.bce.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset retirement obligations
 Effective January 1, 2004, we adopted section 3110 of the CICA Handbook, Asset retirement obligations. The section is effective for years beginning on or after January 1, 2004. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
     These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time.
     Adopting this section will not have a material effect on our future consolidated financial statements because we do not have any significant asset retirement obligations.

Hedging relationships
 Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging relationships. The section is effective for years beginning on or after July 1, 2003. The guideline provides additional documentation and designation requirements for hedge accounting and requires regular, periodic assessments of effectiveness. The guideline does not change the method of accounting for derivative instruments in hedging relationships.
     Adopting this guideline will not affect our future consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

Financial instruments
 The CICA recently issued revisions to section 3860 of the CICA Handbook, Financial instruments – Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
     These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our future consolidated financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

Annual financial information

The table below shows selected consolidated financial data for each of the years from 1999 to 2003.

	2003	2002	2001	2000	1999

Operational data
Operating revenues	19,056	19,186	18,796	16,428	13,657
Earnings from continuing operations	1,845	1,778	3,646	947	5,419
Discontinued operations	(30)	629	(3,210)	3,758	(83)
Net earnings	1,815	2,407	436	4,705	5,336
Net earnings applicable to common shares	1,744	2,342	372	4,626	5,243
Included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	84	1,353	3,187	(14)	4,438
Discontinued operations	(65)	658	(1,946)	4,818	–
Restructuring and other charges	(24)	(504)	(462)	–	(98)
Impairment charge	–	(527)	–	–	–
Goodwill amortization	–	–	(971)	(485)	(100)
Other	–	–	(44)	–	–

Balance sheet data
Total assets	39,331	39,106	53,681	50,903	36,474
Long-term debt (including current portion)	13,551	14,746	11,876	14,105	9,862
Preferred shares	1,670	1,510	1,300	1,300	1,700
Common shareholders’ equity	11,910	11,105	15,281	15,839	16,026
Capital expenditures	(3,179)	(3,731)	(4,945)	(3,627)	(2,862)

Share data
Net earnings per common share
Continuing operations – basic	1.93	2.00	4.43	1.21	8.29
Continuing operations – diluted	1.92	1.98	4.38	1.17	8.08
Net earnings – basic	1.90	2.66	0.46	7.40	8.16
Net earnings – diluted	1.89	2.62	0.46	6.84	7.96
Dividends declared per common share	1.20	1.20	1.20	1.24	1.36
Dividends declared on common shares	1,105	1,031	969	849	875
Dividends declared on preferred shares	64	59	64	79	93

Other data
Number of employees (thousands)–unaudited	64	64	73	73	55

www.bce.ca	2003 annual report	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The factors that have caused our results to vary over the past two years are discussed throughout this MD&A.
     In 2001, our net earnings included a gain of $2.9 billion on the settling of short-term forward contracts on approximately 47.9 million Nortel common shares and selling the same number of Nortel common shares, dilution gains of $265 million from the reduction of our ownership interest in CGI, Aliant and BCE Emergis, restructuring and other charges of $461 million at Bell Canada (relating to streamlining initiatives and the write-down of certain Bell Mobility capital assets), and an impairment charge of $2,049 million recorded by Teleglobe relating to its investment in the Excel Communications group. Our results also included $971 million of goodwill amortization. Goodwill is no longer amortized effective January 1, 2002.

Quarterly financial information

The table below shows selected consolidated financial data for each quarter of 2003 and 2002. This quarterly information has been prepared on the same basis as the annual consolidated financial statements, but it is unaudited.

			2003				2002

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,910	4,702	4,748	4,696	5,045	4,677	4,797	4,667
EBITDA	1,854	1,899	1,900	1,773	1,807	1,885	1,899	1,764
Operating income	971	1,041	1,071	969	647	1,058	702	1,012
Earnings from continuing operations	458	458	465	464	793	353	291	341
Discontinued operations	(58)	6	13	9	919	12	(271)	(31)
Net earnings	400	464	478	473	1,712	365	20	310
Net earnings applicable to common shares	386	446	461	451	1,696	349	6	291
Included in net earnings:
Net gains on sale of investments
and dilution gains
Continuing operations	84	–	–	–	1,230	12	111	–
Discontinued operations	(73)	8	–	–	911	–	(253)	–
Restructuring and other charges	(30)	6	–	–	(251)	(37)	(216)	–
Impairment charge	–	–	–	–	(527)	–	–	–
Net earnings per common share
Continuing operations – basic	0.48	0.48	0.49	0.48	0.87	0.39	0.34	0.40
Continuing operations – diluted	0.48	0.47	0.49	0.48	0.86	0.39	0.34	0.39
Net earnings – basic	0.41	0.49	0.50	0.50	1.88	0.40	0.01	0.37
Net earnings – diluted	0.41	0.48	0.50	0.50	1.85	0.40	0.01	0.36
Average number of common shares
outstanding (millions)	923.4	921.5	919.3	917.1	909.1	864.0	808.7	808.6

     The factors that have caused our results to vary over the past eight quarters are discussed throughout this MD&A.

64	2003 annual report	www.bce.ca

CONSOLIDATED FINANCIAL STATEMENTS

This section of our annual report contains the audited consolidated financial statements of BCE and detailed notes with explanations and additional information.
      BCE consists of many businesses, including subsidiaries, joint ventures and investments in significantly influenced companies. We present the financial information for all of our holdings as one “consolidated” company.

Except in the auditors’ report, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. They also include details about our financial results that are not shown in the financial statements.

Management’s report

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, the shareholders’ auditors, have audited the financial statements.
     Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the audit committee, and includes communication to employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an audit committee, which is made up of unrelated and independent directors. The audit committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the audit committee’s other responsibilities on page 104 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the audit committee.

Michael J. Sabia President and Chief Executive Officer March 10, 2004	Siim A. Vanaselja Chief Financial Officer	Karyn A. Brooks Vice-President and Corporate Controller

Auditors’ report

To the shareholders of BCE Inc.:
 We have audited the consolidated balance sheets of BCE Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations, (deficit) retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of BCE Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP Chartered Accountants Montréal, Canada March 10, 2004

www.bce.ca	2003 annual report	65

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31 (in $ millions, except share amounts)	Notes	2003	2002	2001

Operating revenues		19,056	19,186	18,796

Operating expenses		(11,630)	(11,831)	(11,857)
Amortization expense		(3,147)	(3,082)	(3,517)
Net benefit plans (cost) credit	22	(175)	33	121
Restructuring and other charges	4	(52)	(887)	(977)

Total operating expenses		(15,004)	(15,767)	(16,230)

Operating income		4,052	3,419	2,566
Other income	5	213	2,433	4,066
Impairment charge	6	–	(765)	–
Interest expense	7	(1,093)	(1,124)	(1,001)

Earnings from continuing operations before
income taxes and non-controlling interest		3,172	3,963	5,631
Income taxes	8	(1,136)	(1,583)	(1,696)
Non-controlling interest		(191)	(602)	(289)

Earnings from continuing operations		1,845	1,778	3,646
Discontinued operations	9	(30)	629	(3,210)

Net earnings		1,815	2,407	436
Dividends on preferred shares		(64)	(59)	(64)
Premium on redemption of preferred shares	20	(7)	(6)	–

Net earnings applicable to common shares		1,744	2,342	372

Net earnings (loss) per common share – basic	10
Continuing operations		1.93	2.00	4.43
Discontinued operations		(0.03)	0.66	(3.97)
Net earnings		1.90	2.66	0.46
Net earnings (loss) per common share – diluted	10
Continuing operations		1.92	1.98	4.38
Discontinued operations		(0.03)	0.64	(3.92)
Net earnings		1.89	2.62	0.46
Dividends per common share		1.20	1.20	1.20
Average number of common shares outstanding – basic (millions)		920.3	847.9	807.9

The following is a reconciliation of net earnings to reflect the comparative impact of no longer amortizing goodwill and
indefinite-life intangible assets effective January 1, 2002:
Net earnings, as reported				436
Amortization expense on goodwill and indefinite-life intangible assets				971

Adjusted net earnings				1,407

Adjusted net earnings per common share:
Basic				1.66
Diluted				1.64

CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS

	For the year ended December 31 (in $ millions, except share amounts)	Notes	2003	2002	2001

	Balance at beginning of year, as previously reported		(6,149)	712	1,339
	Adjustment for change in accounting policies	1	(286)	(8,398)	(140)

	Balance at beginning of year, as restated		(6,435)	(7,686)	1,199
	Consolidation of variable interest entity	1	(25)	–	–
	Net earnings		1,815	2,407	436
Dividends	– Preferred shares		(64)	(59)	(64)
	– Common shares		(1,105)	(1,031)	(969)

			(1,169)	(1,090)	(1,033)
	Costs relating to the issuance of common shares, net of $22 million of taxes		–	(62)	–
	Premium on redemption of common and preferred shares	20	(7)	(6)	(108)
	Other		(9)	2	–

	Balance at end of year		(5,830)	(6,435)	494

66	2003 annual report	www.bce.ca

CONSOLIDATED BALANCE SHEETS

At December 31 (in $ millions)	Notes	2003	2002

ASSETS
Current assets
Cash and cash equivalents		714	263
Accounts receivable	11	2,077	2,181
Other current assets		745	731
Current assets of discontinued operations	9	45	257

Total current assets		3,581	3,432
Capital assets	12	21,189	20,380
Other long-term assets	13	3,550	3,789
Indefinite-life intangible assets	14	2,910	900
Goodwill	15	7,825	9,471
Non-current assets of discontinued operations	9	276	1,134

Total assets		39,331	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,691	3,712
Debt due within one year	16	1,537	1,957
Current liabilities of discontinued operations	9	27	191

Total current liabilities		5,255	5,860
Long-term debt	17	12,393	13,117
Other long-term liabilities	18	4,699	3,650
Non-current liabilities of discontinued operations	9	1	280

Total liabilities		22,348	22,907

Non-controlling interest		3,403	3,584

Commitments and contingencies	23
SHAREHOLDERS’ EQUITY
Preferred shares	20	1,670	1,510

Common shareholders’ equity
Common shares	20	16,749	16,520
Contributed surplus		1,037	1,010
Deficit		(5,830)	(6,435)
Currency translation adjustment		(46)	10

Total common shareholders’ equity		11,910	11,105

Total shareholders’ equity		13,580	12,615

Total liabilities and shareholders’ equity		39,331	39,106

On behalf of the board of directors:

Director	Director

www.bce.ca	2003 annual report	67

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in $ millions)	2003	2002	2001

Cash flows from operating activities
Earnings from continuing operations	1,845	1,778	3,646
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3,147	3,082	3,517
Net benefit plans cost (credit)	175	(33)	(121)
Restructuring and other charges (non-cash portion)	44	805	915
Impairment charge	–	765	–
Net gains on investments	(76)	(2,414)	(4,063)
Future income taxes	433	518	73
Non-controlling interest	191	602	289
Contributions to employee pension plans	(160)	(21)	(17)
Other employee future benefit plan payments	(87)	(76)	(73)
Other items	(90)	(12)	(175)
Changes in non-cash working capital	593	(616)	201

	6,015	4,378	4,192

Cash flows from investing activities
Capital expenditures	(3,179)	(3,731)	(4,945)
Business acquisitions	(119)	(6,471)	(352)
Business dispositions	55	3,190	248
Decrease (increase) in investments
accounted for under the cost and equity methods	164	(86)	4,332
Other items	64	13	(97)

	(3,015)	(7,085)	(814)

Cash flows from financing activities
Decrease in notes payable and bank advances	(295)	(213)	(2,738)
Issue of long-term debt	1,986	4,908	2,443
Repayment of long-term debt	(3,515)	(2,720)	(1,238)
Issue of common shares	19	2,693	71
Costs relating to the issuance of common shares	–	(78)	–
Issue of preferred shares	510	510	–
Redemption of common and preferred shares	(357)	(306)	(191)
Issue of equity securities and convertible debentures
by subsidiaries to non-controlling interest	130	93	1,459
Redemption of equity securities by subsidiaries	(108)	–	(347)
Cash dividends paid on common and preferred shares	(1,090)	(1,042)	(1,033)
Cash dividends paid by subsidiaries to non-controlling interest	(184)	(468)	(357)
Other items	(44)	(44)	69

	(2,948)	3,333	(1,862)

Cash provided by continuing operations	52	626	1,516
Cash provided by (used in) discontinued operations	364	(889)	(1,207)

Net increase (decrease) in cash and cash equivalents	416	(263)	309
Cash and cash equivalents at beginning of year	306	569	260

Cash and cash equivalents at end of year	722	306	569

Consists of:
Cash and cash equivalents of continuing operations	714	263	9
Cash and cash equivalents of discontinued operations	8	43	560

Total	722	306	569

68	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

All amounts are in millions of Canadian dollars, except where noted.

See Note 26, Reconciliation of Canadian GAAP to United States GAAP, for a description and reconciliation of the significant differences between Canadian GAAP and United States GAAP that affect our financial statements.

Basis of presentation

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
     We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

Comparative figures

We have reclassified some of the figures for previous years in the consolidated financial statements to make them consistent with the current year’s presentation.
     We have restated financial information for previous years to reflect:

  the change in accounting treatment to discontinued operations for:
–	Aliant Inc.’s (Aliant) emerging business segment, which consists of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc., effective May 2003
–	Aliant’s remote communications segment, which consists of Aliant’s investment in Stratos Global Corporation (Stratos), effective December 2003
–	BCE Emergis Inc.’s (BCE Emergis) U.S. Health operations, effective December 2003
–	other minor business dispositions
  the adoption of the fair value-based method of accounting for employee stock options, effective January 1, 2003 the change in the method of accounting for subscriber acquisition costs in our wireless and Direct-home (DTH) satellite television businesses from a deferral and amortization method to a method of expensing as a customer service is activated, effective January 1, 2003.

Using estimates

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

     Actual results could be different from these estimates.

Recognizing revenue

We recognize operating revenues when they are earned, specifically when:

  services are provided or products are delivered to customers clear proof that an arrangement exists
  amounts are fixed or can be determined
  our ability to collect is reasonably assured.

     In particular, we recognize:

  fees for long distance and wireless services, and other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, when we provide the services or over the term of the contract subscriber revenue when customers receive the service
  advertising revenue when advertisements are aired, or printed and distributed revenues from the sale of equipment when the equipment is delivered to customers and accepted revenue on long-term contracts based on actual performance as services are provided, as equipment is delivered and accepted, or as contract milestones are met.

www.bce.ca	2003 annual report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

     When a transaction involves more than one product or service, we allocate revenue to each based on its relative fair value.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to the customers. Otherwise, we recognize the net amount that we keep as revenue.
     Accruals for sales returns are recorded when revenues are recognized. We base them on past experience.
     We record the payments we receive in advance as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

Cash and cash equivalents

We classify all highly liquid investments with a short-term maturity of generally three months or less as Cash and cash equivalents.

Securitization of accounts receivable

We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows. The present value of future cash flows is projected using management’s best estimates of key assumptions, such as discount rates, weighted-average life of accounts receivable and credit loss ratios. We recognize a loss on this kind of transaction as Other income. The loss partly depends on the carrying amount of the accounts receivable transferred. We allocate this amount to accounts receivable sold, or to our retained interest, according to its relative fair value on the day the transfer is made.
     Accounts receivable are transferred on a fully serviced basis. As a result, we:

  recognize a servicing liability on the day accounts receivable are transferred to the trust amortize this liability to earnings over the expected life of the transferred accounts receivable.

Capital assets

We carry capital assets at cost, less accumulated amortization. Most of our capital assets are amortized using the composite group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimate of the useful lives of the assets every year and adjust it, if needed.

Estimated useful life

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Finite-life intangible assets
Software	3 to 7 years
Customer relationships	5 to 40 years

     We capitalize construction costs, labour and overhead related to our self-constructed assets.
     We capitalize certain costs incurred for developing or obtaining internal-use software. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the asset’s net recoverable amount (based on estimates of undiscounted future cash flows or other valuation methods) from its carrying value. This amount is deducted from earnings.

70	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for investments

We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:

  the equity method for companies that we can significantly influence the cost method for our investments in all other companies.

Significantly influenced

It means that:

  we have a 20% to 50% equity interest in a company that we do not control or jointly control, and we have a significant influence on its operating, investing and financing activities.

Equity method

An investment is initially recorded at cost, and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by the amount of dividends received or receivable from the investment.

Cost method The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings.

     We include investments in Other long-term assets on the balance sheet. Earnings from investments are included in Other income in the statement of operations.
     We expense declines in the market values of our investments when management considers them to be longer term. The expense is included in Other income in the statement of operations.

Costs of issuing debt and equity

The costs of issuing debt are capitalized in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations. The costs of issuing equity are reflected in the statement of deficit.

Indefinite-life intangible assets

Our indefinite-life intangible assets consist mainly of the Bell brand name, spectrum licences and television licences.
     We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired. We calculate the impairment by deducting the asset’s fair value (based on estimates of discounted future cash flows or other valuation methods) from its carrying value. This amount is deducted from earnings.

Goodwill

Goodwill

Goodwill is created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the amount paid. It represents the value of factors that contribute to a greater earning power, such as a good reputation, customer loyalty or intellectual capital.

We assess goodwill of individual reporting units for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We assess goodwill for impairment in two steps:

  we identify a potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.
  we determine if there is an impairment by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Translation of foreign currencies

Translation of foreign currencies

The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.

Self-sustaining foreign operations
 For self-sustaining foreign operations, we use:

  the exchange rates in effect on the date of the balance sheet for assets and liabilities the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize an appropriate portion of the currency translation adjustment in earnings.

Integrated foreign operations
 For integrated foreign operations, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt the historical exchange rates for non-monetary assets and liabilities, such as capital assets the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are included in Other income in the statement of operations.

www.bce.ca	2003 annual report	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

Domestic transactions and balances in foreign currencies
 For domestic transactions made in foreign currencies, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are included in Other income in the statement of operations.

Derivative financial instruments

We use various derivative financial instruments to hedge against:

  interest rate risk
  foreign exchange rate risk
  changes in the price of BCE Inc. common shares relating to special compensation payments (SCPs).

     We expect that the derivatives we use will generate enough cash flows and gains or incur losses to offset these risks. We do not use derivative financial instruments for speculative or trading purposes.
     We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:

  a specific asset or liability on the balance sheet, or
  a specific net investment in self-sustaining foreign operations, or a specific firm commitment, or
  an anticipated transaction.

     We assess how effective derivatives are in managing risk when the hedge is put in place and on an ongoing basis. If a hedge is no longer effective, we will stop using hedge accounting.
     We follow these policies when accounting for derivatives:

  deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is sold or the anticipated transaction is ended early gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value. We record the change in fair value in earnings.
  any premiums paid for financial instrument contracts are deferred and expensed to earnings over the term of the contract any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt that is denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.

     The following describes our policies for specific kinds of derivatives.

Interest rate swap agreements
 We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our total debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount payable or receivable from counterparties as an adjustment to Other long-term assets or liabilities.

Foreign currency swap agreements
 We use foreign currency swap agreements to manage the exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and principal on the foreign currency risk. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

Forward contracts
 We use forward contracts to manage:

  the exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal on the foreign currency risk.
  the exposure to anticipated forecasted transactions denominated in foreign currencies. We designate these agreements as hedges of the future cash flows.
  changes in price of BCE Inc. common shares relating to SCPs.

     We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

72	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefit plans

We maintain defined benefit plans that provide pension benefits for almost all of our employees. Benefits are based on the employee’s length of service and average rate of pay during their last five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation. We are responsible for adequately funding our pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.

     We also provide other future benefits to employees, including:

  health-care and life insurance benefits during retirement
  other post-employment benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

     We do not fund the other employee future benefit plans.
     We accrue our obligations under employee benefit plans and related costs, net of the fair value of plan assets. Actuaries determine pension and other retirement benefit costs using:

  the projected benefit method, prorated on years of service, which takes into account future salary levels a discount rate based on market interest rates on high-quality bonds with maturities that match the timing and benefits expected to be paid by the plans management’s best estimate of the plans’ expected investment performance, salary increases, retirement ages of employees and expected health-care costs.

     We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted-average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment but not yet fully eligible to receive benefits. This represents the period that we expect to realize economic benefits from the amendments.
     We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses. Then we amortize the excess over the average remaining service period of active employees. This ranged from approximately 10 to 17 years, with a weighted average of 14 years at the end of 2003.

Curtailment

A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include:

  a reduction in the expected number of years of future service of active employees the elimination of the right to earn defined benefits for some or all of the future service of employees.

Settlement

A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
     December 31 is the measurement date for most of our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The last actuarial valuation of most of our pension plans was performed on January 1, 2003.

Income taxes

Current income tax expense reflects the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years. We use the asset and liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis the benefit of losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

     We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Tax laws A tax law is substantively enacted when it has been tabled in the legislature but may not have been passed into law.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation plans

BCE Inc.’s stock-based compensation plans mainly include employee savings plans (ESPs) and long-term incentive programs. Before 2000, the long-term incentive programs often included SCPs.
     We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions BCE Inc. makes under ESPs as a compensation expense. We also recognize a compensation expense or recovery relating to SCPs.
     We use the fair-value based method for employee stock options and account for employee stock options by measuring the compensation cost of options using the Black-Scholes option pricing model. This method was used for options granted on or after January 1, 2002.

Recent changes to accounting standards and policies

Transitional goodwill impairment charge
 Under the goodwill transitional provisions of CICA Handbook section 3062, Goodwill and other intangible assets, we charged an impairment of $8,180 million to opening retained earnings at January 1, 2002 without restating the comparative figures for 2001. This related to the impaired goodwill of reporting units in Teleglobe Inc. (Teleglobe) ($7,516 million), Bell Globemedia Inc. (Bell Globemedia) ($545 million) and BCE Emergis ($119 million).

Stock-based compensation and other stock-based payments
 Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis. The section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

  all stock-based awards to non-employees
  direct awards of stock and stock appreciation rights to employees awards to employees that can be settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees. Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.
     Before January 1, 2003, we recognized an expense when the option was exercised. We measured the cost of employee stock options as the amount that the quoted market price of BCE Inc.’s common shares on the day of the grant exceeded the exercise price an employee had to pay to buy the common shares multiplied by the number of options exercised.
     Effective January 1, 2003, we changed our accounting to the fair value-based method. We now recognize and measure the compensation cost of options granted on or after January 1, 2002 using the Black-Scholes option pricing model.

Black-Scholes option pricing model

The Black-Scholes option pricing model is a financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

     As a result of applying this change, we restated the comparative figures for 2002. We recorded a compensation expense of $27 million in 2002. At December 31, 2002, this resulted in:

  an increase of $27 million in the deficit
  a decrease of $3 million in non-controlling interest
  an increase of $30 million in contributed surplus.

Subscriber acquisition costs
 Before 2003, we accounted for the costs of acquiring subscribers by:

  deferring and amortizing the costs of acquiring DTH satellite television service subscribers against earnings over three years deferring and amortizing the costs of acquiring wireless subscribers against earnings over the terms of the contracts, which are normally up to 24 months expensing all other subscriber acquisition costs when services were activated.

     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.
     Effective January 1, 2003, we changed our accounting method and started expensing all subscriber acquisition costs when services are activated. We also started presenting the revenues generated from the sale of wireless handsets instead of netting them against operating expenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

     As a result of applying this change, we restated the comparative figures for 2002 and 2001:

  operating revenues increased by $195 million in 2002 and $183 million in 2001 operating expenses increased by $275 million in 2002 and $332 million in 2001 income taxes decreased by $32 million in 2002 and $60 million in 2001 non-controlling interest decreased by $7 million in 2002 and $11 million in 2001 net earnings decreased by $41 million in 2002 and $78 million in 2001.

     At December 31, 2002, this resulted in:

  a decrease of $133 million in other current assets
  a decrease of $339 million in other long-term assets
  an increase of $15 million in goodwill
  a decrease of $189 million in future income tax liabilities a decrease of $9 million in non-controlling interest
  an increase of $259 million in the deficit.

Disclosure of guarantees
 Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. The guideline describes how to identify guarantees and requires guarantors to disclose the significant details about guarantees they make, whether or not they will have to make payments under the guarantees.
      See Note 24, Guarantees, for more information.

Disposal of long-lived assets and discontinued operations
 Effective May 1, 2003, we adopted the recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations. The new section describes:

  how to recognize, measure, present and disclose long-lived assets that will be sold criteria for classifying assets as held for sale. This section requires an asset held for sale to be measured at its carrying value or fair value less disposal costs, whichever is lower criteria for classifying a disposal of a business as a discontinued operation and how to present and disclose discontinued operations and other disposals of long-lived assets.

     We are following the recommendations in this section for all business dispositions after May 1, 2003.

Consolidation of variable interest entities
 Effective July 1, 2003, we adopted Accounting Guideline 15, Consolidation of variable interest entities, on a retroactive basis without restatement of previous periods. The guideline clarifies when variable interest entities should be consolidated, when equity investors are not considered to have a controlling financial interest, or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.
     We performed a review and concluded that the entity with which Bell Canada entered into a 10-year shared services agreement on June 22, 2001 met the criteria for consolidation under this guideline. This entity, which is a corporation owned by a third party, provides Bell Canada with accounting systems and administrative services. Before the consolidation, we reported the fees that the entity charged Bell Canada for its services as operating expenses.
      The consolidation of this entity resulted in the following changes to our consolidated balance sheet at July 1, 2003:

  an increase of $102 million in total assets, of which $88 million is capital assets an increase of $127 million in total liabilities, of which $122 million is long-term debt an increase of $25 million in the deficit.

     Changes to our consolidated statement of operations for the year ended December 31, 2003 were:

  a decrease of $4 million in operating revenues
  a decrease of $11 million in operating expenses
  an increase of $22 million in amortization expense
  an increase of $4 million in interest expense
  a decrease of $19 million in net earnings.

     Changes to our consolidated statement of cash flows for the year ended December 31, 2003 were:

  an increase of $2 million in cash flows from operating activities an increase of $7 million in cash flows from investing activities a decrease of $7 million in cash flows from financing activities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes to accounting standards and policies

Impairment of long-lived assets
 Effective January 1, 2004, we adopted section 3063 of the CICA Handbook, Impairment of long-lived assets. Adopting this section will affect how we recognize, measure and disclose the impairment of long-lived assets. The section is effective for years beginning on or after April 1, 2003.
     An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.
     Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.
     After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

Asset retirement obligations
 Effective January 1, 2004, we adopted section 3110 of the CICA Handbook, Asset retirement obligations. The section is effective for years beginning on or after January 1, 2004. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
     These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time.
     Adopting this section will not have a material effect on our future consolidated financial statements because we do not have any significant asset retirement obligations.

Hedging relationships
 Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging relationships. The guideline is effective for years beginning on or after July 1, 2003. The guideline provides additional documentation and designation requirements for hedge accounting and requires regular, periodic assessments of effectiveness. The guideline does not change the method of accounting for derivative instruments in hedging relationships.
     Adopting this guideline will not affect our future consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

Financial instruments
 The CICA recently issued revisions to section 3860 of the CICA Handbook, Financial instruments – Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
     These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our future consolidated financial statements.

NOTE 2

SEGMENTED INFORMATION

We operate under four segments: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we manage our operations for planning and for measuring performance.

Bell Canada segment – Canada’s leading provider of wireline and wireless communications services, Internet access, data services and DTH satellite television services to residential and business customers.

Bell Globemedia – provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.

BCE Emergis – provides eBusiness solutions to the financial services industry in North America and the health industry in Canada. It automates transactions between companies and allows them to interact and transact electronically.

BCE Ventures – consists mainly of our interests in Telesat Canada (Telesat) and CGI Group Inc. (CGI).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

SEGMENTED INFORMATION (continued)

The accounting policies of the segments are the same as those we describe in Note 1, Significant accounting policies. Segments negotiate sales between each other as if they were unrelated parties.
     We measure the profitability of each segment based on its contribution to consolidated net earnings.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada. Effective January 1, 2003, the results of Bell Canada Holdings Inc. (BCH), Bell Canada’s holding company, are classified under Corporate and other. They were previously classified under Bell Canada.

     The tables on this page and the following page are a summary of financial information by segment. The results in the Corporate and other segment include inter-segment eliminations.

	Bell Canada	Bell Globemedia	BCE Emergis	BCE Ventures	Corporate and other	BCE Consolidated

For the year ended December 31, 2003
Operating revenues
External customers	16,543	1,327	225	954	7	19,056
Inter-segment	155	36	91	264	(546)	–

Total operating revenues	16,698	1,363	316	1,218	(539)	19,056
Operating expenses	(9,697)	(1,130)	(301)	(871)	369	(11,630)
Amortization expense	(2,970)	(60)	(46)	(126)	55	(3,147)
Net benefit plans (cost) credit	(181)	(6)	–	–	12	(175)
Restructuring and other charges	(14)	–	(38)	–	–	(52)

Operating income (loss)	3,836	167	(69)	221	(103)	4,052
Other income (expense)	194	(38)	54	41	(38)	213
Interest expense	(945)	(36)	(4)	(36)	(72)	(1,093)
Income taxes	(1,127)	(7)	(17)	(89)	104	(1,136)
Non-controlling interest	(185)	(35)	10	(2)	21	(191)
Discontinued operations	59	–	(128)	–	39	(30)
Dividends on preferred shares	–	–	–	–	(64)	(64)
Premium on redemption of preferred shares	–	–	–	–	(7)	(7)

Net earnings (loss) applicable
to common shares	1,832	51	(154)	135	(120)	1,744

Segment assets	33,523	3,270	719	2,403	(584)	39,331
Investments at equity	391	105	–	–	–	496
Capital expenditures	2,892	49	11	226	1	3,179

For the year ended December 31, 2002
Operating revenues
External customers	16,930	1,246	205	796	9	19,186
Inter-segment	172	44	141	268	(625)	–

Total operating revenues	17,102	1,290	346	1,064	(616)	19,186
Operating expenses	(10,023)	(1,110)	(375)	(777)	454	(11,831)
Amortization expense	(2,894)	(67)	(58)	(121)	58	(3,082)
Net benefit plans (cost) credit	38	(3)	–	–	(2)	33
Restructuring and other charges	(675)	–	(119)	–	(93)	(887)

Operating income (loss)	3,548	110	(206)	166	(199)	3,419
Other income (expense)	2,434	(11)	25	65	(80)	2,433
Impairment charge	(50)	(715)	–	–	–	(765)
Interest expense	(1,108)	(39)	(4)	(35)	62	(1,124)
Income taxes	(1,609)	(34)	31	(65)	94	(1,583)
Non-controlling interest	(881)	197	61	(2)	23	(602)
Discontinued operations	14	–	38	–	577	629
Dividends on preferred shares	–	–	–	–	(59)	(59)
Premium on redemption of preferred shares	–	–	–	–	(6)	(6)

Net earnings (loss) applicable
to common shares	2,348	(492)	(55)	129	412	2,342

Segment assets	33,359	3,238	926	2,554	(971)	39,106
Investments at equity	371	117	–	–	–	488
Capital expenditures	3,390	47	22	232	40	3,731

For the year ended December 31, 2001
Operating revenues
External customers	16,703	1,175	242	670	6	18,796
Inter-segment	164	28	205	374	(771)	–

Total operating revenues	16,867	1,203	447	1,044	(765)	18,796
Operating expenses	(10,236)	(1,095)	(378)	(754)	606	(11,857)
Amortization expense	(2,873)	(265)	(204)	(152)	(23)	(3,517)
Net benefit plans (cost) credit	128	(1)	–	–	(6)	121
Restructuring and other charges	(972)	(5)	–	–	–	(977)

Operating income (loss)	2,914	(163)	(135)	138	(188)	2,566
Other income (expense)	48	–	3	236	3,779	4,066
Interest expense	(1,063)	(35)	(33)	(64)	194	(1,001)
Income taxes	(802)	(15)	(22)	(27)	(830)	(1,696)
Non-controlling interest	(456)	63	71	–	33	(289)
Discontinued operations	(28)	–	(125)	–	(3,057)	(3,210)
Dividends on preferred shares	–	–	–	–	(64)	(64)

Net earnings (loss) applicable
to common shares	613	(150)	(241)	283	(133)	372

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3

BUSINESS ACQUISITIONS AND DISPOSITIONS

The consolidated statements of operations include the results of acquired businesses from the day they were acquired.

CGI’s acquisition of Cognicase Inc. (Cognicase)

Cognicase provides services, such as implementing e-business solutions, application services provider (ASP) services, re-engineering existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

CGI acquired 100% of the outstanding common shares of Cognicase in the first quarter of 2003. It issued Class A subordinate shares to pay for part of the purchase price, which reduced BCE’s equity interest in CGI to 29.9% from 31.5%. BCE recognized a dilution gain of $5 million.
     The table below shows the final purchase price allocation.

	CGI	BCE’s proportionate share

Non-cash working capital items	(108)	(32)
Capital assets	31	9
Contract costs and other long-term assets	133	39
Future income taxes	(10)	(3)
Goodwill (1)	321	96
Long-term debt	(61)	(18)

	306	91
Cash position at acquisition	23	7

Net assets acquired	329	98

Consideration
Cash	180
Acquisition costs	9
Issuance of 19,850,245 CGI Class A subordinate shares (2)	140

	329

(1)	The goodwill is not deductible for tax purposes.
(2)	The value of the CGI shares issued as payment was determined using the weighted-average closing share price on the Toronto Stock Exchange for the 10 trading days before the day that the terms of the acquisition were agreed on and announced.

 Sale of Certen Inc. (Certen)
 On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited for $89 million in cash.
     The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million.
     At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited for billing operations outsourcing, customer care and billing solutions development from four years to seven years.
     Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.
     Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the development of Bell Canada’s billing system. The development of the billing system was largely completed at the time of the sale. This liability will be reduced as Bell Canada makes payments to Certen.
     The future income tax liability relating to the intangible asset and long-term liability was $32 million.
      The transaction did not result in any gain or loss for Bell Canada. Before the sale, Certen’s results of operations were presented in the Bell Canada segment.

Repurchase of SBC Communications Inc.’s (SBC) 20% interest in BCH
 On June 28, 2002, BCE Inc., BCH and entities controlled by SBC entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% interest in BCH for $6,316 million. The initial purchase price allocation resulted in $5,430 million of goodwill. The goodwill is not deductible for tax purposes.
     We completed the purchase price allocation in the third quarter of 2003. This resulted in reallocating $1,758 million from goodwill to other net assets of BCH, based on their fair values on the day of the repurchase.
     This resulted in the following on our consolidated balance sheet:

  an increase of $18 million in investments, which are classified as other long-term assets a decrease of $456 million in accrued benefit asset, which is classified as other long-term assets an increase of $1,986 million in indefinite-life intangibles an increase of $603 million in customer relationships, which are classified as capital assets an increase of $165 million in long-term debt
  an increase of $228 million in future income tax liability, which is classified as other long-term liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3

BUSINESS ACQUISITIONS AND DISPOSITIONS (continued)

Sale of the directories business
 On November 29, 2002, we sold our print and electronic directories business for approximately $3 billion ($2.8 billion net of selling costs and after the acquisition of an approximate 10% interest in the acquisition vehicle) in cash. The net carrying value of the net assets of the directories business was $518 million at the time of the sale. The directories business had total assets of $390 million, including $52 million in cash and cash equivalents, and total liabilities of $90 million. We recorded a pre-tax gain of $2.3 billion on the sale. We allocated $218 million of goodwill to the sale.
     On the day of the transaction, the buyers owned an approximate 90% equity interest in an acquisition vehicle that holds the directories business. Bell Canada indirectly acquired an approximate 10% interest in the acquisition vehicle for approximately $91 million. It is accounted for under the cost method.

See Note 5, Other income, for more information about the sale of the directories business.

Creation of Bell West Inc. (Bell West)
 In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS) created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with Bell Canada’s and MTS’s interests in Bell Intrigna Inc. Bell West provides telecommunications services in those two provinces and operates under the Bell brand.

MTS is publicly traded. Bell Canada owns 22% of MTS. MTS is a significantly influenced investment, which we account for under the equity method.

     The transaction was accounted for at the combined carrying values of the assets and liabilities. As a result of the transaction, Bell Canada owns 60% of Bell West and MTS owns 40%. The terms of the agreement between Bell Canada and MTS also included put and call options relating to MTS’s 40% interest in Bell West.
     On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004.

Creation of the Bell Nordiq Income Fund
 In April 2002, Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The fund acquired a 37% interest in each of Télébec Limited Partnership (Télébec) and Northern Telephone Limited Partnership (Northern Telephone) from Bell Canada. Bell Canada retains management control over both partnerships and holds a 63% interest in each of them. Bell Canada received gross proceeds of $324 million and recorded a pre-tax gain of $222 million on this transaction.

NOTE 4

RESTRUCTURING AND OTHER CHARGES

2003

Streamlining and other charges at BCE Emergis
 BCE Emergis recorded a pre-tax charge of $38 million ($21 million after taxes and non-controlling interest) in the fourth quarter of 2003. This included restructuring charges of $22 million and other charges of $16 million.
     The restructuring charges will be incurred as BCE Emergis streamlines its organizational structure. These costs include employee severance and other employee costs. At December 31, 2003, the unpaid balance of this restructuring provision was $21 million. The restructuring is expected to be complete in 2004.
     Other charges consisted of asset write-downs in BCE Emergis’ remaining businesses.

Restructuring of Xwave Solutions Inc.
 Aliant recorded a pre-tax restructuring charge of $15 million ($4 million after taxes and non-controlling interest) in 2003. This was a result of a restructuring at its subsidiary, Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. At December 31, 2003, the unpaid balance of this restructuring provision was $6 million. The restructuring is expected to be complete in 2004.

Bell Canada charges
 In 2003, Bell Canada recorded other charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This was due to an increased redeployment of employees within Bell Canada.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

RESTRUCTURING AND OTHER CHARGES (continued)

2002

Streamlining and other charges at Bell Canada
 Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after taxes). This included restructuring charges of $232 million and other charges of $70 million.
     The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely complete in 2003.
     Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

Write-off of deferred costs
 BCE Inc. recorded a pre-tax charge of $93 million ($61 million after taxes) in the fourth quarter of 2002. This represented a write-off of deferred costs relating to various convergence initiatives after an analysis indicated that it was unlikely that these costs would be recovered.

Pay equity settlement
 On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.
     As a result of the settlement, Bell Canada recorded a charge of $79 million in the third quarter of 2002 ($37 million after taxes and non-controlling interest). The charge is equal to the $128 million cash payout, less a previously recorded provision. We are deferring and amortizing the related pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s accounts receivable
 At the same time it was developing its new billing system, Bell Canada adopted a new and more precise method for analysing receivables by customer and by service line. This method allows it to more accurately determine the validity of amounts that customers owe to Bell Canada.
     The analysis indicated that a write-down of accounts receivable of $272 million ($142 million after taxes and non-controlling interest) was appropriate at June 30, 2002.
     Because these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

Streamlining and other charges at BCE Emergis
 BCE Emergis recorded a pre-tax charge of $119 million in the second quarter of 2002 ($63 million after taxes and non-controlling interest). This included restructuring charges of $95 million and other charges of $24 million.
     All of these charges were mainly from streamlining BCE Emergis’ services and reducing its operating costs. They consisted of the write-off of certain assets, severance and other employee costs, contract settlements and costs of leased properties no longer in use. The charges were reduced by the proceeds of disposition of certain exited activities. The restructuring was complete in 2003.

2001

Streamlining and other charges at Bell Canada
 Bell Canada recorded a total of $975 million in pre-tax charges in the first and fourth quarters of 2001 ($461 million after taxes and non-controlling interest). This included restructuring charges of $555 million and other charges of $420 million.
     The restructuring charges were from Bell Canada’s streamlining initiatives and included employee severance for approximately 4,700 employees, enhanced pension benefits and other employee costs. The restructuring was complete in 2002.
     Other charges consisted of the write-down of Bell Mobility Inc.’s wireless capital assets, in particular, its analogue networks, paging networks and personal communications service (PCS) base stations.

80	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

OTHER INCOME

	2003	2002	2001

Net gains on investments	76	2,414	4,063
Interest income	70	65	113
Foreign currency gains (losses)	31	12	(83)
Other	36	(58)	(27)

Other income	213	2,433	4,066

     Net gains on investments of $76 million in 2003 were mainly from:

  a $120 million gain from the sale of a 3.66% interest in the directories business for net proceeds of $135 million in cash. Bell Canada’s retained interest in the directories business is 3.24%.
  a $44 million loss from the write-down of a number of our cost-accounted investments.

     Net gains on investments of $2,414 million in 2002 were mainly from:

  selling the directories business ($2.3 billion)
  selling a 37% interest in each of Télébec and Northern Telephone when the Bell Nordiq Income Fund was created ($222 million)
  writing down our cost-accounted investment in Nortel Networks Corporation (Nortel) ($98 million).

     Included in Other is a $30 million write-down of deferred debt issuance costs relating to the early retirement of credit facilities.
     Net gains on investments of $4,063 million in 2001 were mainly from:

  settling short-term forward contracts on approximately 48 million Nortel common shares and selling the same number of Nortel common shares ($3.7 billion)
  dilution gains resulting from share issues by CGI, Aliant and BCE Emergis to third parties relating to business acquisitions and public offerings ($265 million).

NOTE 6

IMPAIRMENT CHARGE

In the fourth quarter of 2002, we completed our annual impairment test for goodwill for all of its reporting units. As a result, we recognized a charge of $765 million to pre-tax earnings ($527 million after non-controlling interest) relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($50 million). In each case, the goodwill was written down to its estimated fair value, which was determined based on estimates of discounted future cash flows and confirmed by market-related values.
     The main factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflected management’s decision to scale back its trials in convergence products and other non-core businesses. Market conditions for the media business also contributed to the impairment.
     The write-down at Aliant was a result of poor market conditions in the information technology business, which led to lower than expected performance.

NOTE 7

INTEREST EXPENSE

	2003	2002	2001

Interest expense on long-term debt	1,039	1,004	899
Interest expense on other debt	54	120	102

Total interest expense	1,093	1,124	1,001

NOTE 8

INCOME TAXES

The table below is a reconciliation of income tax expense at Canadian statutory rates of 35.4% in 2003, 37.4% in 2002 and 40.1% in 2001, and the amount of reported income tax expense in the statements of operations.

	2003	2002	2001

Income taxes computed at statutory rates	1,123	1,482	2,258
Gains on reduction of ownership in subsidiaries and joint ventures	(7)	(5)	(144)
Losses not tax affected	8	3	5
Equity in net (losses) earnings of significantly influenced companies	(9)	(22)	4
Net gains on disposal of investments	(21)	(294)	(766)
Difference between Canadian statutory rates and those applicable to subsidiaries	10	21	–
Large corporations tax	46	28	31
Goodwill amortization	–	–	201
Goodwill impairment	–	289	–
Other	(14)	81	107

Total income tax expense	1,136	1,583	1,696

www.bce.ca	2003 annual report	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

INCOME TAXES (continued)

     The table below shows the significant components of income tax expense relating to earnings from continuing operations.

	2003	2002	2001

Current income taxes	703	1,065	1,623
Future income taxes
Recognition and utilization of loss carryforwards	425	(274)	333
Change in Canadian statutory rate	14	(9)	59
Change in temporary differences and other	(6)	801	(319)

Total income tax expense	1,136	1,583	1,696

     The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	2003	2002

Non-capital loss carryforwards	469	832
Capital loss carryforwards	22	25
Capital assets	(114)	(44)
Indefinite-life intangible assets	(340)	–
Employee benefit plans	(148)	(257)
Investment tax credits	(12)	(41)
Investments	46	42
Other	(756)	(446)

Total future income taxes	(833)	111

Future income taxes are comprised of:
Future income tax asset – current portion	197	119
Future income tax asset – long-term portion	781	617
Future income tax liability – current portion	(13)	–
Future income tax liability – long-term portion	(1,798)	(625)

Total future income taxes	(833)	111

     At December 31, 2003, BCE had $1,542 million in non-capital loss carryforwards. We:

  recognized a future tax asset of $469 million for financial reporting purposes on approximately $1,435 million of the non-capital loss carryforwards. $1,347 million expires in varying annual amounts until the end of 2010. $88 million expires in varying annual amounts from 2011 to 2023.
  did not recognize a future tax asset for financial reporting purposes on approximately $107 million of the non-capital loss carryforwards. $41 million expires in varying annual amounts until the end of 2010. $66 million expires in varying annual amounts from 2011 to 2023.

     At December 31, 2003, BCE had $4,093 million in capital loss carryforwards, all of which can be carried forward indefinitely. We:

  recognized a future tax asset of $22 million for financial reporting purposes on approximately $99 million of the capital loss carryforwards did not recognize a future tax asset for financial reporting purposes on the balance.

NOTE 9

DISCONTINUED OPERATIONS

	2003	2002	2001

Teleglobe	39	893	(2,810)
Bell Canada International Inc. (BCI)	–	(316)	(247)
Aliant’s emerging business segment	(4)	(20)	(9)
Aliant’s remote communications segment	63	34	(19)
BCE Emergis’ U.S. Health operations	(128)	38	(125)

Net gain (loss) from discontinued operations	(30)	629	(3,210)

     The table below is a summarized statement of operations for the discontinued operations.

	2003	2002	2001

Revenue	727	1,458	4,422

Operating gain (loss) from discontinued operations, before tax	86	(37)	(3,671)
Gain (loss) from discontinued operations, before tax	(70)	(407)	461
Income tax recovery (expense) on operating loss (gain)	(13)	54	206
Income tax recovery (expense) on loss (gain)	17	1,068	(45)
Non-controlling interest	(50)	(49)	(161)

Net gain (loss) from discontinued operations	(30)	629	(3,210)

82	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

DISCONTINUED OPERATIONS (continued)

Teleglobe

Teleglobe provided international voice and data telecommunications services. It also provided retail telecommunications services through its investment in the Excel Communications group until the second quarter of 2002. These services included long distance, paging and Internet services to residential and business customers in North America.

Effective April 24, 2002, we started presenting the financial results of Teleglobe as discontinued operations. They were previously presented in the BCE Teleglobe segment.
     The net gain of $39 million in the fourth quarter of 2003 relates mainly to the use available loss carry-forwards that were applied against the taxes payable relating to Bell Canada’s sale of a 3.66% interest in the directories business and Aliant’s sale of Stratos. Otherwise, the tax benefit associated with the remaining unused capital losses has not been reflected in the financial statements.
     We recorded a loss of $73 million in the second quarter of 2002 for the write-down of our interest in Teleglobe to its net realizable value, which we determined to be zero. This loss was in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002, which was required by section 3062 of the CICA Handbook.
     Effective May 15, 2002, we stopped consolidating Teleglobe’s financial results and started accounting for the investment at cost. On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount. The sale triggered approximately $10 billion of capital losses for tax purposes. We recorded a gain of $1,042 million, relating mainly to the tax benefit from:

  reinstating non-capital loss carryforwards that were previously used to offset gains incurred on the transactions related to the disposition of Nortel common shares in 2001 applying a portion of the capital losses against the gain on the sale of the directories business in 2002.

     Teleglobe’s results of operations include an impairment charge of $2,049 million that was recorded in the first quarter of 2001 after it completed an assessment of the carrying value of its investment in the Excel Communications group.

BCI

BCI developed and operated communications companies in markets outside Canada, with a focus on Latin America, until July 2002 when it sold its interest in Telecom Américas Ltd. BCI held most of its investments through Telecom Américas Ltd.

Effective January 1, 2002, we started presenting the financial results of BCI as discontinued operations. They were previously presented in the BCE Ventures segment.
     Effective June 30, 2002, we stopped consolidating BCI’s financial results and started accounting for our investment in BCI at cost. We recorded a charge of $316 million in 2002, which represented a write-down of the investment to our estimate of its net realizable value.
     BCI will be liquidated once all of its assets have been disposed of and all claims against it have been determined. A final distribution will be made to BCI’s creditors and shareholders with the approval of the court. BCI is publicly traded. BCE Inc. owns a 62.2% interest in BCI.

Aliant’s emerging business segment

Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. iMagicTV Inc. is a software development company that provides broadband TV software and solutions to service providers around the world. Prexar LLC is an Internet services provider. AMI Offshore Inc. provides process and systems control technical services, and contracts manufacturing solutions to offshore oil and gas and other industries.

Effective May 2003, we started presenting the financial results of Aliant’s emerging business segment as discontinued operations. They were previously presented in the Bell Canada segment.
     Almost all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.

Aliant’s remote communications segment

Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos. Stratos offers Internet Protocol (IP), data and voice access services through a range of newly emerging and established technologies, including satellite and microwave, to customers in remote locations.

Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment as discontinued operations. They were previously presented in the Bell Canada segment.
     In December 2003, Aliant completed the sale of Stratos, after receiving the required regulatory approvals. Aliant received $340 million ($320 million net of selling costs) in cash for the sale. At the time of sale, the net carrying value of Stratos’ net assets was $215 million. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

www.bce.ca	2003 annual report	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

DISCONTINUED OPERATIONS (continued)

BCE Emergis’ U.S. Health operations (US Health)

US Health operates cost containment networks (shared savings and preferred provider organizations) that process medical claims for health care payers, including insurance companies and self-insured entities.

Effective December 2003, we started presenting the financial results of US Health as discontinued operations. They were previously presented in the BCE Emergis segment.
     In December 2003, BCE Emergis’ board of directors approved the sale of US Health for a total of U.S.$213 million in cash. The total price is subject to adjustments set out in the purchase agreement. BCE Emergis sold US Health in March 2004.
     The sale excluded BCE Emergis’ National Health Services Inc. subsidiary (NHS), which runs care management operations in the United States. BCE Emergis sold NHS in a separate transaction in March 2004 for a total of U.S.$10 million in cash.
     At December 31, 2003, the carrying value of US Health’s net assets was $247 million. It had total assets of $254 million (including $9 million in cash and cash equivalents) and total liabilities of $7 million. The loss on the transaction was $87 million ($160 million after non-controlling interest and BCE Inc.’s incremental goodwill in US Health), which was recorded in December 2003.

NOTE 10

EARNINGS PER SHARE

The table below is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations.

	2003	2002	2001

Earnings from continuing operations (numerator)
Earnings from continuing operations	1,845	1,778	3,646
Dividends on preferred shares	(64)	(59)	(64)
Premium on redemption of preferred shares	(7)	(6)	–

Earnings from continuing operations – basic	1,774	1,713	3,582
Assumed exercise of put options by CGI shareholders (1)	–	12	2

Earnings from continuing operations – diluted	1,774	1,725	3,584

Weighted-average number of common shares outstanding (denominator) (in millions)
Weighted-average number of common shares outstanding – basic	920.3	847.9	807.9
Assumed exercise of stock options (2)	1.6	2.0	4.4
Assumed exercise of put options by CGI shareholders (1)	–	13.0	5.6

Weighted-average number of common shares outstanding – diluted	921.9	862.9	817.9

(1)	See Note 23, Commitments and Contingencies, for information about the cancellation of the put options with CGI shareholders.
(2)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes all anti-dilutive options. These are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share for each of the periods shown in the table. If we included them, they would cause our diluted earnings per share to be overstated. The number of excluded options was 22,176,302 in 2003, 20,770,155 in 2002 and 13,185,622 in 2001.

NOTE 11

ACCOUNTS RECEIVABLE

	2003	2002

Trade accounts receivable	2,116	2,183
Other accounts receivable	192	164
Allowance for doubtful accounts	(231)	(166)

	2,077	2,181

Securitization of accounts receivable

Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $900 million in cash, under a revolving sales agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $128 million in that pool of accounts receivable at December 31, 2003. This is equal to the amount of overcollateralization in the receivables transferred.
     Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $130 million in cash, under a revolving sales agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $29 million in that pool of accounts receivable at December 31, 2003.

84	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

ACCOUNTS RECEIVABLE (continued)

     Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables that is securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.
     In 2003, we recognized a pre-tax loss of $33 million on the revolving sale of accounts receivable for the combined securitizations, compared to $27 million in 2002.
     The table below shows balances for the combined securitizations at December 31, 2003 and the assumptions that were used in the model on the date of transfer and at December 31, 2003. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	Range	2003	2002

Securitized interest in accounts receivable		1,030	1,035
Retained interest		157	154
Servicing liability		1.4	1.5
Average accounts receivable managed		1,265	1,150
Assumptions
Cost of funds	2.99%–3.51%	3.22%	2.76%
Average delinquency ratio	6.18%–7.65%	7.58%	6.01%
Average net credit loss ratio	0.90%–1.02%	0.95%	0.84%
Weighted average life (in days)	35 –37	35	38
Servicing fee liability	2.00%	2.00%	2.00%

     The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2003	2002

Collections reinvested in revolving sales	13,612	12,651
Increase (decrease) in sale proceeds	(5)	10

NOTE 12

CAPITAL ASSETS

			2003			2002

	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value

Telecommunications assets	36,590	23,476	13,114	34,569	21,847	12,722
Machinery and equipment	5,293	2,870	2,423	5,780	3,114	2,666
Buildings	2,551	1,308	1,243	2,559	1,295	1,264
Plant under construction	1,372	–	1,372	1,743	–	1,743
Land	96	–	96	97	–	97
Other	506	225	281	357	139	218

Total property, plant and equipment	46,408	27,879	18,529	45,105	26,395	18,710
Finite-life intangible assets	3,884	1,224	2,660	2,999	1,329	1,670

Total capital assets	50,292	29,103	21,189	48,104	27,724	20,380

     The cost of assets under capital leases was $481 million at December 31, 2003 and $565 million at December 31, 2002. The net book value of these assets was $242 million at December 31, 2003 and $352 million at December 31, 2002.
     Amortization of capital assets was $3,133 million in 2003, $3,043 million in 2002 and $2,935 million in 2001. We capitalized total interest cost of $23 million in 2003, $25 million in 2002 and $47 million in 2001. Retirements charged to accumulated amortization were $460 million in 2003, $893 million in 2002 and $822 million in 2001.

www.bce.ca	2003 annual report	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

OTHER LONG-TERM ASSETS

	Notes	2003	2002

Accrued benefit asset	22	1,728	2,070
Future income taxes	8	781	617
Investments at equity		496	488
Investments at cost		263	207
Long-term notes and other receivables		95	151
Deferred debt issuance costs		92	95
Deferred development costs		11	34
Other		84	127

		3,550	3,789

     The amount of Investments at equity includes goodwill of $199 million at December 31, 2003 and $207 million at December 31, 2002. Amortization of deferred charges was $14 million in 2003, $39 million in 2002 and $49 million in 2001.

NOTE 14

INDEFINITE-LIFE INTANGIBLE ASSETS

	Note	2003

Intangible assets, December 31, 2002		900
Goodwill reallocated to indefinite-life intangible assets	3	1,986
Capitalized interest		24

Intangible assets, December 31, 2003		2,910

Consisting of:
Brand name		1,986
Spectrum licences		778
Television licences		128
Cable licences		18

Total		2,910

NOTE 15

GOODWILL

	Note	Bell Canada	Bell Globemedia	BCE Emergis	BCE Ventures	BCE Consolidated

Balance – December 31, 2002		6,871	1,946	58	596	9,471
Additions		72	–	–	103	175
Goodwill reallocated to other net assets	3	(1,758)	–	–	–	(1,758)
Other		–	(7)	–	(56)	(63)

Balance – December 31, 2003		5,185	1,939	58	643	7,825

NOTE 16

DEBT DUE WITHIN ONE YEAR

	Notes	Weighted- average interest rate	Weighted- average maturity	2003	2002

Bank advances		4.01%	N/A	24	265
Notes payable		4.22%	30 days	4	63
BCE Inc. Series P retractable preferred shares	18			351	–
Long-term debt due within one year	17			1,158	1,629

Total debt due within one year				1,537	1,957

     We expect to repay debt due within one year with funds generated internally or by refinancing it.
     The conditions of some of the credit agreements require us to meet specific financial ratios and to place restrictions on acquiring capital assets and paying dividends. We are in compliance with all conditions and restrictions.

86	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

LONG-TERM DEBT

	Notes	Weighted- average interest rate	Maturity	2003	2002

BCE Inc.
Notes (a)		6.86%	2006-2009	2,000	2,000
Notes payable to SBC				–	314

Total – BCE Inc.				2,000	2,314

Bell Canada
Debentures and notes (b)		7.36%	2004–2054	8,789	9,609
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases (c)		5.92%	2004–2015	471	427
Other				212	219

Total – Bell Canada				9,747	10,530

Aliant
Debentures, notes and bonds (d)		7.86%	2004–2025	985	1,058
Other				5	6

Total – Aliant				990	1,064

Bell Globemedia
Revolving reducing term credit agreements (e)		4.05%	2007	60	300
Notes		7.15%	2009	150	150

Total – Bell Globemedia				210	450

Telesat – Notes and other		7.33%	2006–2009	347	295

Total – Other				116	93

Total debt				13,410	14,746
Unamortized premium	3			141	–
Less: Amount due within one year	16			(1,158)	(1,629)

Long-term debt				12,393	13,117

BCE Inc.
(a) All notes are unsecured. BCE Inc. has the option to redeem $1.7 billion in notes at any time.
Bell Canada
(b)	All debentures and notes are unsecured. They include U.S.$200 million maturing in 2006 and U.S.$200 million maturing in 2010, which have been swapped into Canadian dollars. $375 million of long-term debt includes call options that allow for early repayment of the principal amounts when certain premiums are paid. On March 1, 2004, Bell Canada redeemed its $125 million Series DU debentures at 101% of the principal amount. The original maturity date of these debentures was March 1, 2011. They had an interest rate of 9.45%.

(c)	Includes capital leases of $75 million in 2003 and $71 million in 2002, net of loans receivable of $300 million in 2003 and $319 million in 2002. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $399 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans receivable, were originally issued for U.S.$39 million and have been swapped into Canadian dollar obligations.

Aliant
(d)	All debentures and notes are unsecured. The bonds ($185 million in 2003 and $193 million in 2002) are secured by deeds of trust and mortgage, and by supplemental deeds. These deeds consist of a first fixed and specific mortgage, a pledge and charge on all of Aliant Telecom Inc.’s real and immovable property and equipment, and a floating charge on all other present and future property of Aliant Telecom Inc.

Bell Globemedia
(e)	Assets of CTV and one of its subsidiaries, CTV Specialty Television Inc. (CTV Specialty), are collateral for these agreements. $450 million of short-term advances were repaid to Bell Canada in January 2004 ($270 million in January and February 2003). These were replaced with long-term debt under CTV’s and CTV Specialty’s existing long-term facilities. CTV Specialty has fixed interest rates through swap agreements on $95 million of bank debt.

Restrictions
 Certain debt agreements:

  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests
  restrict the payment of dividends
  restrict how we can dispose of Bell Canada voting shares.

     We are in compliance with all conditions and restrictions.

www.bce.ca	2003 annual report	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18

OTHER LONG-TERM LIABILITIES

	Notes	2003	2002

Future income taxes	8	1,798	625
Accrued benefit liability	22	1,383	1,377
Deferred revenue and gains on assets		358	438
Deferred contract payments	23	301	–
CRTC benefits packages		130	187
BCE Inc. Series P retractable preferred shares (a)		–	355
Other		729	668

Total other long-term liabilities		4,699	3,650

(a)	At December 31, 2003, 14.1 million shares were outstanding (14.2 million shares at December 31, 2002). The annual dividend rate was $1.60 per share. The dividend payments are classified as interest expense in the statements of operations. On December 8, 2003, BCE Inc. announced that it would redeem all of its outstanding Series P retractable preferred shares for approximately $351 million, which it did on January 15, 2004. As a result, the amount outstanding at December 31, 2003 is presented as debt due within one year.

NOTE 19

FINANCIAL INSTRUMENTS

Using derivatives

We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares. We do not use derivative instruments for speculative purposes. Because we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2003:

  cross-currency swaps, interest rate swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt forward contracts on BCE Inc. common shares that hedge the fair value exposure related to SCPs.
See Note 11, Accounts receivable, for a description of the receivables securitization agreements that are outstanding.

Credit risk

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal only with highly rated institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
     There was no credit risk relating to derivative instruments at December 31, 2003.
     We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

Currency exposures

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. Derivatives that qualify for hedge accounting are marked to current rates, as is the underlying hedged item.
     The principal amount to be received under currency contracts was U.S.$589 million at December 31, 2003. The principal amount to be paid under these contracts was $869 million at December 31, 2003.

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We have entered into interest rate swaps with a notional amount of $195 million, maturing in 2006 and 2011. On $100 million of swaps we pay interest at a rate equal to a three-month bankers’ acceptance floating interest rate plus 2.1%. We receive interest on these swaps at a rate of 6.8%. On $75 million of swaps we pay interest at a rate of 3.2%. We receive interest on these swaps at a rate equal to the three-month bankers’ acceptance floating rate. On $20 million of swaps we pay interest at a rate of 4.7%. We receive interest on these swaps at a rate equal to the three-month bankers’ acceptance floating rate.
     We also have issued swaptions for the right to enter into interest rate swap transactions for a notional amount of $90 million. If exercised, these swaptions will involve the payment of fixed interest rates of 10.5% and 11% in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.
     We have also entered into a forward contract that fixes the interest rate on a notional amount of $150 million of future debt.

88	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19

FINANCIAL INSTRUMENTS (continued)

Fair value

Fair value is the amount at which a financial instrument could be exchanged between willing parties, based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
     These estimates are significantly affected by our assumptions for the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
     The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

		2003		2002

	Carrying value	Fair value	Carrying value	Fair value

Investment in Nortel (a)	57	77	36	34
Long-term debt due within one year	1,158	1,171	1,629	1,680
Long-term debt	12,393	14,262	13,117	14,493
Derivative financial instruments, net assets (liability) position:
Forward contracts – BCE Inc. shares	(37)	(41)	(52)	(58)
Currency contracts (b)	(92)	(97)	38	44
Interest rate swaps	(9)	(25)	–	96

(a)	We have designated 4 four million of our approximately 14 million Nortel common shares to manage our exposure to outstanding rights to SCPs. See Note 21, Stock-based compensation plans, for more information.

(b)	Currency contracts include cross-currency interest rate swaps and foreign currency forward contracts. Some of the cross-currency interest rate swaps are economic hedges that do not qualify for hedge accounting. We carry these at fair value.

     We included net losses of $26 million in 2003 and net gains of $8 million in 2002 in the currency translation adjustment account. This related to foreign currency contracts that hedged a self-sustaining operation. They were settled in 2003.

NOTE 20

SHARE CAPITAL

(i) Preferred shares

BCE Inc.’s articles of incorporation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions of each series.

The table below is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2003. BCE Inc.’s articles of incorporation describe the terms and conditions of these shares in detail.

						Number of shares		Stated capital

								At December 31

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Authorized	Issued and outstanding	2003	2002

Q	floating	Series R	December 1, 2010	At any time	$25.50	8,000,000	–	–	–
R	$1.5435	Series Q	December 1, 2005	December 1, 2005	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	8,000,000	200	200
T	fixed	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	–	–	–
U	–	–	–	–	–	–	–	–	350
Y	floating	Series Z	December 1, 2007	At any time	$25.00	10,000,000	1,147,380	29	29
Z	$1.3298	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	$1.3625	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	–	–	–
AC	$1.3850	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	–
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–

								1,670	1,510

www.bce.ca	2003 annual report	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20

SHARE CAPITAL (continued)

Transactions in 2003

On February 28, 2003, BCE Inc. issued 20 million Series AC shares for total proceeds of $510 million. Six million of the 20 million Series AC shares were issued by public offering for a subscription price of $153 million. The remaining 14 million Series AC shares were issued to the holders of BCE Inc.’s Series U shares.
     BCE Inc. elected to exercise its option to buy all of the Series U shares for $357 million (including a $7 million premium on redemption). The holders of the Series U shares then used the proceeds from the sale of their shares to buy the 14 million Series AC shares for the subscription price of $357 million.
     Before February 28, 2003, the Series U shares were convertible at the holder’s option into Series V shares. On February 28, 2003, all Series U and V shares were cancelled.

Voting rights

All of the issued and outstanding preferred shares at December 31, 2003 were non-voting, except under special circumstances when the holders were entitled to one vote per share.

Entitlement to dividends

Holders of Series R, Z, AA and AC shares are entitled to fixed cumulative quarterly dividends.
     Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends.
     If Series Q, AB and AD shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
     If Series T shares are issued, their holders will be entitled to fixed cumulative quarterly dividends. The rate will be set at the Government of Canada yield multiplied by a percentage rate, as set out in BCE Inc.’s articles of incorporation.

Conversion features

All of the issued and outstanding preferred shares at December 31, 2003 are convertible at the holder’s option into another series of preferred shares on a one-for-one basis.

Redemption features

BCE Inc. may redeem Series R, Z, AA and AC shares on the redemption date and every five years after that date.
     If Series T shares are issued, BCE Inc. may redeem them on the redemption date and every five years after that date.
     BCE Inc. may redeem Series S and Y shares at any time.
     If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time.

Dividend rate swaps

In 2003, we elected to settle the dividend rate swaps that hedged dividend payments on $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares. These swaps converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007.
     As a result of the early settlement, we received total cash proceeds of $83 million. We are deferring and amortizing the proceeds against the dividends on these preferred shares over the original term of the swaps.

90	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20

SHARE CAPITAL (continued)

(ii) Common shares and Class B shares

BCE Inc.’s articles of incorporation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up.

BCE Inc. issued 85,000,000 common shares to the public in 2002 for a total of $2.1 billion. BCE Inc. issued 17,862,714 common shares through private placements to SBC in 2002 for $500 million. The net proceeds were used to pay for part of the repurchase of SBC’s 20% interest in BCH.
     The table below provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2003 and 2002.

		2003		2002

	Number of shares	Stated capital	Number of shares	Stated capital

Outstanding, beginning of year	915,867,928	16,520	808,514,211	13,827
Shares issued:
Publicly	–	–	85,000,000	2,078
To SBC	–	–	17,862,714	500
Under employee savings plans	4,951,199	145	2,656,764	72
Under dividend reinvestment plans	2,807,899	82	1,355,168	36
To employees (under employee stock option plans)	552,681	9	479,873	7
Shares redeemed	(190,889)	(7)	(802)	–

Outstanding, end of year	923,988,818	16,749	915,867,928	16,520

NOTE 21

STOCK-BASED COMPENSATION PLANS

Employee savings plans

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE Inc. common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute 10% to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (shares issued from treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
     There were 36,536 employees participating in the plans at December 31, 2003. The total number of common shares bought for employees was 6,352,654 in 2003 and 6,368,907 in 2002. Compensation expense related to ESPs was $38 million in 2003, $43 million in 2002 and $42 million in 2001. 13,513,812 common shares were reserved for issue under the ESPs at December 31, 2003.

BCE Inc. stock options

Under BCE Inc.’s long-term incentive programs, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect. At December 31, 2003, 29,739,237 common shares were authorized for issue under these programs.
     In general, the right to exercise options vests or accrues by 25% a year for four years of continuous employment from the day of grant, unless a special vesting period applies. Options usually become exercisable when they vest and can be exercised for a period of up to 10 years. Special vesting provisions may apply if:

  there is a change of control of BCE Inc. and the option holder’s employment ends under certain circumstances the option holder is employed by a designated subsidiary of BCE Inc., and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the program.

www.bce.ca	2003 annual report	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21

STOCK-BASED COMPENSATION PLANS (continued)

     When the Nortel common shares were distributed in May 2000, each outstanding BCE Inc. stock option was cancelled and was replaced by two new stock options. The first option gives the holder the right to buy one BCE Inc. common share. The second option gives the holder the right to buy approximately 1.57 post-split common shares of Nortel (Nortel option) at exercise prices that maintain the holder’s economic position.
     We ensured that exercising the Nortel options would not dilute Nortel shares by:

  calculating how many BCE Inc. common shares could be issued under options granted under stock option programs immediately before the day of the distribution factoring this number into the calculation that determined how many Nortel common shares were distributed for each BCE Inc. common share held.

     BCE Inc. may exercise all Nortel options that expire unexercised or are forfeited. The exercise price paid to Nortel is given back to BCE Inc. We credit an amount to retained earnings that is equal to the market share price of Nortel.
     The table below is a summary of the status of BCE Inc.’s stock option programs.

		2003		2002		2001

	Number of shares	Weighted- average exercise price ($)	Number of shares	Weighted- average exercise price ($)	Number of shares	Weighted- average exercise price ($)

Outstanding, beginning of year	20,470,700	$33	18,527,376	$35	9,114,695	$27
Granted	6,008,051	$28	8,051,159	$32	11,629,250	$41
Exercised	(363,972)	$16	(297,319)	$12	(335,669)	$11
Expired/forfeited	(1,319,234)	$34	(5,810,516)	$39	(1,880,900)	$37

Outstanding, end of year	24,795,545	$32	20,470,700	$33	18,527,376	$35

Exercisable, end of year	9,767,119	$34	6,468,320	$33	2,300,387	$25

     The table below tells you more about BCE Inc.’s stock option programs at December 31, 2003.

		Options outstanding		Options exercisable

Range of exercise price	Number	Weighted- average remaining life	Weighted- average exercise price ($)	Number	Weighted- average exercise price ($)

Below $20	2,811,635	5 years	$15	1,501,635	$13
$20–$30	7,092,577	9 years	$28	344,440	$27
$30–$40	8,139,419	8 years	$34	3,517,410	$35
Over $40	6,751,914	7 years	$41	4,403,634	$41

	24,795,545		$32	9,767,119	$34

Teleglobe stock options

When we acquired a controlling interest in Teleglobe in November 2000, holders of Teleglobe stock options were allowed to exercise their options under the original terms, except that when they exercise their options, they receive 0.91 of one BCE Inc. common share for each Teleglobe stock option exercised. All of the outstanding Teleglobe stock options that were not already vested, vested when Teleglobe was sold on December 31, 2002.
     The table below is a summary of the status of Teleglobe’s stock option programs.

		2003		2002		2001

	Number of BCE Inc. shares	Weighted- average exercise price ($)	Number of BCE Inc. shares	Weighted- average exercise price ($)	Number of BCE Inc. shares	Weighted- average exercise price ($)

Outstanding, beginning of year	4,266,723	$37	10,204,966	$39	18,934,537	$36
Exercised	(188,709)	$9	(182,554)	$16	(2,911,216)	$24
Expired/forfeited	(3,122,839)	$35	(5,755,689)	$40	(5,818,355)	$44

Outstanding, December 31	955,175	$21	4,266,723	$37	10,204,966	$39

Exercisable, December 31	955,175	$21	4,266,723	$37	6,073,732	$38

92	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21

STOCK-BASED COMPENSATION PLANS (continued)

     The table below tells you more about Teleglobe’s stock option programs at December 31, 2003.

	Options outstanding and exercisable

Range of exercise price	Number	Weighted- average remaining life	Weighted- average exercise price

Below $20	496,529	2 years	$12
$20–$30	131,830	3 years	$25
$30–$40	316,806	4 years	$34
Over $40	10,010	1 year	$48

	955,175		$21

Assumptions used in stock option pricing model

The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	2003	2002

Compensation cost (in $ millions)	29	27
Number of stock options granted	6,008,051	8,051,159
Weighted-average fair value per option granted ($)	6	7
Assumptions
Dividend yield	3.6%	3.3%
Expected volatility	30%	30%
Risk-free interest rate	4.0%	4.6%
Expected life (years)	4.5	4.4

Special compensation payments

Before 2000, when BCE Inc. granted options to officers, vice-presidents and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel common shares was made in 2000, the outstanding options were divided into options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel common shares.
     To manage the cost of SCPs, we:

  entered into forward contracts to hedge our exposure to outstanding rights related to options on BCE Inc. common shares designated approximately four million Nortel common shares to hedge our exposure to outstanding rights related to the options on the Nortel common shares.

     The number of SCPs outstanding at December 31, 2003 was:

  2,547,652 relating to BCE Inc. common shares
  2,656,990 relating to Nortel common shares.

     All of the outstanding SCPs covered the same number of shares as the options they related to. It is the employer’s responsibility to make the payments under the SCPs. The income related to SCPs was $29 million in 2003, an expense of $1 million in 2002 and $64 million in 2001. The income of $29 million in 2003 and the expense of $1 million in 2002 include a recovery of SCP expense previously established of $50 million and $59 million, respectively relating to forfeitures of SCPs.

Dividend reinvestment plan

The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (shares issued from treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
     A total of 2,807,899 common shares were bought under this plan for $82 million in 2003. A total of 2,528,624 common shares were bought for $70 million in 2002.

www.bce.ca	2003 annual report	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for almost all of our employees.

Components of accrued benefit asset (liability)

The table below shows the change in benefit obligations, change in fair value of plan assets and the funded status of the plans.

		Pension benefits			Other benefits

	Notes	2003	2002	2003	2002

Accrued benefit obligation, beginning of year		11,815	11,737	1,628	1,444
Current service cost		222	223	31	35
Interest cost on accrued benefit obligation		757	749	105	94
Actuarial (gains) losses		513	(19)	(52)	173
Benefits payments		(716)	(654)	(87)	(77)
Employee contributions		6	6	–	–
Business combinations		–	26	–	1
Special termination costs	4	(27)	122	–	–
Plan amendment	4	4	50	2	–
Divestitures and other	3 and 9	(64)	(425)	(12)	(42)

Accrued benefit obligation, end of year		12,510	11,815	1,615	1,628

Fair value of plan assets, beginning of year		11,587	13,532	125	134
Actual return (loss) on plan assets		1,583	(854)	8	1
Benefits payments		(716)	(654)	(87)	(77)
Employer contribution		160	21	87	76
Employee contribution		6	6	–	–
Business combinations		–	25	–	–
Divestitures and other	3 and 9	(46)	(489)	–	(9)

Fair value of plan assets, end of year (1)		12,574	11,587	133	125

Plan surplus (deficit)		64	(228)	(1,482)	(1,503)
Unamortized net actuarial (gains) losses		1,682	2,241	(58)	(10)
Unamortized past service costs		71	95	2	1
Unamortized transitional (asset) obligation		(80)	(143)	270	376
Valuation allowance		(124)	(136)	–	–

Accrued benefit asset (liability), end of year		1,613	1,829	(1,268)	(1,136)

Accrued benefit asset included in other long-term assets		1,728	2,070	–	–
Accrued benefit liability included in other long-term liabilities		(115)	(241)	(1,268)	(1,136)

(1)	The market-related value of pension plan assets was $13,044 million at December 31, 2003 and $12,542 million at December 31, 2002.

     For pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $2,737 million at December 31, 2003 and $2,683 million at December 31, 2002 the fair value of plan assets was $2,010 million at December 31, 2003 and $1,909 million at December 31, 2002.

     For pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $9,773 million at December 31, 2003 and $9,132 million at December 31, 2002 the fair value of plan assets was $10,564 million at December 31, 2003 and $9,678 million at December 31, 2002.

94	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22

EMPLOYEE BENEFIT PLANS (continued)

Components of net benefit plans cost (credit)

The table below shows the net benefit plans cost (credit) before and after recognizing its long-term nature. The recognized net benefit plan cost (credit) reflects the amount reported in our statement of operations and is calculated according to our accounting policy.

		Pension benefits			Other benefits

	2003	2002	2001	2003	2002	2001

Current service cost	222	223	212	31	35	31
Interest cost on accrued benefit obligation	757	749	732	105	94	100
Actual (return) loss on plan assets	(1,583)	854	(415)	(8)	(1)	(9)
Past service costs arising during period	4	50	49	2	–	1
Actuarial loss (gain) on accrued benefit obligation	513	(19)	799	(52)	173	(100)

Elements of employee future benefit plans cost (credit), before recognizing its long-term nature

	(87)	1,857	1,377	78	301	23

Excess (deficiency) of actual return over expected return	648	(1,981)	(783)	(1)	(10)	(3)
Deferral of amounts arising during period:
Past service costs	(4)	(50)	(49)	(2)	–	(1)
Actuarial (loss) gain on accrued benefit obligation	(513)	19	(799)	52	(173)	100
Amortization of previously deferred amounts:
Past service costs	9	6	12	–	–	–
Net actuarial (gains) losses	23	1	(4)	–	–	(6)
Transitional (asset) obligation	(44)	(56)	(60)	30	39	40

Adjustments to recognize long-term nature of employee future benefit plans cost (credit)	119	(2,061)	(1,683)	79	(144)	130

Increase (decrease) in valuation allowance	(12)	14	102	–	–	–
Other	(2)	–	(71)	–	–	1

Net benefit plans cost (credit), recognized	18	(190)	(275)	157	157	154

Significant assumptions

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost (credit). These assumptions are long term, which is consistent with the nature of employee benefit plans.

		Pension benefits			Other benefits

	2003	2002	2001	2003	2002	2001

At December 31
Accrued benefit obligation
Discount rate, end of year	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Rate of compensation increase, end of year	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
For the year ended December 31
Net benefit plans cost (credit)
Discount rate, end of preceding year	6.5%	6.5%	7.0%	6.5%	6.5%	7.0%
Expected return on plan assets, end of preceding year	7.5%	8.3%	8.8%	7.5%	8.3%	8.8%
Rate of compensation increase, end of preceding year	3.5%	3.5%	3.9%	3.5%	3.5%	3.9%

     We assumed the following trend rates in health-care costs:

  a 4.5% annual rate of increase in the cost per person of covered health-care benefits for 2003 and the foreseeable future a 10.5% annual rate of increase in the cost of medication for 2003 with a gradual decline to 4.5% over six years.

     Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The table below, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1% increase	1% decrease

Effect on other benefits – total service and interest cost	16	(14)
Effect on other benefits – accrued obligation	164	(140)

www.bce.ca	2003 annual report	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22

EMPLOYEE BENEFIT PLANS (continued)

Pension plan assets

The table below shows the allocation of our pension plan assets at December 31, 2003 and 2002, target allocation for 2003 and expected long-term rate of return by asset class.

	Weighted-average target allocation	Percentage of plan assets at December 31		Weighted-average expected long-term rate of return

Asset category	2003	2003	2002	2003

Equity securities	45%– 65%	56%	58%	9.0%
Debt securities	35%– 55%	44%	42%	5.5%

Total		100%	100%	7.5%

     Equity securities included approximately $111 million of BCE Inc. common shares or 0.9% of total plan assets at December 31, 2003, and approximately $123 million of BCE Inc. common shares or 1.1% of total plan assets at December 31, 2002.
     Debt securities included approximately $108 million of BCE Inc. and affiliates’ debentures or 0.9% of total plan assets at December 31, 2003, and $109 million or 1.0% of total plan assets at December 31, 2002.
     The maturities of debt securities ranged from zero to 39 years, with a weighted-average maturity of 11 years at December 31, 2003. They ranged from zero to 40 years, with a weighted-average maturity of 10 years at December 31, 2002.

Projected cash flows

We are responsible for adequately funding our pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. The table below shows the amounts we contributed to the pension benefit plans in 2003.

	Minimum funding requirements	Discretionary funding	Total funding

			2003

Aliant	70	55	125
Bell Canada	11	6	17
Bell Globemedia	11	–	11
BCE Inc.	7	–	7

Total employer contributions	99	61	160

     We expect to contribute $107 million to the pension plans in 2004. Because we do not fund the other employee future benefit plans, the total $87 million paid in 2003 represents payments made to beneficiaries under these plans. We expect to pay $84 million under these plans in 2004.

NOTE 23

COMMITMENTS AND CONTINGENCIES

Contractual obligations

The table below is a summary of our contractual obligations at December 31, 2003 that are due in each of the next five years and thereafter.

	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt (excluding capital leases)	1,390	1,082	957	1,782	1,093	7,089	13,393
Notes payable and bank advances	28	–	–	–	–	–	28
Capital leases	119	86	80	66	59	99	509
Operating leases	404	275	244	220	205	1,525	2,873
Commitments for capital expenditures	435	100	34	27	–	–	596
Other purchase obligations	489	366	329	280	153	270	1,887
Other long-term liabilities	–	97	93	100	63	78	431

Total	2,865	2,006	1,737	2,475	1,573	9,061	19,717

     Long-term debt and notes payable and bank advances include $194 million drawn under our committed credit facilities. They exclude $361 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,841 million.
     The imputed interest to be paid on capital leases is $135 million.
     Rental expense relating to operating leases was $368 million in 2003, $356 million in 2002 and $278 million in 2001.

96	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

COMMITMENTS AND CONTINGENCIES (continued)

     Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
     Other long-term liabilities included in the table relate to:

  Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2003.
  Bell Globemedia’s obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities were $130 million at December 31, 2003.

     At December 31, 2003, we had other long-term liabilities that were not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

     We did not include deferred revenue and gains on assets because they do not represent future cash payments.

CRTC Price Cap decision

The Price Cap decision made a number of changes to the rules governing local service in Canada’s telecommunications industry. These rules will be in effect for four years. The CRTC has stated that it will initiate a Price Cap review in the final year of the regime and make modifications to the regulatory framework, as necessary. One of the changes resulting from the Price Cap decision was a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvements, reduced rates and/or rebates. We estimated our commitment relating to the deferral account to be approximately $160 million at December 31, 2003, which we expect to clear substantially in 2004 by implementing various initiatives.

Agreement with CGI

On July 24, 2003, BCE and CGI signed a new agreement relating to BCE’s ownership in CGI. It replaced the shareholders’ agreement entered into on July 1, 1998. As a result:

  the put rights of CGI’s three majority individual shareholders relating to the CGI shares they hold were cancelled
  BCE’s call rights relating to the CGI shares held by these majority shareholders were cancelled
  BCE converted all of its 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis.

     BCE has shareholder’s rights under the new agreement. These include preemptive rights relating to CGI’s equity shares, right of representation on CGI’s board of directors and certain veto rights. In addition, there are no restrictions on BCE selling its shares of CGI. We continue to proportionately consolidate CGI’s results.

Litigation

Teleglobe lending syndicate lawsuit
 On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.
     The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     The plaintiffs claim damages of U.S.$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total U.S.$1.25 billion that the lending syndicate advanced.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

www.bce.ca	2003 annual report	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

COMMITMENTS AND CONTINGENCIES (continued)

Kroll Restructuring lawsuit
 In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Other litigation
 We become involved in various other claims and litigation as a regular part of our business.
     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

NOTE 24

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions.

Sales of assets and businesses

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in, or in the interpretation of, laws and regulations (including tax legislation), valuation differences, litigation against the counterparties, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $2.1 billion in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. A total of $16 million has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

Sales of services

As part of transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in, or in the interpretation of, laws and regulations (including tax legislation) or litigation against the counterparties.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $261 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

Purchases and development of assets

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $1.5 billion in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

98	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

GUARANTEES (continued)

Other transactions

As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in, or in the interpretation of, laws and regulations (including tax legislation) or litigation against the counterparties.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $26 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 25

SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

	2003	2002	2001

Interest paid on long-term debt	1,109	1,019	1,381
Income taxes paid (net of refunds)	(24)	1,284	1,348
Cash restricted to collateralize short-term bank loans	–	–	233

NOTE 26

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

We have prepared these consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

Reconciliation of net earnings (loss)

	2003	2002	2001

Canadian GAAP – Earnings from continuing operations	1,845	1,778	3,646
Adjustments
Deferred costs (a)	(2)	18	(2)
Employee future benefits (b)	(132)	(14)	114
Gain on disposal of investments and on reduction of ownership in subsidiary companies (e)	–	–	(11)
Income taxes (h)	–	–	(45)
Goodwill (c)	–	–	(24)
Derivative instruments (m)	(12)	15	18
Restructuring and other charges (d)	–	–	(5)
Other	(8)	(5)	(36)

United States GAAP – Earnings from continuing operations	1,691	1,792	3,655
Discontinued operations – United States GAAP (j)	(30)	827	(3,064)
Cumulative effect of change in accounting policy (m) (n)	(25)	(7,268)	21

United States GAAP – Net earnings (loss)	1,636	(4,649)	612
Dividends on preferred shares (m)	(70)	(59)	(64)
Premium on redemption of preferred shares	(7)	(6)	–

United States GAAP – Net earnings (loss) applicable to common shares	1,559	(4,714)	548
Other comprehensive earnings (loss) items
Change in currency translation adjustment	(56)	30	158
Change in unrealized loss on investments (k)	17	9	(168)
Additional minimum liability for pension obligation (b)	(40)	(81)	–

Comprehensive earnings (loss)	1,480	(4,756)	538

Net earnings (loss) per common share – basic
Continuing operations	1.75	2.02	4.44
Discontinued operations and change in accounting policy	(0.06)	(8.11)	(3.76)
Net earnings (loss)	1.69	(6.09)	0.68
Net earnings (loss) per common share – diluted
Continuing operations	1.75	1.99	4.39
Discontinued operations and change in accounting policy	(0.06)	(8.11)	(3.72)
Net earnings (loss)	1.69	(6.12)	0.67
Dividends per common share	1.20	1.20	1.20
Average number of common shares outstanding (millions)	920.3	847.9	807.9

Adjusted net earnings (loss) (p)
Net earnings (loss), as reported	1,636	(4,649)	612
Amortization expense on goodwill and other intangible assets	–	–	918

Net earnings (loss), adjusted	1,636	(4,649)	1,530

Adjusted net earnings (loss) per common share
Basic	1.69	(6.09)	1.81
Diluted	1.69	(6.12)	1.79

www.bce.ca	2003 annual report	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP (continued)

Statements of accumulated other comprehensive loss

	2003	2002	2001

Currency translation adjustment	(46)	10	(20)
Unrealized gain (loss) on investments (k)	16	(1)	(10)
Additional minimum liability for pension (b)	(121)	(81)	–

Accumulated other comprehensive loss	(151)	(72)	(30)

Reconciliation of total shareholders’ equity

	2003	2002	2001

Canadian GAAP	13,580	12,615	16,581
Adjustments
Deferred costs (a)	(77)	(78)	(112)
Purchase price adjustment (c)	–	–	(768)
Employee future benefits (b)	(260)	17	330
Gain on disposal of investments and on reduction of ownership in subsidiary companies (e)	163	163	163
Other	17	56	40
Tax effect of the above adjustments (h)	8	(99)	(205)
Non-controlling interest effect of the above adjustments (i)	88	80	(10)
Discontinued operations (j)	–	–	(342)
Unrealized gain (loss) on investments (k)	16	(1)	(10)

United States GAAP	13,535	12,753	15,667

Description of United States GAAP adjustments

(a)	Deferred costs Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.
(b)	Employee future benefits
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.
     Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. The United States regulators have recently interpreted this to be a difference between Canadian and United States GAAP. As a result, we retroactively increased previously reported United States GAAP net income by $61 million (net of a tax expense of $41 million) for 2001.This resulted in an increase of $0.07 per basic share and $0.07 per diluted share in 2001. Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income. The accumulated benefit obligation at December 31, 2003 was $11.4 billion.

(c)	Goodwill
Under Canadian GAAP, before July 1, 2001, the purchase price of an acquisition was based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the total purchase price of an acquisition was based on the market price for a reasonable period before and after the date that the transaction was announced. This results in a difference in the amount of the purchase price allocated to goodwill.

(d)	Restructuring and other charges
Under Canadian GAAP, when calculating impairment of capital assets, the asset’s net recoverable amount (based on estimates of undiscounted future cash flows) is deducted from its carrying value. Under United States GAAP, when calculating impairment of capital assets, the asset’s net recoverable amount is based on estimates of discounted future cash flows.

(e)	Gains or losses on investments
Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(f)	Equity income
Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI, we present CGI as an equity investment under United States GAAP.
     Our proportionate share of CGI’s operating results for the six months ended December 31, 2003 were:
  operating revenues of $422 million, of which $74 million was with subsidiaries of BCE Inc.
  operating expenses of $356 million, of which $14 million was to subsidiaries of BCE Inc.
  amortization expense of $21 million
  interest expense of $3 million
  other expense of $1 million
  income tax expense of $17 million.

     See Note 23, Commitments and contingencies, for more information about the CGI agreement.

(g)	Interest expense
Under Canadian GAAP, convertible debentures are separated into a debt component and an equity component. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures that do not have certain characteristics are recorded as long-term debt and no accretion expense is recognize.

100	2003 annual report	www.bce.ca

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP (continued)

(h)	Income taxes
The income tax adjustment reflects the impact on income taxes of all of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:
   income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP only income tax rates of enacted tax law can be used under United States GAAP.

(i)	Non-controlling interest The non-controlling interest adjustment represents the impact of all of the United States GAAP adjustments on non-controlling interest.
(j)	Discontinued operations Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.
(k)	Change in unrealized gain (loss) on investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as “available-for-sale” under United States GAAP and would be carried at fair value with any unrealized gains or losses included in other comprehensive loss, net of tax.

(l)	Accounting for stock-based compensation
In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25.
     We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002. As a result, we recorded operating expenses of $27 million in 2002 ($2 million in the first quarter, $4 million in the second quarter, $15 million in the third quarter and $6 million in the fourth quarter), which is consistent with Canadian GAAP.
     Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted. The table below shows the estimated fair value of each option grant on the date of the grant using the Black-Scholes pricing model.

	2003	2002	2001

Net earnings (loss), as reported	1,636	(4,649)	612
Compensation cost included in net earnings	29	27	–
Total compensation cost	(51)	(68)	(60)

Pro forma net earnings (loss)	1,614	(4,690)	552
Pro forma net earnings (loss) per common share (basic)	1.67	(6.13)	0.60
Pro forma net earnings (loss) per common share (diluted)	1.67	(6.15)	0.60
Weighted average fair value of options granted ($)	6	7	10
Assumptions
Dividend yield	3.6%	3.3%	3.3%
Expected volatility	30%	30%	25%–37%
Risk-free interest rate	4.0%	4.6%	5.1%
Expected life (years)	4.5	4.4	4.5

(m)	Accounting for derivative instruments and hedging activities (SFAS No. 133)
On January 1, 2001, we adopted SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.
     The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings. This resulted in an increase of $44 million in other assets and a net gain of $21 million in 2002.
     In addition, on January 1, 2001, the forward contracts relating to the Nortel shares, which we previously recorded in other comprehensive income at their fair value of $2,005 million, and the offsetting change in the value of the hedged Nortel shares, were reclassified to earnings on the transition to the new rule. There was no effect on net earnings. This resulted in a pre-tax gain of $27 million in 2002 and $44 million in 2001.
     We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps, in effect, converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash.
     Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for United States GAAP purposes.

www.bce.ca	2003 annual report	101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP (continued)

(n)	Impact of adopting new accounting standards

Business combinations and goodwill and other intangible assets
Effective January 1, 2002, we followed the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. This standard required us to stop amortizing goodwill and indefinite-life intangible assets to earnings and to assess them for impairment each year. It includes a transitional impairment test.
     Effective June 30, 2002, we followed the requirements of SFAS No. 142, Goodwill and Other Intangible Assets:

  we allocated our existing goodwill and indefinite-life intangible assets to our reporting units we completed the assessment of the quantitative impact of the transitional impairment test measured at January 1, 2002 on our financial statements.

     In performing the transitional impairment test, we:

  estimated the fair value of our reporting units based on discounted future cash flows compared the fair values to those implied by public company trading multiples.

     We determined a transitional impairment loss of $7,268 million net of tax in the second quarter of 2002. We recorded it as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of SFAS No. 142. Under Canadian GAAP, the transitional impairment loss is recorded as an adjustment to opening retained earnings. The impairment loss related to impaired goodwill of reporting units in Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Consolidation of variable interest entities
Effective July 1, 2003, we adopted FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, on a prospective basis.
     This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements, to variable interest entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.
     We determined a transitional loss of $25 million net of tax in the third quarter of 2003. We recorded it as a cumulative effect of a change in accounting policy as of July 1, 2003, as required by the transitional provisions of FIN No. 46. Under Canadian GAAP, the transitional loss is recorded as an adjustment to retained earnings. See Note 1, Significant accounting policies, for a summary of how this affected our consolidated financial statements.

(o)	Recent changes to accounting standards

Costs associated with exit or disposal activities
Effective January 1, 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The new standard requires costs relating to exits or disposal activities to be recorded at fair value when a liability has been incurred.
     Under the previous guidance of Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring), certain exit costs were recorded when management committed to an exit plan.
     We followed the recommendations in this section for all business dispositions after January 1, 2003.

Asset retirement obligations
Effective January 1, 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
     These obligations are initially measured at fair value and are later adjusted for any changes resulting from the passage of time and for any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.
     Adopting this standard did not significantly affect our consolidated financial statements.

Guarantees
Effective December 31, 2003, we adopted FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The interpretation:

  describes how to identify guarantees
  requires guarantors to disclose the significant details about guarantees they make, whether or not they will have to make payments under the guarantees requires guarantors to recognize a liability for the fair value of their obligation when they enter into these guarantees.

     Adopting this interpretation did not affect our consolidated financial statements.

Financial instruments
Effective July 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It clarifies how to account for certain financial instruments that have liability characteristics and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Many of these financial instruments were previously classified as equities.
     Because we did not have any instruments with these characteristics, adopting this standard did not affect our consolidated financial statements.

(p)	Adjusted net earnings
The adjusted net earnings reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets, effective January 1, 2002. See Note 26 (n), Impact of adopting new accounting standards for more information.

102	2003 annual report	www.bce.ca

BOARD OF DIRECTORS AND EXECUTIVES

Board of Directors
as at March 10, 2004

André Bérard, O.C. Montréal, Québec Corporate Director and Chairman, National Bank of Canada* Director since January 2003	Thomas E. Kierans, O.C. Toronto, Ontario Chairman, Canadian Institute for Advanced Research Director since April 1999	Thomas C. O’Neill, F.C.A. Don Mills, Ontario Chartered Accountant and Corporate Director Director since January 2003

Ronald A. Brenneman Calgary, Alberta President and Chief Executive Officer and a director, Petro-Canada Director since November 2003	Brian M. Levitt Montréal, Québec Co-Chair, Osler, Hoskin & Harcourt LLP Director since May 1998	Robert C. Pozen Boston, Massachusetts Chairman, MFS Investment Management Director since February 2002

Richard J. Currie, C.M. Toronto, Ontario Chairman, BCE Inc. and Bell Canada Director since May 1995	The Honourable Edward C. Lumley, P.C. South Lancaster, Ontario Vice-Chair, BMO Nesbitt Burns Inc. Director since January 2003	Michael J. Sabia Montréal, Québec President and Chief Executive Officer, BCE Inc. Chief Executive Officer, Bell Canada Director since October 2002

Anthony S. Fell, O.C. Toronto, Ontario Chairman, RBC Dominion Securities Limited Director since January 2002	Judith Maxwell, C.M. Ottawa, Ontario President, Canadian Policy Research Networks Inc. Director since January 2000	Paul M. Tellier, P.C., C.C., Q.C. Montréal, Québec President and Chief Executive Officer and a director, Bombardier Inc. Director since April 1999

Donna Soble Kaufman Toronto, Ontario Lawyer and Corporate Director Director since June 1998	John H. McArthur Wayland, Massachusetts Dean Emeritus, Harvard University Graduate School of Business Administration Director since May 1995	Victor L. Young, O.C. St. John’s, Newfoundland Corporate Director Director since May 1995
*Resigned as Chairman, National Bank of Canada on March 10, 2004.

BCE board members from left to right: Thomas C. O’Neill, F.C.A., Brian M. Levitt, Richard J. Currie, C.M., Ronald A. Brenneman, Judith Maxwell, C.M., John H. McArthur, André Bérard, O.C.,

www.bce.ca	2003 annual report	103

BOARD OF DIRECTORS AND EXECUTIVES

Executives
as at March 10, 2004

Michael J. Sabia President and Chief Executive Officer	Peter Daniel Executive Vice-President Communications and Marketing Services	Karen H. Sheriff President Small and Medium Business Markets Bell Canada

William D. Anderson President BCE Ventures	Ivan Fecan President and Chief Executive Officer Bell Globemedia	David A. Southwell Group President Operations Bell Canada

Pierre J. Blouin Group President Consumer Markets Bell Canada	Tony Gaffney President and Chief Executive Officer BCE Emergis	Martine Turcotte Chief Legal Officer

Laurier (Larry) J. Boisvert President and Chief Executive Officer Telesat Canada	Lawson A.W. Hunter Executive Vice-President Government and Regulatory Affairs	Siim A. Vanaselja Chief Financial Officer

Linda Caty Corporate Secretary	Eugene Roman Group President Systems and Technology Bell Canada	Stephen G. Wetmore Group President National Markets Bell Canada

Isabelle Courville President Enterprise Markets Bell Canada		Mahes S. Wickramasinghe Senior Vice-President Audit and Risk Management

Robert C. Pozen, Anthony S. Fell, O.C., Paul M. Tellier, P.C., C.C., Q.C., Donna Soble Kaufman, The Honourable Edward C. Lumley, P.C., Michael J. Sabia, Thomas E. Kierans, O.C., Victor L. Young, O.C.

104	2003 annual report	www.bce.ca

COMMITTEES OF THE BOARD

Members of committees of the board

Audit
 T.C. O’Neill – Chairman
T.E. Kierans
J. Maxwell
R.C. Pozen
V.L. Young

Corporate governance
R.J. Currie – Chairman
D. Soble Kaufman
T.E. Kierans
The Honourable E.C. Lumley
J.H. McArthur

Management resources and compensation
P.M. Tellier – Chairman
R.A. Brenneman
A.S. Fell
B.M. Levitt
J.H. McArthur
V.L. Young

Pension fund
R.C. Pozen – Chairman
A. Bérard
A.S. Fell
D. Soble Kaufman
B.M. Levitt
J. Maxwell

The committees of the board of directors, and their purpose and members, are identified below.

The audit committee

The audit committee assists the board in the oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of the internal and external auditors
  the management’s responsibility for reporting on internal controls.

The corporate governance committee

The CGC assists the board in:

  developing and implementing our corporate governance guidelines identifying individuals qualified to become directors
  determining the composition of the board and its committees determining the directors’ compensation
  monitoring the process to assess board and committees effectiveness.

The management resources and compensation committee

The MRCC assists the board in the oversight of the:

  compensation
  nomination
  evaluation
  succession

of officers and other management personnel.

    The MRCC also assists the board in the oversight of BCE’s health and safety policies and procedures.

The pension fund committee

The PFC assists the board in the oversight of:

  the administration, funding and investment of our pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the pension fund and the master fund in which certain of BCE’s subsidiaries’ pension funds invest in.

SHAREHOLDER INFORMATION

2004 SHAREHOLDER MEETING

Our shareholder meeting will take place at 9:00 a.m. (Pacific time), Wednesday, May 26, 2004, at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, British Columbia.

The meeting will also be webcast live on our website at www.bce.ca.

We offer various ways to vote your shares. For more details, consult our proxy circular or visit our website.

2004 QUARTERLY EARNINGS RELEASE DATES

First quarter – May 5, 2004
Second quarter – August 4, 2004
Third quarter – November 3, 2004
Fourth quarter – February 2, 2005

Quarterly and annual reports as well as other corporate documents can be found on our website. If you wish to be notified electronically when documents are posted, register online at www.bce.ca for our service “News Alerts”. Corporate documents can also be requested from the Investor Relations group.

SHARE FACTS

Symbol
 BCE

Listings
 Toronto (TSX), New York (NYSE) and Zurich (SWX) stock exchanges

Common Shares Outstanding
 923,988,818 as at December 31, 2003

Stock Splits
 Three-for-one on April 26, 1979 and two-for-one on May 15, 1997

Quarterly Dividend*
$0.30 per common share

2004 Dividend Schedule*

Record Date	Payment Date
March 15, 2004	April 15, 2004
June 15, 2004	July 15, 2004
September 15, 2004	October 15, 2004
December 15, 2004	January 15, 2005

*Subject to approval by the Board of Directors

TAX INFORMATION

Dividends and Capital Gains on Your BCE Shares
 BCE common shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them. If you received Nortel Networks common shares in May 2000, you should contact the Investor Relations group to learn more on the tax implications of the BCE/Nortel Plan of Arrangement or visit www.bce.ca.

Foreign Investors
 Dividends on BCE shares paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

U.S. Investors
 Since January 1, 2001, BCE has been required to solicit taxpayer identification numbers (TIN) and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. investors. Where these have not been received, BCE may be required to deduct the IRS’ specified backup withholding tax. The backup withholding rate on dividends is currently 28%. Shareholders who did not provide their TIN and W-9 certification of residency and had the backup withholding tax applied on their dividends can obtain a refund or credit against their U.S. federal income tax through the filing of their income tax return the following year.

Under the Jobs and Growth Tax Reconciliation Act of 2003, dividends paid to U.S. individuals by most U.S. public companies and qualifying foreign corporations, including public Canadian companies such as BCE whose shares are readily tradable on a U.S. stock exchange (e.g., the New York Stock Exchange), will be subject to U.S. federal income tax at a maximum rate of 15% (or 5% for those in the lowest tax brackets), so long as certain conditions are met.

For additional information, please contact your tax advisor.

SHAREHOLDER SERVICES

Dividend Reinvestment and Stock Purchase Plan
 This plan provides a convenient method for eligible holders of BCE common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

Dividend Direct Deposit Service
 Avoid postal delays and trips to the bank by joining the dividend direct deposit service.

E-delivery Service
 Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly documents by e-mail.

Duplicate Mailings
 Help us control costs and eliminate duplicate mailings by consolidating your accounts.

For more details on any of these services, registered shareholders must contact the transfer agent. Non-registered shareholders must contact their brokers.

CONTACT INFORMATION

Transfer Agent and Registrar
 For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:

Computershare Trust Company of Canada
 9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
e-mail: bce@computershare.com
Tel.: (514) 982-7555
or 1 800 561-0934 (toll free in Canada and the U.S.)
Fax: (416) 263-9394
or 1 888 453-0330 (toll free in Canada and the U.S.)
or visit their website at www.computershare.com

BCE Inc.
 Investor Relations
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
e-mail: investor.relations@bce.ca
Tel.: 1 800 339-6353
Fax: (514) 786-3970
or visit the Investors section on our website at
www.bce.ca

TRADEMARKS

The following is a list of all our trademarks referred to and used as such in this annual report. BCE is a trademark of BCE Inc. The rings and head design, Bell Canada Enterprises corporate logo, Bell, Sympatico, Sympatico High Speed Edition, Bell Mobility, Emily, Single Number Reach, Business Back-Up and The Bell Bundle are trademarks of Bell Canada. ExpressVu is a trademark of Bell ExpressVu Limited Partnership. The Globe and Mail is a trademark of Bell Globemedia Publishing Inc. Mobile Browser is a trademark of Bell Mobility Inc. CTV is a trademark of CTV Inc. Nimiq and Anik are trademarks of Telesat Canada. TSN and RDS are trademarks of The Sports Network Inc. Any other trademarks, or corporate, trade or domain names, used in this report are the property of their owners. We believe that our trademarks are very important to our success and take the appropriate measures to protect them. We spend considerable time and resources overseeing, registering and prosecuting those who infringe on them. We also take great care not to infringe on trademarks of others.

Cette publication est disponible en français.

BCE’s Annual Report is printed with vegetable-based ink and is recyclable.

BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7 www.bce.ca Communications
email:	bcecomms@bce.ca
tel:	1 888 932-6666
fax:	(514) 870-4385

Investor Relations
email:	investor.relations@bce.ca
tel:	1 800 339-6353
fax:	(514) 786-3970

Printed in Canada